PE 8/22/2016

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 8-22-16

Adam W. Finerman
Olshan Frome Wolosky LLP
afinerman@olshanlaw.com

Re: ModusLink Global Solutions, Inc.

Dear Mr. Finerman:

This is in regard to your letter dated August 16, 2016 concerning the shareholder proposals submitted by Lauren Obeidat for inclusion in ModusLink Global Solutions' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposals and that ModusLink Global Solutions therefore withdraws its August 4, 2016 and August 12, 2016 requests for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Special Counsel

cc: Lauren Obeidat

*** FISMA & OMB Memorandum M-07-16 ***

From:	Finerman, Adam W.
To:	shareholderproposals
Cc:	khalid obeidat; Duncan, Johnathan C.
Subject:	FW: ModusLink Global Solutions, Inc. (MLNK) - Withdrawal of No-Action Request in connection with Shareholder Proposals
Date:	Tuesday, August 16, 2016 6:29:28 PM

Ladies and Gentlemen:

Please be advised that the shareholder proposals submitted by Lauren Obeidat to ModusLink Global Solutions, Inc. has been withdrawn by the proponent. Accordingly, ModusLink withdraws its no-action requests submitted on August 4, 2016 and on August 12, 2016. This withdrawal notice is simultaneously being sent to the proponent.

Sincerely,
Adam Finerman

Adam W. Finerman

OLSHAN

We've moved! Please note our new address:

OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
(Entrance is on 53rd Street between Sixth and Seventh Avenues)
New York, NY 10019
Direct: 212.451.2289
Facsimile: 212.451.2222
Email: AFinerman@olshanlaw.com
Web: www.olshanlaw.com

From:	khalid obeidat
To:	Finerman, Adam W.; shareholderproposals
Cc:	Duncan, Johnathan C.
Subject:	RE: ModusLink Global Solutions, Inc. (MLNK) - No-Action Request in connection with Second Proposal
Date:	Friday, August 12, 2016 3:55:15 PM

The revised proposal was submitted to try to accomodate the company's comment and give them flexibility and submitted as a replacement. This shows and proves the lack of good faith effort by MLNK and its attorney and such I
request from you to reject their request.
thanks
Lauren Obeidat

From: AFinerman@olshanlaw.com
To: FISMA & OMB Memorandum M-07-16 ***
CC: JDuncan@olshanlaw.com
Subject: ModusLink Global Solutions, Inc. (MLNK) - No-Action Request in connection with Second Proposal
Date: Fri, 12 Aug 2016 19:04:33 +0000

Dear Ms. Obeidat,

Attached please find correspondence sent to the SEC today pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as counsel to ModusLink Global Solutions, Inc. (the "Company"), representing a no-action request relating to your second shareholder proposal.

This e-mail is intended to be the copy of the Company's submission to be simultaneously provided to you pursuant to Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D, you are requested to copy the undersigned on behalf of the Company on any correspondence you may choose to send to the Staff.

Sincerely,
Adam Finerman

Adam W. Finerman

OLSHAN

We've moved! Please note our new address:

OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
(Entrance is on 53rd Street between Sixth and Seventh Avenues)
New York, NY 10019
Direct: 212.451.2289
Facsimile: 212.451.2222
Email: AFinerman@olshanlaw.com
Web: www.olshanlaw.com

O L S H A N

1325 AVENUE OF THE AMERICAS • NEW YORK, NEW YORK 10019
TELEPHONE: 212.451.2300 • FACSIMILE: 212.451.2222

EMAIL: AFINERMAN@OLSHANLAW.COM
DIRECT DIAL: 212.451.2289

August 12, 2016

BY ELECTRONIC MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ModusLink Global Solutions, Inc. – Second Shareholder Proposal Submitted by Lauren Obeidat

Ladies and Gentlemen:

By letter dated August 4, 2016 (the "**No-Action Request**") we, on behalf of our client, ModusLink Global Solutions, Inc., a Delaware corporation (the "**Company**"), requested confirmation from the staff of the Division of Corporation Finance (the "**Staff**") that it will not recommend enforcement action to the U.S. Securities and Exchange Commission (the "**Commission**") if the Company excluded a shareholder proposal (the "**Initial Proposal**") submitted by Lauren Obeidat (the "**Proponent**") from the Company's proxy materials for its 2016 Annual Meeting of Stockholders (the "**2016 Proxy Materials**"). A copy of the No-Action Request is attached hereto as Exhibit A (the "**No-Action Request**"). A copy of the Initial Proposal is attached as Exhibit A to the No-Action Request.

By email dated August 7, 2016, the Proponent sent to the Commission the response to the No-Action Request, attached hereto as Exhibit B (the "**Response Letter**"). Separately, by email dated August 7, 2016, the Proponent sent the undersigned (not the Company) a revised shareholder proposal, assumably in place of the Initial Proposal, attached hereto as Exhibit C (the "**Second Proposal**"), which the Company intends to exclude from the 2016 Proxy Materials in reliance on Rule 14a-8(e) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), because the Second Proposal was submitted after the submission deadline.

On behalf of the Company, we write to request confirmation from the Staff that it will not recommend enforcement action to the Commission if the Company excludes the Second Proposal from the 2016 Proxy Materials.

In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being provided simultaneously to the Proponent. This letter also informs the Proponent of (a) the Company's rejection of the Second Proposal and (b) of the Company's intention to exclude the Second Proposal from its 2016 Proxy Materials for the reasons set forth herein. As described below, the Company also believes there is good reason for the Commission to waive the Rule 14a-8(j) deadline for companies to submit notices of their intent to exclude a Rule 14a-8 proposal.

I. Reasons For Exclusion.

A. The Second Proposal May be Excluded Pursuant to Rule 14a-8(e) Because It was Received After the Deadline for Submitting Rule 14a-8 Shareholder Proposals.

Rule 14a-8(e) provides the process for determining the date by which shareholders must submit Rule 14a-8 shareholder proposals. The deadline for shareholders to submit 14a-8 proposals for inclusion in the Company's 2016 Proxy Materials, as calculated in conformance with Rule 14a-8(e)(2), was June 29, 2016. This deadline was also was published in the Company's 2015 proxy statement, as required by Rule 14a-5(e)(1). There is no provision in the proxy rules for a shareholder to amend or revise its proposal after the submission deadline has passed. This deadline is absolute irrespective of whether a shareholder states it will discuss its proposal with the Company.

The Company is treating the Second Proposal as a second proposal, consistent with Staff guidance. (See Section D.2., Staff Legal Bulletin No. 14F, October 18, 2011). Specifically, this guidance states:

> "If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j)."

Consistent with that guidance, this letter serves as notice that (a) the Company considers the Second Proposal as a second proposal and has exercised its right to reject the Second Proposal as untimely and (b) the Company intends to exclude the Second Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(e).

We further note that the Second Proposal is almost identical to the Initial Proposal, other than including provisions permitting delay in implementation of the Second Proposal "on a case by case basis." We believe that in addition to being excludable because the Second Proposal was submitted following the deadline, it is also excludable for all of the reasons set forth in the No-Action Request, which we incorporate by reference herein.

With respect to other statements made by the Proponent in other emails to the Commission, we are concerned about the Proponent's implication that the Company's directors and management are not acting in accordance with their fiduciary duties. The Company believes that each director and each member of management conducts him or herself in accordance with the highest ethical standards, and in full compliance with all of the Company's policies and procedures, as well as in full compliance with Delaware and federal law. Further, as a public company listed for trading on the Nasdaq Stock Market ("**Nasdaq**"), the Company complies with all the regulatory requirements and disclosure required under Nasdaq rules and Commission requirements, including the proxy rules.

B. There is Good Cause to Waive Rule 14a-8(j) 80-day Submission Deadline.

Rule 14a-8(j) provides that if a company intends to exclude a Rule 14a-8 proposal, it must submit reasons why it intends to exclude a Rule 14a-8 proposal to the Commission no later than 80 calendar days before the company files its definitive proxy materials. However, Rule 14a-8(j) also provides that the Commission may waive the 80-day deadline if the company demonstrates good cause for missing the deadline. At the present time the Company anticipates filing its definitive 2016 Proxy Materials within the next 80 days, and accordingly this 80-day deadline has passed. However, because the Second Proposal was submitted late, the Company believes there is good cause for missing the deadline.

Specifically, the Second Proposal was received by the Company after both the deadline for submitting shareholder proposals and the 80-day deadline provided for under Rule 14a-8(j) had passed, which mirrors the situation addressed in Staff guidance. (See Staff Legal Bulletin No. 14B, Section D, September 15, 2004) In this guidance, Staff advised that the most common reason for showing good cause is that the shareholder proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed.

II. Conclusion.

As discussed above, the Company believes that the Second Proposal is excludable from the Company's 2016 Proxy Materials under Rule 14a-8(e) and that the Company can demonstrate good cause for filing this request after the 80-day deadline under Rule 14a-8(j). By this letter, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Second Proposal from its 2016 Proxy Materials.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may exclude the Second Proposal from its 2016 Proxy Materials, please contact me at (212) 451-2289. I would appreciate your sending your response by facsimile or electronic mail to me at (212) 451-2222 or AFinerman@olshanlaw.com, as well as to the Company, attention of Louis J. Belardi, Chief Financial Officer at (781) 663-5045 or Louis_Belardi@moduslink.com.

Very truly yours,

Adam W. Finerman

ENCLS.

Copy w/encls. to:
Lauren Obeidat (By Electronic Mail)
Louis J. Belardi, ModusLink Global Solutions, Inc., (By Electronic Mail)

Exhibit A

<u>No-Action Request</u>

[attached]

O L S H A N

1325 AVENUE OF THE AMERICAS • NEW YORK, NEW YORK 10019
TELEPHONE: 212.451.2300 • FACSIMILE: 212.451.2222

EMAIL: AFINERMAN@OLSHANLAW.COM
DIRECT DIAL: 212.451.2289

August 4, 2016

BY ELECTRONIC MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ModusLink Global Solutions, Inc. - Shareholder Proposal Submitted by Lauren Obeidat

Ladies and Gentlemen:

On behalf of our client, ModusLink Global Solutions, Inc., a Delaware corporation (the "**Company**"), we write to request confirmation from the staff of the Division of Corporation Finance (the "**Staff**") that it will not recommend enforcement action to the U.S. Securities and Exchange Commission (the "**Commission**") if the Company excludes the shareholder proposal described herein (the "**Proposal**") submitted by Lauren Obeidat (the "**Proponent**") from the Company's proxy materials for its 2016 Annual Meeting of Stockholders (the "**2016 Proxy Materials**"). For the reasons set forth below, the Company intends to exclude the Proposal from the 2016 Proxy Materials in reliance on Rule 14a-8(i)(7), Rule 14a-8(i)(8) and Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the Proponent's correspondence that includes the Proposal and a statement of concern (the "**Statement of Concern**") is attached hereto as Exhibit A. Related correspondence with the Proponent regarding the Proposal is attached as Exhibit B.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are emailing this letter to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we have filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials and are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Proposal from the 2016 Proxy Materials. Likewise, we take this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be provided concurrently to the undersigned.

I. THE SHAREHOLDER PROPOSAL

The Proposal requests that the Company include the following resolution in its 2016 Proxy Materials:

"No member of the management team or the Board of the Directors (BOD) with potential conflict of interest can serve or continue to serve in the management team

> or the BOD unless he/she sign a statement declaring his/her COMPLETE fiduciary duties to the MLNK shareholders. Any member with potential conflict of interest shall be barred from comunicating [SIC] information about MLNK with the entity or entities that generated the potential conflict of interest"

II. BASIS FOR EXCLUSION

On behalf of the Company, we respectfully request that the Staff concur that the Company may exclude the Proposal from its 2016 Proxy Materials pursuant to (A) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations, or (B) Rule 14a-8(i)(8) because the Proposal would remove a director from office before his or her term expired or (C) Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

A. The Proposal is Related to the Company's Ordinary Business Operations.

The Proposal is properly excludable from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) because the underlying subject matter of the Proposal is within the ordinary course operations of the Company and does not raise a significant social policy issue. The Proposal relates to legal and ethical compliance, a management function, encompasses all "members" of the Company's "management team" and its Board of Directors (the "**Board**"), and is not limited to just senior executive officers or the Board. The Proposal also seeks to micromanage the Company's operations through specific and detailed instructions.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that deals with a "matter relating to the company's ordinary business operations." According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018, Amendments to Rules on Shareholder Proposals (May 21, 1998) (www.sec.gov/rules/final/34-40018.htm) (the "**1998 Release**"). In the 1998 Release, the Commission outlines two central considerations for determining whether the ordinary business exclusion applies: (1) was the task "so fundamental to management's ability to run a company on a day-today basis" that it could not be subject to direct shareholder oversight; and (2) "the degree to which the proposal seeks to 'micromanage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id.

1. The Proposal relates to the Company's legal and ethical compliance program, which is part of the Company's ordinary business operations.

The proposal is excludable because it relates to a task that is fundamental to the Company's ability to run itself on a day-to-day basis. Specifically, the Proposal relates to the Company's legal and ethical compliance program, which the Staff has repeatedly recognized as a matter of ordinary business for purposes of Rule 14a-8(i)(7). The Staff has stated that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)." *Raytheon Co.* (Mar. 25, 2013). See also *Monsanto Co.* (Nov. 3, 2005) (concurring that a proposal was excludable that called for the board to create an ethics oversight committee); *The AES Corp.* (Jan. 9, 2007) (concurring that a proposal was excludable that sought creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations); and *Halliburton Co.* (Mar. 10, 2006) (concurring that a proposal was excludable that requested the preparation of a report on the policies and procedures adopted to reduce or eliminate the reoccurrence of certain violations and investigations potentially damaging to the company's reputation and stock value).

In this case, the Proposal requests a resolution that: "No member of the management team or the Board of the Directors (BOD) with potential conflict of interest can serve or continue to serve in the management team or the BOD unless he/she sign a statement declaring his/her COMPLETE fiduciary duties to the MLNK shareholders. Any member with potential conflict of interest shall be barred from comunicating [SIC] information about MLNK with the entity or entities that generated the potential conflict of interest." As this resolution relates to, among other things, fiduciary duties, legal compliance and obligations to shareholders, the Proposal is squarely within the management function of the Company as part of its legal compliance program.

Fiduciary duties of management and the Board are discussed, addressed and applied under Delaware corporate law. See, e.g., *In re Walt Disney Co. Derivative Litig.*, 906 A.2d 27 (Del. 2006) (discussing the duty of care); *Stone v. Ritter*, 911 A.2d 362 (Del. 2006) (discussing the duty of loyalty); and *Malone v. Brincat*, 722 A.2d 5 (Del. 1998) (discussing the duty of candor/disclosure). The Company, as a Delaware corporation, is subject to Delaware corporate law, and the duties of "loyalty", "care", and "candor" apply to the Company's directors and to certain officers. The Proponent's emphasis of fiduciary duties demonstrates that the Proposal relates to a legal compliance program that is within the ordinary business operations of the Company.

Similarly, the references in the Proposal and the Statement of Concern to conflicts of interest places the subject matter of the Proposal squarely within the confines of ordinary business operations relating to ethical business practices and policies. The Staff has long expressed the view that "[p]roposals that concern general adherence to ethical business practices and policies are generally excludable under Rule 14a-8(i)(7)." *The Walt Disney Co.* (Dec. 12, 2011). See also *Verizon Communications Inc.* (Jan. 10, 2011) (same); and *International Business Machines Corp.* (Jan. 7, 2010) (same).

As required by the listing rules of the Nasdaq Stock Market ("**Nasdaq**"), the Company has adopted a code of conduct in the form of the Code of Business Conduct and Ethics, which is attached hereto as <u>Exhibit C</u> (the "**Code of Conduct**"), that covers specified areas relating to, among other things, conflicts of interest, confidentiality, compliance with law, insider trading, ethical conduct and fair dealing, protection of corporate assets, reporting and compliance procedures. The Code of Conduct is described in greater detail below in Section II.C.1. In fact, the Code of Conduct explicitly requires that all "Employees, officers and directors must act in the best interests of the Company." Any waivers of the Code of Conduct for directors or executive officers must be approved by the Board. As disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2015, any amendment to, or waiver of a provision of, the Code of Conduct applicable to the Company's principal executive officer or its senior financial officers (principal financial officer and controller or principal accounting officer, or persons performing similar functions) will be posted on the Company's website. Any amendment to, or waiver of a provision of, the Code of Conduct applicable to the directors will be disclosed by the Company within four business days by filing a current report on Form 8-K with the Commission in accordance with Nasdaq Listing Rule 5610.

In addition to the Code of Conduct, the Company has adopted an Insider Trading Policy and Corporate Governance Guidelines, which are attached hereto as Exhibit D and Exhibit E, respectively. As described below in Section II.C.1, the Insider Trading Policy requires compliance with applicable securities laws, prohibits directors, officers and employees from engaging in prohibited insider trading and from disclosing non-public information about the Company to any person. The Insider Trading Policy is intended to help avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company and its subsidiaries. The Corporate Governance Guidelines set forth requirements that guide the Board in the performance of its duties, including, but not limited to, requirements detailed below in Section II.C.1 related to management oversight, fiduciary duties and conflicts of interest.

As discussed below in Section II.C.1, the Code of Conduct, the Insider Trading Policy and the Corporate Governance Guidelines, which are fully integrated into the Company's ordinary business operations, addresses the items covered in the Proposal. The manner in which the Company implements the Code of Conduct, which includes a compliance program, and more generally the manner in which it enforces legal and ethical requirements applicable to directors, officers and employees, is a central part of the Company's day-to-day operations.

Consequently, because the Proposal relates to the Company's legal and ethical compliance programs, which are fundamental aspects of the ordinary business operations of the Company, the Company believes the Proposal is excludable under Rule 14a-8(i)(7).

2. The Proposal seeks to micromanage the Company's operations by requiring a broad group of employees to "sign a statement declaring his/her COMPLETE fiduciary duties to the MLNK shareholders" within a short time-frame.

The Proposal is excludable because it seeks to "micromanage" the Company. The 1998 Release provides that when a shareholder proposal "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies" it may be excludable as micromanagement under the ordinary business operations exclusion in Rule 14a-8(i)(7). The Staff has indicated that a shareholder proposal that sets a specific date for the delivery of a report involves the micromanaging of a company's operations and is excludable. In The Chubb Corp. (Feb. 26, 2007), the Staff concurred that a proposal requesting that the board provide a report related to climate change within six months of the upcoming annual meeting was excludable as ordinary course business operations.

The Proposal attempts to micromanage the Company's operations by requesting that each "member of the management team" and each member of the Board with a "with potential conflict of interest can serve or continue to serve in the management team or the BOD unless he/she sign a statement declaring his/her COMPLETE fiduciary duties to the MLNK shareholders." Under the terms of the Proposal, any member of management or the Board with a "potential conflict of interest" must first sign the proposed statement before he or she can continue to perform his or her duties without, which, in effect, requires the immediate signing of the proposed statement upon any manifestation of a potential (not actual) conflict of interest. The immediacy of this time-frame is the intricate detail deemed excludable by the 1998 Release.

The Proposal is also excludable as ordinary course of business since it applies to all members of the Company's management team, not just senior executive officers. The Staff has long drawn a distinction between matters related to only senior executive officers and general employees of a company. In Staff Legal Bulletin No. 14A (July 12, 2002) the Staff created a bright-line analysis between proposals that focus on equity compensation plans related to only senior executive officers and directors and those applying to a broader group of employees. See, e.g., *Wells Fargo & Co.* (Mar. 14, 2011) (proposal deemed excludable that related to compensation of 100 highest-paid employees); *3M Co.* (Mar. 6, 2008) (proposal deemed excludable that related to compensation of "high-level" 3M employees); and *Alliant Energy Corp.* (Feb. 4, 2004) (proposal deemed excludable that related to compensation of "all levels of vice president" and "all levels of top management"). The Proposal expressly seeks to address obligations of employees other than directors and senior executive officers. The Proposal extends to the fiduciary and legal obligations of all "members of the management team", which is not defined but seems to encompass more than just the senior executive officers of the Company. In the context of the fiduciary and legal obligations of employees to stockholders and other stakeholders, a shareholder proposal that encompasses "management team" generally and not a limited universe of senior executive officers falls clearly within the ordinary business operations of the Company.

Accordingly, because the Proposal seeks a detailed review and oversight of a large group of non-senior employees and requires action by the Company on a short prescribed time-frame, the Company believes the Proposal is excludable under Rule 14a-8(i)(7) as micromanaging a matter related to the ordinary business operations of the Company.

3. The Proposal does not raise a significant social policy issue.

In the 1998 Release, the Commission stated that proposals "focusing on sufficiently significant social policy issues" would not be excludable, because such proposals "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Release (footnote omitted). If actions that would normally be within the ordinary business operations of a company fall within this exception than they are not excludable pursuant to Rule 14a-8(i)(7).

This Proposal does not relate to significant social policy issues, and instead relates only to Company-specific concerns. In the Proponent's Statement of Concern, the Proponent addresses concerns specific to the Company that, as discussed below, have already been addressed by the Company. This Statement of Concern focuses on disclosures made by the Company, including in risk factors, concerning the Company. These disclosures are not "social policy" issues as contemplated by the 1998 Release. Nothing in the Proposal addresses any broadly applicable social policy.

Based on the foregoing, we respectfully request that the Staff concur that the Company may exclude the Proposal from the 2016 Proxy Materials as it relates to matters of the Company's ordinary business operations pursuant to Rule 14a-8(i)(7).

B. The Proposal Would Remove Directors From Office Before the Expiration of Their Respective Terms.

Rule 14a-8(i)(8)(ii) provides that a company may exclude a shareholder proposal that "[w]ould remove a director from office before his or her term expired." The Proposal is a mandatory proposal that would have the effect of removing directors from office before the expiration of their respective terms and is thus excludable under Rule 14a-8(i)(8)(ii).

As drafted, the Proposal requires that in order for any member of the Board "with potential conflict of interest" to "serve or continue to serve" on the Board, the Board member must "sign a statement declaring his/her COMPLETE fiduciary duties to the MLNK shareholders." The Company has a classified Board and if the Proposal is implemented, the Proposal would require the immediate signing of the proposed statement by any Board member (including any sitting Board members) with a "potential" (not actual) conflict of interest or upon any manifestation of a "potential" conflict of interest. If such a Board member elects to not sign the proposed statement, or otherwise fails to sign the statement for any reason, either upon election to the Board or at any point upon the manifestation of a "potential conflict of interest" during the Board member's term, such Board member would be disqualified from continuing to serve as a director and would be removed from office before the expiration of the term for which he or she was elected. Such premature removal from office would occur notwithstanding his or her prior election and full compliance with and adherence to the Company's policies and guidelines described below in Section II.C.1 and with the legal and compliance requirements described below in Section II.C.3. These policies and guidelines include the Company's Code of Conduct, Insider Trading Policy and Corporate Governance Guidelines.

The Staff has repeatedly confirmed that Rule 14a-8(i)(8)(ii) permits companies to exclude shareholder proposals that would remove directors from office before their terms expire. For example, in *Kinetic Concepts, Inc.* (Mar. 21, 2011) (concurring in the exclusion of a declassification stockholder proposal to the extent the proposal "could, if implemented, disqualify directors previously elected from completing their terms on the board"). See also *McDonald's Corp.* (Mar. 15, 2011) (concurring for the reasons stated above with the exclusion of a proposal) and; *Fisher Communications, Inc.* (Feb. 12, 2009) (concurring with the exclusion under Rule 14a-8(i)(8) declassification stockholder proposal to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board).

Accordingly, because the Proposal would remove directors from office before the expiration of their respective terms, the Company believes the Proposal should be excluded from the 2016 Proxy Materials.

C. The Proposal Has Already Been Substantially Implemented by the Company Through Its Compliance with the Listing Standards of the NASDAQ Stock Market and Through Implementation of Its Own Code of Business Conduct and Ethics, Insider Trading Policy and Corporate Governance Guidelines.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. Under Rule 14a-8(i)(10), "substantial" implementation does not require implementation in full implementation of the Proposal or implementation exactly as presented by the proponent. Applying this standard, the Staff has noted, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991) (permitting exclusion of a proposal requesting that the company adopt the Valdez Principles where the company had already adopted policies, practices, and procedures regarding the environment). The Staff has accordingly provided no-action relief under Rule 14a-8(i)(10) when a company has substantially implemented and, therefore, satisfied the "essential objective" of a proposal, even if the company did not take the exact action requested by the proponent, did not implement the proposal in every detail, or exercised discretion in determining how to implement the proposal. *See General Electric (March* 3, 2015) (permitting exclusion of a proxy access proposal where the company had already adopted a substantially similar proxy access bylaw); *Wal-Mart Stores, Inc.* (March 25, 2015) (permitting exclusion of a shareholder proposal requesting an employee engagement metric for executive compensation where a "diversity and inclusion metric related to employee engagement" was already included in the company's Management Incentive Plan); *Entergy Corp.* (February 14, 2014) (permitting exclusion of a shareholder proposal requesting a report "on policies the company could adopt to reduce its greenhouse gas emissions" where the requested information was already available in its sustainability and carbon disclosure reports); and *Exelon Corp.* (February 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report).

In this case, the Proposal requests a resolution that: "No member of the management team or the Board of the Directors (BOD) with potential conflict of interest can serve or continue to serve in the management team or the BOD unless he/she sign a statement declaring his/her COMPLETE fiduciary duties to the MLNK shareholders. Any member with potential conflict of interest shall be barred from communicating [SIC] information about MLNK with the entity or entities that generated the potential conflict of interest." As described in further detail below, the Company's policies, practices and procedures, and public disclosures "compare favorably" with the Proposal, and exclusion pursuant to Rule 14a-8(i)(10) is therefore warranted.

1. The Company's Code of Business Conduct and Ethics, Insider Trading Policy, Corporate Governance Guidelines and Related Procedures Substantially Satisfies the Terms of the Proposal.

The Company's existing Code of Conduct applies to all of the Company's directors, officers and employees (including members of the management team) and sets forth duties and requirements regarding, among other things:

- Compliance with Laws, Rules and Regulations;
- Conflicts of Interest;
- Insider Trading;
- Collusion;
- Confidentiality;
- Honest and Ethical Conduct and Fair Dealing;
- Protection and Proper Use of Corporate Assets;
- Waivers of this Code of Business Conduct and Ethics; and

- Reporting and Compliance Procedures.

The existing Code of Conduct already substantially implements the Proposal by requiring, among other things, that, directors, officers and employees:

- "must act in the best interests of the Company... refrain from engaging in any activity or having a personal interest that presents a 'conflict of interest,'"
- "must maintain the confidentiality of confidential information entrusted to them by the Company or other companies, including [Company] suppliers and customers, except when disclosure is authorized by a supervisor or legally mandated [, and that] [u]nauthorized disclosure of any confidential information is prohibited,"
- "[who] as a result of their relationship with the Company are prohibited by law and Company policy from trading in securities of the Company or such other companies, as well as from communicating such [material non-public information about the Company or other companies] to others who might trade on the basis of that information" and
- complete an electronic certification acknowledging receipt of the Code of Conduct and agreeing to comply with the Code of Conduct.

As this Code of Conduct is applicable to all directors, officers and employees, which includes "the management team or the Board of the Directors" as referenced in the Proposal, the Company believes that the Proposal is duplicative of existing Company policies and that the Proposal has already has been substantially implemented.

In addition, the Company also has an Insider Trading Policy that is available on the Company's Intranet. The Insider Trading Policy requires compliance with applicable securities laws, prohibits directors, officers and employees (including members of the management team) from engaging in prohibited insider trading and requires that all directors, officers and employees maintain all non-public information about the Company in strict confidence, and not communicate such information to any person. The Insider Trading Policy is intended to help avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company and its subsidiaries.

The Corporate Governance Guidelines, which specify the expectations of conduct by directors, substantially implement the Proposal by setting forth requirements that guide the Board in the performance of its duties, including, but not limited to, requirements that:

- The principal responsibility of the directors is to oversee the management of the Company and, in so doing, serve the best interests of the Company and its stockholders.
- In discharging their fiduciary duties of care, loyalty and candor, directors are expected to exercise their business judgment to act in what they reasonably believe to be the best interests of the Company and its stockholders.
- The Board shall have a majority of directors who meet the criteria for independence required by the NASDAQ Stock Market Marketplace Rules.
- Service on boards and/or committees of other organizations shall comply with the Company's conflict of interest policies.

- Nominees should have the interest and ability to understand the sometimes conflicting interests of the various constituencies of the Company, which include stockholders, employees, customers, governmental units, creditors and the general public, and to act in the interests of all stockholders.
- Nominees should not have, nor appear to have, a conflict of interest that would impair the nominee's ability to represent the interests of all the Company's stockholders and to fulfill the responsibilities of a director.

The Code of Conduct and Corporate Governance Guidelines are publicly available and posted to the Company's website. Together, the Code of Conduct, the Insider Trading Policy, and the Corporate Governance Guidelines are in place and the Company believes that the Proposal is duplicative of matters similarly addressed in its existing policies. As a result, the Company believes that the Proposal already has been substantially implemented.

2. Oversight by the Audit Committee, the Nominating and Corporate Governance Committee and the Related Party Transaction Committee Substantially Satisfies the Terms of the Proposal.

The Audit Committee of the Board (the "**Audit Committee**") and the Nominating and Corporate Governance Committee ("**NCG Committee**") of the Board already have direct oversight of the issues cited in the Proposal. The Audit Committee Charter is attached hereto as Exhibit F and is publicly available on the Company's website. The NCG Committee charter is attached hereto as Exhibit G and publicly available on the Company's website. Except as otherwise permitted by applicable Nasdaq rules, each member of the Audit Committee and the NCG Committee are independent.

Under the Audit Committee Charter, the Audit Committee is responsible for:

- Coordinating the Board of Directors' oversight of the Company's internal control over financial reporting, disclosure controls and procedures and code of conduct.
- Reviewing all related party transactions on an ongoing basis, and all such transactions must be approved by the Audit Committee.
- Meeting with and receiving a report from the Corporation's Chief Compliance Officer, at least annually, as to the Corporation's compliance with applicable laws and regulations.

Under the NCG Committee Charter, the NCG Committee is responsible for:

- Developing and recommending to the Board a set of Corporate Governance Guidelines applicable to the Company.
- Reviewing and reassessing the adequacy of such Corporate Governance Guidelines and recommend any proposed changes to the Board for approval.

As disclosed in our proxy statement for our 2015 Annual Meeting of Stockholders (the "**2015 Proxy**"), the Company also has a Related Party Transactions Committee (the "**RPT Committee**"). The RPT Committee reviews the material facts of any related-party transaction and either approves or disapproves of the entry into the transaction. In the course of reviewing the related-party transaction, the Related Party Transactions Committee considers, as disclosed in the 2015 Proxy, whether (i) the transaction is fair and reasonable to the Company, (ii) under all of the circumstances the transaction is in, or not inconsistent with, the Company's best interests, and (iii) the transaction will be on terms no less favorable to the Company than could have been obtained in an arms' length transaction with an unrelated third party. If advance approval of a related-party transaction is not feasible, then the transaction will be considered and, if the Related Transactions Party Committee determines it to be appropriate, ratified by the Related Party Transactions Committee. The RPT Committee is comprised entirely of independent directors. No director may participate in the approval of a transaction for which he or she is a related party.

Based on the described-above oversight, the Company believes that the Proposal already has been substantially implemented and should be excluded from the 2016 Proxy Materials.

3. The Company's Compliance with Existing Regulatory Requirements Substantially Satisfies the Terms of the Proposal.

The Company's common shares are listed for trading on the Nasdaq and the Company has registered these shares under Section 12(b) of the Exchange Act, making the Company a "reporting company" and subject to the Commission's reporting and disclosure requirements for reporting companies. As a result, the Commission regulates the Company's disclosures regarding related party transactions. Both the proxy rules and Form 10-K mandate that the Company disclose to the public the information required by Item 404 of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"). This information is designed to elicit information about the relationships between the Company and any director, executive officer or significant shareholder of the Company or of another company with which the Company engages in transactions. Pursuant to Item 404 of Regulation S-K, the Company must disclose transactions (both actual and proposed), that exceed $120,000, and in which any related person had or will have a direct or indirect material interest. "Related persons" are those in the following categories at any time during the most recent fiscal year: executive officers, directors, nominees for director, security holders known to own or beneficially own more than 5% of any class of voting securities and members of their immediate families (e.g., spouse, parents, step-parents, children, step-children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, persons (other than tenants or employees) sharing the household of a related person). "Transactions" include any financial transaction, arrangement or relationship (including indebtedness or a guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

The information required by regulation covers the factual and numeric information, carefully defined by the Commission's regulations, that is necessary and appropriate to permit shareholders to consider the extent to which, in the opinion of the shareholders, Company insiders are benefiting from their relationship with the Company. The Company has fully complied with its reporting obligations.

In addition, Nasdaq rules require that a majority of the directors of the Company (and, subject to certain limited exceptions, all of the members of the Audit Committee, the Nominations Committee and the Compensation Committee) satisfy the Nasdaq definition of "independent." This definition limits the kinds of relationships that the Company's independent directors may have, and the types of transactions that they may engage in, with the Company or its affiliates. Similarly, the

Commission has promulgated rules requiring all members of the Company's Audit Committee to be independent and setting up standards that a director must satisfy if he or she is to qualify as "independent" under these rules. The Company is in full compliance with these requirements.

Through this regulation, the Company already is subject to and in compliance with the comprehensive rules that govern disclosure of related party transactions. As a result, the Company believes that the Proposal already has been substantially implemented.

III. CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the Company's 2016 Proxy Materials. If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its 2016 Proxy Materials, please contact me at (212) 451-2289. I would appreciate your sending your response by facsimile or electronic mail to me at (212) 451-2222 or AFinerman@olshanlaw.com as well as to the Company, attention of Louis J. Belardi, Chief Financial Officer at (781) 663-5045 or Louis_Belardi@moduslink.com.

Very truly yours,

Adam W. Finerman

ENCLS.

Copy w/encls. to:

Lauren Obeidat (By Electronic Mail)

Louis J. Belardi, ModusLink Global Solutions, Inc., (By Electronic Mail)

Exhibit A

Proposal

From: khalid obeidat *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, May 27, 2016 4:53 PM
To: Investor Relations; SEC
Subject: Corrected: Submitting a shareholders resolution regarding conflict of interest

I submit the following resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934:

"No member of the management team or the Board of the Directors (BOD) with potential conflict of interest can serve or continue to serve in the management team or the BOD unless he/she sign a statement declaring his/her COMPLETE fiduciary duties to the MLNK shareholders. Any member with potential conflict of interest shall be barred from comunicating information about MLNK with the entity or entities that generated the potential conflict of interest"

I'm the beneficial owner of at 61,575 shares of MLNK common stock and I have held the requisite amount of stock for over a year and intend to maintain ownership through the annual meeting in 2018.

Statement Of Concern
The proposal is due to alarming declartion on filing by MLNK to the SEC of those potential conflicts and their negative impact on the shareholders of MLNK. Also combined with the lack of clarity or communication with shareholders, the presence entities that own large amount of shares with full access to the BOD and through sharing management excutive and their inderect control of the BOD and MLNK put the shareholders especially individual shareholders at big disadvantage and create the potential for manipulating share prices to suite the interest of some entities.

I would like MLNK investor Relations to acknowledge the receipt of this email and let me know what is required for my proposal to be voted on as early as possible. I'd like this proposal to be voted on in the next AGM and a prompt response is required. I'm open to working with MLNK management on the proposal text and the statement of concern text.

LaurenObeidat

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Correspondence

From: khalid obeidat [mailto*** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, August 03, 2016 11:34 AM
To: Finerman, Adam W.; SEC
Subject: RE: ModusLink

Dear Adam

Thanks for your reply but the time frame of MLNK response is important for two reasons.
Those two reasons are the following:

1- I'd like to know if I met the requirements for submitting the proposal or there need to be more requirements from me.

2- If there is difficiency in the proposal I'd like enough time to cure the problem in the proposal.

Please assure me that MLNK and you are not trying to run the clock on the proposal

---

From: AFinerman@olshanlaw.com
To: *** FISMA & OMB Memorandum M-07-16 ***
CC: Louis_Belardi@moduslink.com
Subject: RE: ModusLink
Date: Mon, 1 Aug 2016 22:33:39 +0000

Dear Mr. Obeidat,

When we spoke I informed you I represented ModusLink. We are reviewing your proposal with the Company and will advise you on whether the Company will seek to exclude your proposal from the proxy.

Sincerely,

Adam Finerman

From: khalid obeidat [mailto*** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, July 29, 2016 4:57 PM
To: Finerman, Adam W.; SEC
Subject: RE: ModusLink

I'd like to know about the status of my proposal and when it'll be inculded in the AGM. It seems that MLNK is concluding recent transactions and giving shares at discountto allies of steel partners and HNH. I submitted my share proposal and copied SEC but I recieved no respose yet. The only respose I recieved is from you and I don't know if you are representing shareholders of MLNK or the chairman and board members who declared in their filing a potential conflict of interest. In my opinion the board and management has huge conflict of interest and their loyality is not to the company and that is the reason I introduced my proposal. Declaring that they "may have potential conflict of interest" is very different from having fiduciary duty to shareholders of MLNK. The Board of Directors including the chairman and upper management need to sign a pledge of fiduciary duty to the company and the shareholders or resign their positions.

I'll await your responce on what additional information is needed from me.

Lauren Obeidat

From: AFinerman@olshanlaw.com
To:** FISMA & OMB Memorandum M-07-16 ***
Subject: ModusLink
Date: Wed, 27 Jul 2016 15:17:55 +0000

Dear Mr. Obeidat,

I received the stock ownership information you sent. Thank you.

Regards,

Adam

Adam W. Finerman

OLSHAN

We've moved! Please note our new address:

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas
(Entrance is on 53rd Street between Sixth and Seventh Avenues)

New York, NY 10019

Direct: 212.451.2289

Facsimile: 212.451.2222

Email: AFinerman@olshanlaw.com

Web: www.olshanlaw.com

3794635-2

From: khalid obeidat [mailto:*** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, July 25, 2016 5:02 PM
To: Finerman, Adam W.
Subject: RE: Modus Link

Attached is your requested information. Let me know if you need anything else.

Thanks

From: AFinerman@olshanlaw.com
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Modus Link
Date: Thu, 21 Jul 2016 22:03:51 +0000

Dear Ms. Obeidat,

I am writing to you as counsel to ModusLink Global Solutions, Inc. ModusLink is in receipt of your proposed shareholder proposal sent by email on May 27, 2016. I would like to discuss the proposal with you if that is possible. Please let me know if there is a convenient time, and a number I can contact you to discuss.

Regards,

Adam Finerman

Adam W. Finerman

OLSHAN

We've moved! Please note our new address:

OLSHAN FROME WOLOSKY LLP

3794635-2

1325 Avenue of the Americas
(Entrance is on 53rd Street between Sixth and Seventh Avenues)

New York, NY 10019

Direct: 212.451.2289

Facsimile: 212.451.2222

Email: AFinerman@olshanlaw.com

Web: www.olshanlaw.com

Exhibit C

Code of Conduct

ModusLink Global Solutions, Inc.

CODE OF BUSINESS CONDUCT AND ETHICS

This Code of Business Conduct and Ethics (the "Code") sets forth legal and ethical standards of conduct for directors, officers and employees of ModusLink Global Solutions, Inc. and its subsidiaries (the "Company"), including the Company's' principal executive officer and its senior financial officers (principal financial officer and controller or principal accounting officer, or persons performing similar functions). This Code is intended to deter wrongdoing and to promote the conduct of all Company business in accordance with high standards of integrity and in compliance with all applicable laws and regulations. This Code applies to the Company and all of its subsidiaries and other business entities controlled by the Company worldwide.

If you have any questions regarding this Code or its application to you in any situation, you should contact your supervisor or the Legal Department of the Company.

Compliance with Laws, Rules and Regulations

The Company requires that all employees, officers and directors comply with all laws, rules and regulations applicable to the Company wherever it does business. You are expected to use good judgment and common sense in seeking to comply with all applicable laws, rules and regulations and to ask for advice when you are uncertain about them.

If you become aware of the violation of any law, rule or regulation by the Company, whether by its officers, employees or directors, it is your responsibility to promptly report the matter to your supervisor or the Legal Department of the Company.

While it is the Company's desire to address matters internally, nothing in this Code should discourage you from reporting any illegal activity, including any violation of the securities laws, antitrust laws, environmental laws or any other federal, state or foreign law, rule or regulation, to the appropriate regulatory authority. **Employees, officers and directors shall not discharge, demote, suspend, threaten, harass or in any other manner discriminate against any other employee because of a good faith report of any such violation.** This Code should not be construed to prohibit you from testifying, participating or otherwise assisting in any state or federal administrative, judicial or legislative proceeding or investigation.

Conflicts of Interest

Employees, officers and directors must act in the best interests of the Company. You must refrain from engaging in any activity or having a personal interest that presents a "conflict of interest." A conflict of interest occurs when a personal interest interferes, or appears to interfere, with the interests of the Company. A conflict of interest can arise whenever you, as an officer, director or employee, take action or have an interest that prevents you from performing your Company duties and responsibilities honestly, objectively and effectively.

For example:

- No employee, officer or director shall perform services as a consultant, employee, officer, director, advisor or in any other capacity for, or have a financial interest in, a competitor of the Company, other than services performed at the request of the Company and other than a financial interest representing less than one percent (1%) of the outstanding shares of a publicly-held company; and

- No employee, officer or director shall use his or her position with the Company to influence a transaction with a Company supplier or Company customer in which such person has any personal interest, other than a financial interest representing less than one percent (1%) of the outstanding shares of a publicly-held company.

It is your responsibility to disclose any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest to the Legal Department of the Company, or, if you are an executive officer or director, to the Board of Directors, who shall be responsible for determining whether such transaction or relationship constitutes a conflict of interest.

Insider Trading

Employees, officers and directors who have material non-public information about the Company or other companies, including Company suppliers and Company customers, as a result of their relationship with the Company are prohibited by law and Company policy from trading in securities of the Company or such other companies, as well as from communicating such information to others who might trade on the basis of that information. To help ensure that you do not engage in prohibited insider trading and avoid even the appearance of an improper transaction, the Company has adopted a Policy on Trading of Securities and Public Disclosures, which is available on the Company's Intranet at http://moduslinkinsider.com/Company/Pages/policies.aspx.

If you are uncertain about the constraints on your purchase or sale of any Company securities or the securities of any other company that you are familiar with by virtue of your relationship with the Company, you should consult with the Legal Department of the Company, before making any such purchase or sale.

Collusion

The Company and its employees, officers and directors will not enter into price fixing, bid collusion, market collusion or reduced production agreements with competitors, and will not discuss with competitors prices, bids, and conditions including price confirmation.

Confidentiality

Employees, officers and directors must maintain the confidentiality of confidential information entrusted to them by the Company or other companies, including our suppliers and customers, except when disclosure is authorized by a supervisor or legally mandated. Unauthorized disclosure of any confidential information is prohibited. Additionally, employees should take appropriate precautions to ensure that confidential or sensitive business information, whether it is proprietary to the Company or another company, is not communicated within the Company except to employees, officers and directors who have a need to know such information to perform their responsibilities for the Company. You should also review the relevant provisions of the Company's Policy on Trading of Securities and Public Disclosures. In the event you have executed a confidentiality agreement with the Company, such agreement imposes specific obligations and restrictions on you and such obligations shall govern to the extent they are, in any way, contrary to the terms of this Code of Business Conduct and Ethics.

Third parties may ask you for information concerning the Company. Employees, officers and directors (other than the Company's authorized spokespersons) must not discuss internal Company matters with, or disseminate internal Company information to, anyone outside the Company, except as required in the performance of their Company duties and after an appropriate confidentiality agreement is in place. This prohibition applies particularly to inquiries concerning the Company from the media, market professionals (such as securities analysts, institutional investors, investment advisers, brokers and dealers) and security holders. All responses to inquiries on behalf of the Company must be made only by the Company's authorized spokespersons. If you receive any inquiries of this nature, you must decline to comment and refer the inquirer to your supervisor or one of the Company's authorized spokespersons. The Company's policies with respect to public disclosure of internal matters are described more fully in the Company's Policy on Trading of Securities and Public Disclosures, which is available on the Company's Intranet at http://moduslinkinsider.com/Company/Pages/policies.aspx.

You also must abide by any lawful obligations that you have to your former employer. These obligations may include restrictions on the use and disclosure of confidential information, restrictions on the solicitation of former colleagues to work at the Company and non-competition obligations.

Honest and Ethical Conduct and Fair Dealing

Employees, officers and directors should endeavor to deal honestly, ethically and fairly with the Company's suppliers, customers, competitors and employees. Statements regarding the Company's products and services must not be untrue, misleading, deceptive or fraudulent. You must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

Protection and Proper Use of Corporate Assets

Employees, officers and directors should seek to protect the assets of the Company's and of its customers. Theft, carelessness and waste have a direct impact on the Company's financial performance. Any employee, officer or director who becomes aware of any theft of the Company's assets or the assets of one of its customers must promptly report such theft to his or her supervisor or to the Legal Department of the Company. Employees, officers and directors must use the Company's assets and services solely for legitimate business purposes of the Company and not for any personal benefit or the personal benefit of anyone else.

Employees, officers and directors must advance the Company's legitimate interests when the opportunity to do so arises. You must not take for yourself personal opportunities that are discovered through your position with the Company or the use of property or information of the Company.

Gifts and Gratuities

The use of Company funds or assets for gifts, gratuities or other favors to employees or government officials is prohibited, except to the extent such gifts are in compliance with applicable law, nominal in amount and not given in consideration or expectation of any action by the recipient.

Employees, officers and directors must not accept, or permit any member of his or her immediate family to accept, any gifts, gratuities or other favors from any customer, supplier or other person doing or seeking to do business with the Company, other than items of nominal value. Any gifts that are not of nominal value should be returned immediately and reported to your supervisor. If immediate return is not practical, they should be given to the Company for charitable disposition or such other disposition as the Company believes appropriate in its sole discretion.

Common sense and moderation should prevail in business entertainment engaged in on behalf of the Company. Employees, officers and directors should provide, or accept, business entertainment to or from anyone doing business with the Company only if the entertainment is infrequent, modest and intended to serve legitimate business goals.

Bribes and kickbacks are criminal acts, strictly prohibited by law. You must not offer, give, solicit or receive any form of bribe or kickback anywhere in the world. The Company's policies with respect to anti-bribery laws and regulations are described more fully in the Company's Foreign Corrupt Practices Act Policy, which is available on the Company's Intranet at http://moduslinkinsider.com/Company/Pages/policies.aspx.

Accuracy of Books and Records and Public Reports

Employees, officers and directors must honestly and accurately report all business transactions. You are responsible for the accuracy of your records and reports. Accurate information is essential to the Company's ability to meet its legal and regulatory obligations.

All Company books, records and accounts shall be maintained in accordance with all applicable regulations and standards and accurately reflect the true nature of the transactions they record. The financial statements of the Company shall conform to generally accepted accounting rules and the Company's accounting policies. No undisclosed or unrecorded account or fund shall be established for any purpose. No false or misleading entries shall be made in the Company's books or records for any reason, and no disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation.

It is the policy of the Company to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, the Securities and Exchange Commission and in other public communications.

Concerns Regarding Accounting or Auditing Matters

Employees, officers and directors with concerns regarding questionable accounting or auditing matters or complaints regarding accounting, internal accounting controls or auditing matters may confidentially, and anonymously if they wish, submit such concerns or complaints through the Company's ethics hotline at www.ethicspoint.com or by writing to the Legal Department of the Company, at the address listed below. See "Reporting and Compliance Procedures." All such concerns and complaints will be forwarded to the Audit Committee of the Board of Directors, unless they are determined to be without merit by the Legal Department of the Company and the Chief Financial Officer of the Company. In any event, a complete record of all complaints will be provided to the Audit Committee each fiscal quarter. Any such concerns or complaints may also be communicated, confidentially and, if you desire, anonymously, directly to any member of the Audit Committee of the Board of Directors.

The Audit Committee will evaluate the merits of any concerns or complaints received by it and authorize such follow-up actions, if any, as it deems necessary or appropriate to address the substance of the concern or complaint.

The Company will not discipline, discriminate against or retaliate against any employee who reports a complaint or concern (other than potential disciplinary action in the event the employee is found to have knowingly and willfully made a false report).

Waivers of this Code of Business Conduct and Ethics

While some of the policies contained in this Code must be strictly adhered to and no exceptions can be allowed, in other cases exceptions may be possible. Any employee or officer who believes that an exception to any of these policies is appropriate in his or her case should first contact his or her immediate supervisor. If the supervisor agrees that an exception is appropriate, the approval of the Legal Department of the Company must be obtained. The Legal Department shall be responsible for maintaining a complete record of all requests for exceptions to any of these policies and the disposition of such requests.

Any executive officer, senior financial officer or director who seeks an exception to any of these policies should contact the General Counsel of the Company. Any waiver of this Code for executive officers or directors or any change to this Code that applies to executive officers or directors may be made only by the Board of Directors of the Company and will be disclosed as required by law or stock market regulation.

Reporting and Compliance Procedures

Every employee, officer and director has the responsibility to ask questions, seek guidance, and report suspected violations and express concerns regarding compliance with this Code. Any employee, officer or director who knows or believes that any other employee or representative of the Company has engaged or is engaging in Company-related conduct that violates applicable law or this Code should report such information to his or her supervisor or to the Legal Department of the Company, as described below. You may report such conduct openly or anonymously without fear of retaliation. The Company will not discipline, discriminate against or retaliate against any employee who reports such conduct in good faith, whether or not such information is ultimately proven to be correct, or who cooperates in any investigation or inquiry regarding such conduct. Any supervisor who receives a report of a violation of this Code must immediately inform the Legal Department of the Company.

You may report violations of this Code, on a confidential or anonymous basis, by logging on to the Company's ethics website located at www.ethicspoint.com or by contacting the Legal Department of the Company by:

* telephone (781-663-5000),
* fax (781-663-5095),
* mail (ModusLink Global Solutions, Inc., 1601 Trapelo Road, Suite 170, Waltham, MA 02451) or
* e-mail (Alan_Cormier@moduslink.com)

While we prefer that you identify yourself when reporting violations so that we may follow up with you, as necessary, for additional information, you may utilize www.ethicspoint.com or leave messages anonymously if you wish.

If the Legal Department receives information regarding an alleged violation of this Code, the Legal Department shall, as appropriate, (a) evaluate such information, (b) if the alleged violation involves an executive officer or a director, inform the Chief Executive Officer and Board of Directors of the alleged violation, (c) determine whether it is necessary to conduct an informal inquiry or a formal investigation and, if so, initiate such inquiry or investigation and (d) report the results of any such inquiry or investigation, together with a recommendation as to disposition of the matter, to the Chief Executive Officer of the Company for action, or if the alleged violation involves an executive officer or a director, report the results of any such inquiry or investigation to the Board of Directors or a committee thereof. Employees, officers and directors are expected to cooperate fully with any inquiry or investigation by the Company regarding an alleged violation of this Code. Failure to cooperate with any such inquiry or investigation may result in disciplinary action, up to and including discharge for cause.

The Company shall determine whether violations of this Code have occurred and, if so, shall determine the disciplinary measures to be taken against any employee who has violated this Code. In the event that the alleged violation involves an executive officer or a director, the Chief Executive Officer and the Board of Directors, respectively, shall determine whether a violation of this Code has occurred and, if so, shall determine the disciplinary measures to be taken against such executive officer or director.

Compliance

Failure to comply with the standards outlined in this Code will result in disciplinary action including, but not limited to, reprimands, warnings, probation or suspension, demotions, reductions in salary, discharge for cause and restitution. Certain violations of this Code may require the Company to refer the matter to the appropriate governmental or regulating authorities for investigation or prosecution. Moreover, any supervisor who directs or approves of any conduct in violation of this Code, or who has knowledge of such conduct and does not immediately report it, also will be subject to disciplinary action, up to and including discharge for cause.

Dissemination and Amendment

This Code shall be distributed annually to each employee, officer and director of the Company, and each employee, officer and director shall certify that he or she has received, read and understood the Code and has complied with its terms.

The Company reserves the right to amend, alter or terminate this Code at any time for any reason. The most current version of this Code can be found in on the Company's Intranet at http://moduslinkinsider.com/Company/Pages/policies.aspx.

This document is not an employment contract between the Company and any of its employees, officers or directors and does not alter the Company's at-will employment policy.

EACH EMPLOYEE, OFFICER AND DIRECTOR IS REQUIRED TO ELECTRONICALLY ACKNOWLEDGE RECEIPT OF THIS CODE OF BUSINESS CONDUCT AND ETHICS WITHIN 10 DAYS OF ISSUANCE. FAILURE TO DO SO MAY RESULT IN DISCIPLINARY ACTION.

Certification

I hereby certify that:

1. I have received and carefully read the Code.
2. I have had ample opportunity to ask questions and seek clarification with respect to the Code.
3. I understand the Code.
4. I have complied and will continue to comply with the terms of the Code.

1. Please type your full name and today's date below in the following format:

For example: John Jacob Smith 10/13/2014 (MO/DAY/YEAR)

2. Please enter job title and company here.

For example: Finance Manager, ModusLink

3. Please enter your work location here.

Example: Waltham, MA or Kildare, Ireland

Exhibit D

Insider Trading Policy

INSIDER TRADING POLICY

ModusLink Global Solutions, Inc.

THE NEED FOR A POLICY

This policy was created to promote compliance with applicable securities laws by (i) all directors, officers and employees of ModusLink Global Solutions, Inc. and its wholly-owned subsidiaries listed on Schedule A attached hereto ("the "Company") and (ii) any person or any officers, directors or employees of any entity designated by the Chief Compliance Officer (as defined herein) which assists the Company or its subsidiaries in providing management or accounting duties to third parties who are involved in providing such services (collectively, "Covered Persons"). We are also adopting this policy to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company and its subsidiaries, which would damage our reputation for integrity and ethical conduct. Among other things, this policy prohibits insider trading by Covered Persons with respect to the securities of the Company and the securities of companies in which the Company owns 10% or more of the voting securities, any company on which the Company has a representative on the board of directors and any public company with whom the Company enters into a non-disclosure or confidentiality agreement with respect to the purchase of securities of such entity or any other company designated by the Chief Compliance Officer ("Covered Securities"), as listed on the attached Covered Securities list, which list will be updated as necessary by the Chief Compliance Officer. For purposes of this policy, the Chief Compliance Officer shall be the person designated from time to time by the Board of Directors of the Company to serve in such capacity.

WHAT IS "INSIDER TRADING"?

Insider trading is, in addition to being a violation of the Company's Policy on Insider Trading, a violation of securities laws. The penalties for insider trading are discussed below.

The term "insider trading" generally refers to (1) trading in securities while in possession or aware of material non-public information, or (2) communications of material non-public information to others who may trade while in possession or aware of such information.

This means insiders are prohibited from doing the following:

- trading in securities while in possession or aware of material non-public information concerning such securities;
- having others trade on the insider's behalf while the insider is in possession or aware of material non-public information; and
- communicating non-public information concerning securities to others who may then trade in such securities or pass on the information to others who may trade in such securities. This conduct is known as "tipping."

The elements of insider trading are discussed below:

1. *Who is an Insider?*

The concept of "insider" is broad and generally includes any person who possesses non-public information about the Covered Securities and who has a duty to the Company to keep this information confidential. In the case of the Company, "insiders" include officers and directors of the Company, as well as other persons who routinely have access to material information that is not publicly available or who are working on significant corporate transactions or projects. In addition, a person can be a "temporary insider" if he or she enters into a relationship to serve the Company and as a result is given access to information in connection with such service. Outsiders who can become temporary insiders include, among others, attorneys, accountants, consultants, investment bankers and the employees of organizations providing such services to the Company. Insiders are collectively referred to herein as "Covered Persons".

2. *What is Material Information?*

"Material information" generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider such information important in making his or her investment decisions, or information that is reasonably likely to affect the price of the Covered Securities. It is important to remember that materiality will always be judged with the benefit of hindsight.

"Inside" information could be material because of its expected effect on the price of the Covered Securities, the securities of another company, or the securities of several companies. Moreover, the resulting prohibition against the misuse of material non-public information includes not only restrictions on trading in the Covered Securities, but restrictions on trading in the securities of other companies affected by the material non-public information.

<u>Examples</u>. Common examples of information that may be regarded as material are:

- Earnings or sales results;
- Changes in dividend/distribution policies or the declaration of a stock split or the offering of additional securities;
- Proposals, agreements or news regarding a pending or proposed merger, acquisition, tender offer, joint venture, divestiture, leveraged buy out, significant sale of assets or the disposition of a subsidiary;
- Changes in relationships with major customers, or obtaining or losing customers;
- Major financing developments;
- Changes in management or other major personnel changes;
- Criminal indictments or material civil litigation or government investigations;
- Significant disputes with major suppliers, vendors or customers;
- Labor disputes including strikes or lockouts;
- Substantial changes in accounting methods;
- Debt service or liquidity problems;
- Impending bankruptcy or insolvency; and
- Public offerings or private sales of debt or equity securities.

Either positive or negative information may be material.

3. *What is Non-Public Information?*

In order for information to qualify as "inside" information it must not only be "material," it must be "non-public." "Non-public" information is information which has not been made available to investors generally. At such time as material, non-public information has been released to the investing public, it loses its status as "inside" information.

However, for "non-public" information to become public information it must be disseminated through recognized channels of distribution designed to reach the securities marketplace, such as disclosure by filing a report with the Securities and Exchange Commission ("SEC") or disclosure by release to a national business and financial wire service (such as Dow Jones or Reuters) or a national newspaper (such as The Wall Street Journal). Further, sufficient time must pass for the information to become available in the market.

Partial disclosure does not constitute public dissemination. So long as any material component of the "inside" information has yet to be publicly disclosed, the information is deemed "non-public" and may not be misused.

4. *What is Trading?*

Trading includes buying and selling stocks, options or other types of securities. Purchases of stock under an employee option for cash (but not any related open market sales or surrender of shares) are excluded from the term "trading" for purposes of this policy.

THE CONSEQUENCES

The consequences of insider trading violations can be staggering:

For individuals who trade on inside information (or tip such information to others):

- A civil penalty of up to three times the profit gained or loss avoided;
- A criminal fine (no matter how small the profit) of up to $5 million;
- A jail term of up to 20 years; and
- A court injunction or a cease and desist order to stop the violation and penalties for violations of such orders or the federal securities laws.

For the Company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading by an employee or tipping of inside information by an employee:

- A civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the employee's violation; and
- A criminal penalty of up to $25 million.

Moreover, if a person violates this policy or fails to comply with this policy or the Company's procedures, the Company imposed sanctions, including dismissal, could result. Needless to say, any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish one's reputation and irreparably damage a career. Further, the recently-passed Dodd-Frank Wall Street Reform and Consumer Protection Act includes a mandatory "bounty" of 10 to 30 percent for anyone providing the SEC with information that leads to a successful enforcement action resulting in monetary sanctions of over $1 million.

POLICY STATEMENT

Prohibition of Insider Trading

If a Covered Person has material non-public information relating to securities, it is our policy that neither that person nor any related person may trade such securities or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to material non-public information relating to any other company, including companies in which we invest or have an interest and our clients or suppliers, obtained in the course of employment.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not exempted from the insider trading laws or from our policy. The fact that the Covered Person may have relied on other factors in purchasing or selling securities, while in possession or aware of material non-public information, will not absolve the person from liability under the law.

<u>When Information is Public</u>. As you can appreciate, it is also improper for a Covered Person to enter a trade immediately after a public announcement of material information, including earnings releases, has been made regarding a Covered Security. Because the Company's non-employee stockholders and the investing public should be afforded the time to receive the information and act upon it, as a general rule you should not engage in any trades until the ***second business day*** after the information has been released. If an announcement is made before the market opens on a business day, the day of the announcement will be the first business day for purposes of this policy. Thus, if an announcement is made on a Monday after market close, Thursday generally would be the first day on which you could trade in the Covered Security. If an announcement is made on a Friday after market close, Wednesday generally would be the first day on which you could trade. If an announcement is made on a Monday before the market opens, Wednesday would be the first day on which you could trade.

<u>Twenty-Twenty Hindsight</u>. If your securities trades become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any trade, you should carefully consider how regulators and others might view your trade in hindsight.

<u>Applicability to Other Companies</u>. During the course of his or her employment or engagement, a person may obtain material non-public information about current or potential customers, suppliers, business partners or others doing business with the Company or in which the Company has an investment or an interest. The provisions on confidentiality and the prohibition on trading while in possession or aware of non-public information also apply to the securities of these other companies. Thus, the term "Covered Securities" as used in this policy can also mean the securities of those other companies.

Trades by Family Members. The very same restrictions apply to your family members and others living in your household.[1/] Covered Persons are expected to be responsible for the compliance of their immediate family and personal household.

Prevention of Insider Trading by Others. The Company, its directors and officers and some supervisory personnel could be deemed "controlling persons" subject to potential liability under the securities laws. Accordingly, it is incumbent on these persons to maintain an awareness of possible insider trading violations by persons under their control and to take measures where appropriate to prevent such violations. Directors, officers and other supervisory personnel who become aware of a potential insider trading violation or a violation of this policy should immediately advise the Chief Compliance Officer or the Chair of the Audit Committee of the Board of Directors of the Company and should take steps where appropriate to prevent persons under their supervision from using inside information for trading purposes. Additionally, any employee who violates this policy or any federal or state laws governing insider trading or tipping, or knows of or suspects any such violation by any other director, officer or employee must report the violation immediately to the Chief Compliance Officer or the Chairman of the Audit Committee.

Confidentiality

Serious problems could arise for the Company and you by an unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper trading in the Covered Securities. Generally, securities regulations provide that when a company (such as the Company) discloses material, non-public information, it must provide broad, non-exclusionary public access to the information. Violations of these regulations can result in SEC enforcement actions, resulting in injunctions and severe monetary penalties. It is our policy that all Covered Persons must maintain all non-public information about the Company in strict confidence, and should not communicate such information to any person.

Proprietary information includes non-public information, analyses and plans that are created or obtained by the Company for its business purposes, other than that which constitutes confidential information entrusted to the Company or its personnel by an external source. In order to safeguard proprietary and non-public information, Covered Persons should: (i) use proprietary or non-public information only for the specific business purposes for which the information was given, created or obtained; (ii) avoid discussions of proprietary or non-public information in the presence of others who do not have a need to know such information (including other Covered Persons), and exercise extreme caution when discussing proprietary or non-public information in hallways, elevators, trains, subways, airplanes, restaurants, social gatherings or other public places; (iii) keep limited partners' identities confidential; (iv) keep proprietary and non-public information in a secure manner; (v) exercise care to avoid placing documents containing proprietary or non-public information in areas where they may be read by unauthorized persons, and store such documents in secure locations when they are not in use; and (vi) avoid using speakerphones in circumstances where proprietary or non-public information may be overheard, and be aware that mobile telephones must be used with great care because their transmissions may be picked up by others.

1/ Such "others living in your household" could include housekeepers, babysitters, unrelated household members, and anyone else present in your home. This is not meant to be an exclusive list; rather, insiders must be very careful that others do not receive inside information, and those present in your home are more likely than others to be exposed to such information.

The prohibition regarding the unauthorized disclosure of internal information about the Company applies to inquiries about the Company which may be made by the financial press, investment analysts or others in the financial community. It is important that all such communications on behalf of the Company be made only through authorized individuals. If you receive any inquiries of this nature, you should decline comment and refer the inquiry directly to the Chief Financial Officer, the person responsible for our investor relations.

Tipping Information to Others. Covered Persons must not pass confidential or non-public information on to others. Tipping results in liability for the insider who communicated the information, even if such insider does not actually trade himself or herself, and for the person who received the information if the person has reason to know that it was an improper disclosure and acts on such information or passes it on to others who may act on it.

Tipping and the Internet. The prohibition against tipping applies to all forms of communication, including those conducted via the internet. Information communicated via e-mail, internal and external, is sometimes confidential and material in nature and thus subject to insider trading rules. You are cautioned that various chat rooms and message boards dedicated to the stock market are largely unsecured and unregulated and should not be used to communicate any information regarding the Company or the Covered Securities, whether confidential or not. Further, it is the policy of the Company that no Covered Person shall initiate or respond to messages posted in internet forums that pertain to the Company or companies that we have or may have an investment in and do or may do business with and about which you may learn something in the course of your employment or engagement. Such forums often contain rumors and misinformation that you may, as a loyal employee, feel compelled to correct. However, doing so (even with innocent intentions) could be considered tipping and therefore in violation of insider trading rules. Should you come across information posted online that you believe to be false or potentially damaging to the Company, please do not respond directly; instead, please contact the Chief Compliance Officer.

PROCEDURES

Pre-Clearance of All Trades

To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper trade (which could result, for example, where an officer engages in a trade while unaware of a pending major development), Covered Persons, prior to any trades in Covered Securities, such as acquisitions (except purchases of stock under an employee option for cash not involving an open market sale or surrender of shares), dispositions, transfers, option exercises involving an open market sale or surrender of shares, etc., are required to consult with the Chief Compliance Officer to confirm that you are not in possession or aware of specific material non-public information. Covered Persons are responsible for ensuring that they are in possession of the current list of Covered Securities, which list will be updated as necessary by the Chief Compliance Officer. Approval will generally be limited to the trading windows governing the applicable Covered Securities at times when the Covered Person is not in possession of material non-public information A Covered Person may not trade, even after consultation, if he or she is actually in possession or aware of material non-public information. If you contemplate a trade in Covered Securities, you should contact the Chief Compliance Officer in advance. Pre-trade advice generally is valid for two trading days, unless you come into contact with material non-public information during that time.

No Trading During "Closed Window" Periods

In order to further minimize the possibility of an inadvertent and unintended insider trading violation, all Covered Persons are prohibited from trading in the Company's securities during the following restricted trading period (a "closed window"): the period beginning two days before the end of each fiscal quarter through and including the 2nd business day following the issuance of the Company's press release of its quarterly or annual financial results or filing of applicable Form 10-Q or From 10-K if such a press release is not issued. Please realize that the "open window" periods are of general applicability only and do not serve to permit otherwise illegal trades. Trading in the Company securities is permitted only during the "open windows," and all trades by Covered Persons must be approved in advance by the Chief Compliance Officer. Other events or developments during such periods may still cause some Covered Persons to be in possession or aware of material, non-public information – in such event, you still may not trade. A Covered Person may not trade even during the "open window" periods or with authorization if he or she is actually in possession or aware of material non-public information. Also, trading during the "open window" periods is not a substitute for compliance with required pre-clearance procedures.

Restricted Trading Periods

There may be material non-public information available to Covered Persons even during the normal open window periods, for example, when a proposed acquisition is pending. In those and other instances, such as where required by securities regulation, the Company will announce a "closed window" or "blackout period" for trading in the Company's securities and if appropriate, in securities of another company.

Standing Orders

Standing orders (except standing orders under approved Rule 10b5-1 plans, see below) should be used only for a very brief period of time. The problem with purchases or sales resulting from standing instructions to a broker is that there is no control over the timing of the trade. The broker could execute a trade when you are in possession or aware of material non-public information and you could still have significant liabilities as a result.

10b5-1 Plans

Rule 10b5-1 provides a defense from insider trading under SEC Rule 10b-5. To be eligible for this defense, Covered Persons may enter into a "10b5-1 plan" for trading in Covered Securities. If the plan meets the requirements of Rule 10b5-1, Covered Securities may be purchased or sold without regard to certain insider trading restrictions. Once a Rule 10b5-1 trading plan is established, the Covered Persons retain no discretion over trades under the plan, and the pre-planned trades can be executed through a broker (over whom the insider exercises no influence) at later dates without regard to the subsequent acquisition of material non-public information.

To comply with the Company's insider trading policy, Covered Persons (i) may only enter into a Rule 10b5-1 trading plan during a trading window; (ii) cannot enter into a Rule 10b5-1 trading plan while in possession of any material non-public information; and (iii) may not influence any trading decisions under the Rule 10b5-1 trading plan.

To ensure the proposed plan meets the requirements of Rule 10b5-1 and other legal requirements, you are encouraged to consult with the Chief Compliance Officer before establishing such a plan and such plan must be approved by the Chief Compliance Officer prior to the entry into such plan. Covered Persons must provide the Chief Compliance Officer with a draft of the Rule 10b5-1 trading plan he or she intends to utilize.

The Chief Compliance Officer is responsible for implementing and monitoring the Company's policies and procedures regarding Rule 10b5-1 trading plans, including updating these policies and procedures as may be necessary or advisable from time to time and ensuring that its policies and procedures are consistently operating to prohibit Covered Persons from exerting or having discretion over the execution of any trades made pursuant to any discretionary Rule 10b5-1 trading plans.

Additional Prohibited Transactions

Because we believe it is improper and inappropriate for any Covered Persons to engage in short-term or speculative transactions involving Covered Securities, it is the Company's policy that Covered Persons should not engage in any of the following activities with respect to Covered Securities:

No Short Sales. No Covered Person shall engage in selling Covered Securities "short" – that is, the sale of securities that are not owned by the Covered Person, other than in the exercise of their duties with respect to the Company. (A person who sells "short" is betting that the price of the security is going down – he borrows the security, sells it, and expects to be able to return the securities by repurchasing them at a lower price in the future.) SEC rules already prevent officers and directors from making "short sales" or sales of securities that, if owned, will not be delivered for a period longer than 20 days after the sale. Again, we are simply expanding this rule to all Covered Persons.

No Buying or Selling "Derivative Securities." No Covered Person shall buy or sell puts (i.e., options to sell), calls (i.e., options to purchase), future contracts, or other forms of derivative securities relating to Covered Securities, other than in the exercise of their duties with respect to the Company. For these purposes, a security will be considered a derivative of another security if its value is derived from the value of the other security.

Form 144 Reports

Directors and certain officers designated by the Board of Directors are required to file a Form 144 before making an open market sale of the Company's securities. Form 144 notifies the SEC of your intent to sell the Company's securities. Although often prepared and filed by your broker, this form and its timely filing is each individual's personal responsibility and is in addition to the Section 16 reports that may be required to be filed.

Post-Transaction Notification

Because Section 16(a) of the Exchange Act requires that certain transactions be reported on Form 4s filed within two business days following the date of the transaction, the Company's policy requires immediate notification of sufficient details of any transaction to allow time to prepare and file the required reports within the two-business-day deadline. Since the Company requires a day to prepare the Form 4 and a day to transmit the form to the SEC, all officers and directors must report the details of any transaction in the Company's securities to us at least by the close of business of the date the transaction occurred. This includes all purchases, sales, and transfers by gift or otherwise, trades pursuant to approved 10b5-1 plans, and option exercises.

Use of Knowledgeable Stockbroker

Each Covered Person is encouraged to select one stock broker to effect all of his or her transactions in the Covered Securities, and that broker should become familiar with the Company's insider trading policy and the restrictions that apply to his or her transactions in the Covered Securities. Remember, however, that a broker has no legal responsibility for a client's Section 16 filings or short-swing profit rule violations. Therefore, the best protection will come from your own awareness the possible pitfalls. However, use of the same broker familiar with this policy will help you constantly monitor your compliance, not only with this policy but also with your other securities laws obligations, such as compliance with Rule 144.

Restrictions on Use of Brokers

Each Covered Person is restricted from transacting in the Covered Securities under a Rule 10b5-1 trading plan with any broker which is an affiliate of the Company, its subsidiaries or which is affiliated with a control person of the Company or its subsidiaries. In addition, each Covered Person shall not effect any transactions in the Covered Securities under a Rule 10b5-1 trading plan with a broker with whom he or she is affiliated.

EVEN IF YOU PRE-CLEAR A TRANSACTION AND EVEN IF IT IS DURING AN OPEN WINDOW PERIOD, YOU, ANY COMPANY, TRUST OR ENTITY CONTROLLED BY YOU, YOUR SPOUSE AND YOUR FAMILY MEMBERS AND OTHERS LIVING IN YOUR HOUSEHOLD MAY NOT TRADE IN THE COVERED SECURITIES IF YOU ARE IN POSSESSION OR AWARE OF MATERIAL, NON-PUBLIC INFORMATION ABOUT THE COVERED SECURITY. THE PROCEDURES SET FORTH HEREIN ARE IN ADDITION TO THE GENERAL INSIDER TRADING POLICY AND ARE NOT A SUBSTITUTE THEREFOR.

ADMINISTRATION OF POLICY

Any person who has any questions about specific transactions may obtain additional guidance from our Chief Compliance Officer. The Company reserves the right to amend and interpret the policy from time to time.

CERTIFICATION OF COMPLIANCE

All Covered Persons will be required to certify their understanding of and compliance with this policy on an annual basis.

Remember, however, the ultimate responsibility for adhering to the policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.

RECEIPT AND ACKNOWLEDGMENT

I, ______________________, hereby acknowledge that I have received and read a copy of the ModusLink Global Solutions, Inc. Insider Trading Policy and agree to comply with its terms. I understand that violation of insider trading or tipping laws or regulations may subject me to severe civil and/or criminal penalties, and that violation of the terms of the above-titled policy may subject me to discipline by the Company or my employer up to and including termination for cause.

____
Signature

____
Date

SCHEDULE A

COVERED SECURITIES
(as of October 9, 2014)

ModusLink Global Solutions, Inc. common stock

Exhibit E

Corporate Governance Guidelines

ModusLink Global Solutions, Inc.

CORPORATE GOVERNANCE GUIDELINES

(as amended December 7, 2011)

The Board of Directors (the "Board") of ModusLink Global Solutions, Inc. (the "Company") has adopted the following Corporate Governance Guidelines (the "Guidelines") to assist the Board in the exercise of its duties and responsibilities and to serve the best interests of the Company and its stockholders. The Guidelines should be applied in a manner consistent with all applicable laws and stock exchange rules and the Company's charter and bylaws, each as amended and in effect from time to time. The Guidelines provide a framework for the conduct of the Board's business. The Board may modify or make exceptions to the Guidelines from time to time in its discretion and consistent with its duties and responsibilities to the Company and its stockholders.

A. Director Responsibilities

1. Oversee Management of the Company. The principal responsibility of the directors is to oversee the management of the Company and, in so doing, serve the best interests of the Company and its stockholders. This responsibility includes:

    - Reviewing and approving fundamental operating, financial and other corporate plans, strategies and objectives.

    - Evaluating the performance of the Company and its senior executives and taking appropriate action, including removal, when warranted.

    - Evaluating the Company's compensation programs on a regular basis and determining the compensation of its senior executives.

    - Requiring, approving and implementing senior executive succession plans.

    - Evaluating whether corporate resources are used only for appropriate business purposes.

    - Establishing a corporate environment that promotes timely and effective disclosure (including robust disclosure controls, procedures and incentives), fiscal accountability, high ethical standards and compliance with all applicable laws and regulations.

    - Reviewing and approving material transactions and commitments not entered into in the ordinary course of business.

    - Developing a corporate governance structure that allows and encourages the Board to fulfill its responsibilities.

- Providing advice and assistance to the Company's senior executives.

- Evaluating the overall effectiveness of the Board and its committees.

2. Exercise Business Judgment. In discharging their fiduciary duties of care, loyalty and candor, directors are expected to exercise their business judgment to act in what they reasonably believe to be the best interests of the Company and its stockholders.

3. Understand the Company and its Business. Directors have an obligation to become and remain informed about the Company and its business, including the following:

   - The principal operational and financial objectives, strategies and plans of the Company.

   - The results of operations and financial condition of the Company and of significant subsidiaries and business segments.

   - The relative standing of the business segments within the Company and vis-à-vis competitors.

   - The factors that determine the Company's success.

   - The risks and problems that affect the Company's business and prospects.

4. Establish Effective Systems. Directors are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Company, including the following:

   - Current business and financial performance, the degree of achievement of approved objectives and the need to address forward-planning issues.

   - Future business prospects and forecasts, including actions, facilities, personnel and financial resources required to achieve forecasted results.

   - Financial statements, with appropriate segment or divisional breakdowns.

   - Adoption, implementation and monitoring of effective compliance programs to assure the Company's compliance with law and corporate policies.

   - Material litigation and governmental and regulatory matters.

   Directors should also periodically review the integrity of the Company's internal control and management information systems.

5. Board and Committee Meetings. Directors are responsible for attending Board meetings and meetings of committees on which they serve, and devoting the time

needed, and meeting as frequently as necessary, to discharge their responsibilities properly.

6. Reliance on Management and Advisors; Indemnification. The directors are entitled to rely on the Company's senior executives and its outside advisors, auditors and legal counsel, except to the extent that any such person's integrity, honesty or competence is in doubt. The directors are also entitled to Company-provided indemnification, statutory exculpation and directors' and officers' liability insurance.

B. Director Qualification Standards

1. Independence. The Board shall have a majority of directors who meet the criteria for independence required by the NASDAQ Stock Market Marketplace Rules.

2. Size of the Board. The Board currently has eight members. The Board believes this is an appropriate size given the Company's present circumstances, but that a smaller or larger Board may be appropriate at any given time, depending on circumstances and changes in the Company's business.

3. Other Directorships. The Board does not believe that its members should be prohibited from serving on boards of other organizations, and the Board has not adopted any guidelines limiting such activities. However, the Nominating and Corporate Governance Committee shall take into account the nature of and time involved in a director's service on other boards in evaluating the suitability of individual directors and making its recommendations to the Board and determinations. Service on boards and/or committees of other organizations shall comply with the Company's conflict of interest policies.

4. Tenure. The Board does not believe it should establish term limits. Term limits could result in the loss of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and an institutional memory that benefit the entire membership of the Board as well as management. As an alternative to term limits, the Nominating and Corporate Governance Committee shall review each director's continuation on the Board at least once every three years. This will allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board and allow the Company to conveniently replace directors who are no longer interested or effective.

5. Retirement. Any director who reaches the age of 75 while serving as a director will retire from the Board effective at the end of his or her then current term, unless the Board determines that continued service of such director is in the best interests of the Corporation and its shareholders.

6. Non-Executive Chairman of the Board. The Board of Directors may designate an independent director as the Non-Executive Chairman of the Board. The Non-Executive Chairman of the Board, if one is designated, shall:

- Have the authority to call meetings of the Board of Directors;
- Chair all meetings of the Board of Directors;
- Chair the annual meeting of shareholders;
- Have the authority to call meetings of the independent members of the Board of Directors:
- Set the agenda for and lead executive sessions of the independent members of the Board of Directors;
- Brief the Chief Executive Officer regarding issues arising and/or discussed in executive sessions of the independent members of the Board of Directors;
- Take primary responsibility for developing Board agendas in consultation with the other independent members of the Board of Directors and the Chief Executive Officer;
- Facilitate discussion among independent directors on key issues and concerns regarding the Company;
- Facilitate communications between other members of the Board of Directors and the Chief Executive Officer; however, each director is free to communication directly with the Chief Executive Officer;
- In the event a stockholder, employee or other stakeholder seeks to communicate with the Board of Directors, accept and respond to such communications and represent the Company to such stakeholders;
- Periodically review with the Chief Executive Officer the Corporation's business plan, financial performance, and other activities, as deemed necessary and appropriate by the Non-Executive Chairman of the Board;
- Be invited to attend all meetings of the various committees of the Board of Directors;
- Recommend Board committee assignments for consideration by the Nominating and Corporate Governance Committee (provided, however, that no such recommendation shall be required in order for such committee to carry out its duties with respect to committee composition); and
- Perform such other roles and responsibilities as are determined by the Board of Directors from time to time.

7. <u>Presiding Director</u>. In the event that the Chairman of the Board is not an independent director, the Board may designate a "presiding director".

   The presiding director, if one is so designated, shall:

- Chair any meeting of the independent directors in executive session;

- Facilitate communications between other members of the Board and the Chairman of the Board and/or the Chief Executive Officer; however, each director is free to communicate directly with the Chairman of the Board and with the Chief Executive Officer;

- In the event a stockholder seeks to communicate with the Board of Directors, accept and respond to such communications, in conjunction with the Chairman of the Board; and

- Work with the Chairman of the Board in the preparation of the agenda for each Board meeting, in scheduling the time devoted to matters at each Board meeting and, as required, in determining the need for special meetings of the Board.

The designation as presiding director shall rotate among the independent directors, but no more frequently than annually, and the Board shall periodically review the matter to determine if and when a rotation is advisable.

In lieu of a presiding director, in the event that the Chairman of the Board is not an independent director, the Nominating and Corporate Governance Committee may nominate an independent director to serve as "Lead Director," who shall be approved by a majority of the independent directors. The Lead Director shall carry out the duties of the presiding director set forth above, and such other duties as shall be assigned to him or her. Unless the Board determines that there are special circumstances, an individual will serve as Lead Director for no more than three consecutive years.

8. Separation of the Offices of Chairman and Chief Executive Officer. The Board does not have a policy on whether the offices of Chairman of the Board and Chief Executive Officer should be separate and, if they are to be separate, whether the Chairman of the Board should be selected from among the independent directors or should be an employee of the Company.

9. Selection of New Director Candidates. Except where the Company is legally required by contract, bylaw or otherwise to provide third parties with the right to nominate directors, the Nominating and Corporate Governance Committee shall be responsible for recommending to the Board the persons to be nominated by the Board for election as directors at any meeting of stockholders and the persons to be elected by the Board to fill any vacancies on the Board. Director nominees shall be considered for recommendation by the Nominating and Corporate Governance Committee in accordance with these Guidelines, the policies and principles in its charter and the criteria set forth in Attachment A to these Guidelines. It is expected that the Nominating and Corporate Governance Committee will have direct input from the Chairman of the Board, the Chief Executive Officer and, if one is appointed, the Lead Director. The Nominating and Corporate Governance Committee shall be responsible for reviewing with the Board, on an annual basis, the requisite skills and criteria for new Board members as well as the composition of the Board as a whole. This review shall include

consideration of diversity, age, skills and experience in the context of the needs of the Board.

10. Extending the Invitation to a New Director Candidate to Join the Board. The invitation to join the Board should be extended by the Chairman of the Board, on behalf of the Board, and the Chairman of the Nominating and Corporate Governance Committee, on behalf of such Committee. Unauthorized approaches to prospective directors can be premature, embarrassing and harmful.

11. Former Chief Executive Officer's Board Membership. The Board believes that the continuation of a former Chief Executive Officer of the Company on the Board is a matter to be decided in each individual instance by the Nominating and Corporate Governance Committee. Accordingly, when the Chief Executive Officer ceases to serve in that position, he or she will be expected to resign from the Board if so requested by the Nominating and Corporate Governance Committee.

C. Board Meetings

1. Selection of Agenda Items. At the beginning of the year the Chairman of the Board shall establish a schedule of subjects to be discussed during the year (to the extent practicable). Each Board member is free to suggest the inclusion of agenda items and is free to raise at any Board meeting subjects that are not on the agenda for that meeting. During at least one meeting each year, the Board shall review the Company's long-term strategic plans and the principal issues that the Company expects to confront in the future.

2. Frequency and Length of Meetings. The Chairman of the Board, in consultation with the members of the Board, shall determine the frequency and length of the Board meetings. Special meetings may be called from time to time as determined by the needs of the business.

3. Advance Distribution of Materials. Information and data that are important to the Board's understanding of the business to be conducted at a Board or committee meeting should generally be distributed in writing to the directors before the meeting, and directors should review these materials in advance of the meeting. The Board acknowledges that certain items to be discussed at a Board or committee meeting may be of an extremely confidential or time-sensitive nature and that the distribution of materials on these matters prior to meetings may not be appropriate or practicable. Presentations made at Board meetings should do more than summarize previously distributed Board meeting materials.

4. Executive Sessions. The "independent" directors, as defined by the rules of the Nasdaq Stock Market shall meet in executive session at least twice a year to discuss, among other matters, the performance of the Chief Executive Officer. The non-management directors will meet in executive session at other times at the request of any non-management director. Absent unusual circumstances, these

sessions shall be held in conjunction with regular Board meetings. The Non-Executive Chairman of the Board, if there is one, or his or her designee when absent, shall preside at these meetings. If the Chairman is not an independent director, the Lead Director or the presiding director, if there is one, shall preside. In such case, if there is no Lead Director or presiding director the non-management directors shall choose an independent director who shall preside and his or her name shall be disclosed in the annual meeting proxy statement. Meetings of the Corporation's Nominating and Corporate Governance Committee shall constitute executive sessions if the Nominating and Corporate Governance Committee is comprised of all of the Corporation's "independent" directors.

5. Attendance of Non-Directors at Board Meetings. The Board welcomes regular attendance at each Board meeting of senior executives of the Company. Furthermore, the Board encourages the senior executives of the Company to, from time to time, bring Company personnel into Board meetings who (i) can provide additional insight into the items being discussed because of personal involvement in these areas or (ii) appear to be persons with future potential who should be given exposure to the Board.

D. Board Committees

1. Key Committees. The Board shall have at all times an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each such committee shall have a charter that has been approved by the Board. The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

2. Assignment and Rotation of Committee Members. The Nominating and Corporate Governance Committee shall be responsible for recommending to the Board the directors to be appointed to each committee of the Board. Except as otherwise permitted by the applicable rules of Nasdaq, each member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be an "independent director" as defined by such rules.

3. Committee Charters. In accordance with the applicable rules of the Nasdaq Stock Market, the charters of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. The Board shall, from time to time as it deems appropriate, review and reassess the adequacy of each charter and make appropriate changes.

4. Selection of Agenda Items. The chairman of each committee, in consultation with the committee members, shall develop the committee's agenda. At the beginning of the year each committee shall establish a schedule of subjects to be discussed

during the year (to the extent practicable). The schedule for each committee meeting shall be furnished to all directors.

5. Frequency and Length of Committee Meetings. The chairman of each committee, in consultation with the committee members, shall determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter. Special meetings may be called from time to time as determined by the needs of the business and the responsibilities of the committees.

E. Director Access to Management and Independent Advisors

1. Access to Officers and Employees. Directors have full and free access to officers and employees of the Company. Any meetings or contacts that a director wishes to initiate may be arranged through the Chief Executive Officer or the Secretary or directly by the director. The directors shall use their judgment to ensure that any such contact is not disruptive to the business operations of the Company and shall, to the extent the director deems it appropriate, copy the Chief Executive Officer on any written communications between a director and an officer or employee of the Company.

2. Access to Independent Advisors. The Board and each committee have the power to hire and consult with independent legal, financial or other advisors for the benefit of the Board or such committee, as they may deem necessary, without consulting or obtaining the approval of any officer of the Company in advance. Such independent advisors may be the regular advisors to the Company. The Board or any such committee is empowered, without further action by the Company, to cause the Company to pay the compensation of such advisors as established by the Board or any such committee.

F. Director Compensation

1. Role of Board and Compensation Committee. The form and amount of director compensation shall be determined by the Board in accordance with the policies and principles set forth below. The Compensation Committee shall conduct an annual review of the compensation of the Company's directors. The Compensation Committee shall consider that questions as to directors' independence may be raised if director compensation and perquisites exceed customary levels, if the Company makes substantial charitable contributions to organizations with which a director is affiliated or if the Company enters into consulting contracts or business arrangements with (or provides other indirect forms of compensation to) a director or an organization with which the director is affiliated.

2. Form of Compensation. The Board believes that directors should be incentivized to focus on long-term stockholder value. Including equity as part of director

compensation helps align the interest of directors with those of the Company's stockholders.

3. Amount of Consideration. The Company seeks to attract exceptional talent to its Board. Therefore, the Company's policy is to compensate directors at least competitively relative to comparable companies. The Company's management shall, from time to time, present a comparison report to the Board, comparing the Company's director compensation with that of comparable companies. The Board believes that it is appropriate for the Chairman of the Board and the chairpersons and members of the committees to receive additional compensation for their services in those positions.

4. Employee Directors. Directors who are also employees of the Company shall receive no additional compensation for Board or committee service.

G. Director Orientation and Continuing Education

1. Director Orientation. The Board and the Company's management shall conduct a mandatory orientation program for new directors. The orientation program shall include presentations by management to familiarize new directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct and ethics, its principal officers, its internal and independent auditors and its General Counsel and outside legal advisors. In addition, the orientation program shall include a review of the Company's expectations of its directors in terms of time and effort, a review of the directors' fiduciary duties and visits to Company headquarters and, to the extent practical, certain of the Company's significant facilities. All other directors are also invited to attend the orientation program.

2. Continuing Education. Each director is expected to be involved in continuing director education on an ongoing basis to enable him or her to better perform his or her duties and to recognize and deal appropriately with issues that arise. The Company shall pay all reasonable expenses related to continuing director education.

H. Management Evaluation and Succession

1. Selection of Chief Executive Officer. The Board selects the Company's Chief Executive Officer in the manner that it determines to be in the best interests of the Company's stockholders.

2. Evaluation of Senior Executives. The Compensation Committee shall be responsible for overseeing the evaluation of the Company's senior executives. In conjunction with the Audit Committee, in the case of the evaluation of the senior financial executives, the Compensation Committee shall determine the nature and frequency of the evaluation and the persons subject to the evaluation, supervise the conduct of the evaluation and prepare assessments of the performance of the Company's senior executives, to be discussed with the Board periodically. The

Board shall review the assessments to ensure that the senior executives are providing the best leadership for the Company over both the long- and short-term.

3. Succession of Senior Executives. The Nominating and Corporate Governance Committee shall present an annual report to the Board on succession planning, which shall include transitional Board leadership in the event of an unplanned vacancy. The entire Board shall assist the Nominating and Corporate Governance Committee in finding and evaluating potential successors to the Chief Executive Officer and the Chief Financial Officer. The Chief Executive Officer and the Chief Financial Officer should at all times make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals. The Board shall identify, and periodically review and reassess, the qualities and characteristics necessary for an effective Chief Executive Officer and Chief Financial Officer. With these principles in mind, the Board should periodically monitor and review the development and progression of potential internal candidates against these standards.

I. Annual Performance Evaluation of the Board

The Nominating and Corporate Governance Committee shall oversee an annual self-evaluation of the Board to determine whether it and its committees are functioning effectively. The Nominating and Corporate Governance Committee shall determine the nature of the evaluation, supervise the conduct of the evaluation and prepare an assessment of the Board's performance, to be discussed with the Board. To assist in its self-assessment, the Board shall, at the beginning of each year, consider establishing an agreed-upon list of Board objectives and performance goals for the year, which shall be used as benchmarks in evaluating its performance at year end. The purpose of this process is to improve the effectiveness of the Board and its committees and not to target individual Board members.

J. Board Interaction with Institutional Investors, the Press, Customers, Etc.

The Board believes that the Chief Executive Officer and his or her designees speak for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company. It is, however, expected that Board members would do so with the knowledge of and, absent unusual circumstances or as contemplated by the committee charters, only at the request of the Company's senior executives.

K. Periodic Review of the Corporate Governance Guidelines

The Nominating and Corporate Governance Committee shall, from time to time as it deems appropriate, review and reassess the adequacy of these Guidelines and recommend any proposed changes to the Board for approval.

ModusLink Global Solutions, Inc.
Attachment A to Corporate Governance Guidelines

CRITERIA FOR NOMINATION AS A DIRECTOR

General Criteria

1. Nominees should have a reputation for integrity, honesty and adherence to high ethical standards.

2. Nominees should have demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of the Company and should be willing and able to contribute positively to the decision-making process of the Company.

3. Nominees should have a commitment to understand the Company and its industry and to regularly attend and participate in meetings of the Board and its committees.

4. Nominees should have the interest and ability to understand the sometimes conflicting interests of the various constituencies of the Company, which include stockholders, employees, customers, governmental units, creditors and the general public, and to act in the interests of all stockholders.

5. Nominees should not have, nor appear to have, a conflict of interest that would impair the nominee's ability to represent the interests of all the Company's stockholders and to fulfill the responsibilities of a director.

6. Nominees shall not be discriminated against on the basis of race, religion, national origin, sex, sexual orientation, disability or any other basis proscribed by law. The value of diversity on the Board should be considered.

7. Nominees should normally be able to serve for at least five years before reaching the age of 75.

Application of Criteria to Existing Directors

The renomination of existing directors should not be viewed as automatic, but should be based on continuing qualification under the criteria set forth above. In addition, the Nominating and Corporate Governance Committee shall consider the existing directors' performance on the Board and any committee, which shall include consideration of the extent to which the directors undertook continuing director education.

Criteria for Composition of the Board

The backgrounds and qualifications of the directors considered as a group should provide a significant breadth of experience, knowledge and abilities that shall assist the Board in fulfilling its responsibilities.

Exhibit F

Audit Committee Charter

ModusLink Global Solutions, Inc.

AUDIT COMMITTEE CHARTER

A. Purpose

The purpose of the Audit Committee is to assist the Board of Directors' oversight of the Company's accounting and financial reporting processes and the audits of the Company's financial statements.

B. Structure and Membership

1. Number. The Audit Committee shall consist of at least three members of the Board of Directors.

2. Independence. Except as otherwise permitted by the applicable Nasdaq rules, each member of the Audit Committee shall be "independent" as defined by such the Nasdaq rules, meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act (subject to the exemptions provided in Rule 10A-3(c)), and not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

3. Financial Literacy. Each member of the Audit Committee must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement, at the time of his or her appointment to the Audit Committee. In addition, at least one member must have past employment experience in finance and accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Unless otherwise determined by the Board of Directors (in which case disclosure of such determination shall be made in the Company's annual report filed with the SEC), at least one member of the Audit Committee shall be an "audit committee financial expert" (as defined by applicable SEC rules).

4. Chair. Unless the Board of Directors elects a Chair of the Audit Committee, the Audit Committee shall elect a Chair by majority vote.

5. Compensation. The compensation of Audit Committee members shall be as determined by the Board of Directors. No member of the Audit Committee may receive, directly or indirectly, any consulting, advisory or other compensatory fee

from the Company or any of its subsidiaries, other than fees paid in his or her capacity as a member of the Board of Directors or a committee of the Board.

6. Selection and Removal. Members of the Audit Committee shall be selected and appointed by the Board of Directors. The Board of Directors may remove members of the Audit Committee from such committee, with or without cause.

C. Authority and Responsibilities

General

The Audit Committee shall discharge its responsibilities, and shall assess the information provided by the Company's management and the independent auditor, in accordance with its business judgment. Management is responsible for the preparation, presentation, and integrity of the Company's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company's financial statements and for reviewing the Company's unaudited interim financial statements. The authority and responsibilities set forth in this Charter do not reflect or create any duty or obligation of the Audit Committee to plan or conduct any audit, to determine or certify that the Company's financial statements are complete, accurate, fairly presented, or in accordance with generally accepted accounting principles or applicable law, or to guarantee the independent auditor's report.

Oversight of Independent Auditors

1. Selection. The Audit Committee shall be solely and directly responsible for appointing, evaluating, retaining and, when necessary, terminating the engagement of the independent auditor. The Audit Committee may, in its discretion, seek stockholder ratification of the independent auditor it appoints.

2. Independence. The Audit Committee shall take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the independent auditor. In connection with this responsibility, the Audit Committee shall obtain and review a formal written statement from the independent auditor describing all relationships between the independent auditor and the Company, including the disclosures required by Independence Standards Board Standard No. 1. The Audit Committee shall actively engage in dialogue with the independent auditor concerning any disclosed relationships or services that might impact the objectivity and independence of the auditor.

3. Compensation. The Audit Committee shall have sole and direct responsibility for setting the compensation of the independent auditor. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of the independent auditor established by the Audit Committee.

4. Preapproval of Services. The Audit Committee shall preapprove all audit services to be provided to the Company, whether provided by the principal auditor or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditor; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable SEC rules.

5. Oversight. The independent auditor shall report directly to the Audit Committee, and the Audit Committee shall have sole and direct responsibility for overseeing the work of the independent auditor, including resolution of disagreements between Company management and the independent auditor regarding financial reporting. In connection with its oversight role, the Audit Committee shall, from time to time as appropriate, receive and consider the reports required to be made by the independent auditor regarding:

   - critical accounting policies and practices;

   - alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with Company management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

   - other material written communications between the independent auditor and Company management.

Oversight of Internal Audit

6. The Audit Committee shall review with management and the senior-most internal auditor the charter, plans, activities, staffing, and organizational structure of the internal audit function.

7. The Audit Committee shall review and approve the performance, appointment, replacement, or dismissal of the senior-most internal auditor.

8. The senior-most internal auditor shall report directly to the Audit Committee and the Audit Committee shall have responsibility for oversight of the effectiveness of the internal audit function.

Audited Financial Statements

9. Review and Discussion. The Audit Committee shall review and discuss with the Company's management and independent auditor the Company's audited financial statements, including the matters about which Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU §380) requires discussion.

10. Recommendation to Board Regarding Financial Statements. The Audit Committee shall consider whether it will recommend to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K.

11. Audit Committee Report. The Audit Committee shall prepare an annual committee report for inclusion where necessary in the proxy statement of the Company relating to its annual meeting of security holders.

Review of Other Financial Disclosures

12. Independent Auditor Review of Interim Financial Statements. The Audit Committee shall direct the independent auditor to use its best efforts to perform all reviews of interim financial information prior to disclosure by the Company of such information and to discuss promptly with the Audit Committee and the Chief Financial Officer any matters identified in connection with the auditor's review of interim financial information which are required to be discussed by applicable auditing standards. The Audit Committee shall direct management to advise the Audit Committee in the event that the Company proposes to disclose interim financial information prior to completion of the independent auditor's review of interim financial information.

Controls and Procedures

13. Oversight. The Audit Committee shall coordinate the Board of Directors' oversight of the Company's internal control over financial reporting, disclosure controls and procedures and code of conduct. The Audit Committee shall receive and review the reports of the CEO and CFO required by Rule 13a-14 of the Exchange Act.

14. Procedures for Complaints. The Audit Committee shall establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

15. Related-Party Transactions. The Audit Committee shall review all related party transactions on an ongoing basis, and all such transactions must be approved by the Audit Committee.

16. Compliance Matters. The Audit Committee shall meet with and receive a report from the Corporation's Chief Compliance Officer, at least annually, as to the Corporation's compliance with applicable laws and regulations.

17. Additional Powers. The Audit Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

D. **Procedures and Administration**

1. Meetings. The Audit Committee shall meet as often as it deems necessary in order to perform its responsibilities. The Audit Committee may also act by unanimous written consent in lieu of a meeting. The Audit Committee shall periodically meet separately with: (i) the independent auditor; (ii) Company management and (iii) the Company's internal auditors. The Audit Committee shall keep such records of its meetings as it shall deem appropriate.

2. Subcommittees. The Audit Committee may form and delegate authority to one or more subcommittees (including a subcommittee consisting of a single member), as it deems appropriate from time to time under the circumstances. Any decision of a subcommittee to preapprove audit, review, attest or non-audit services shall be presented to the full Audit Committee at its next scheduled meeting.

3. Reports to Board. The Audit Committee shall report regularly to the Board of Directors.

4. Charter. At least annually, the Audit Committee shall review and reassess the adequacy of this Charter and recommend any proposed changes to the Board of Directors for approval.

5. Independent Advisors. The Audit Committee is authorized, without further action by the Board of Directors, to engage such independent legal, accounting and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be the regular advisors to the Company. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of such advisors as established by the Audit Committee.

6. Investigations. The Audit Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Audit Committee or any advisors engaged by the Audit Committee.

7. Funding. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

Exhibit G

NCG Committee Charter

ModusLink Global Solutions, Inc.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

A. Purpose

The purpose of the Nominating and Corporate Governance Committee is to:

- Assist in identifying individuals qualified to become Board members;
- Recommend to the Board the persons to be nominated by the Board for election as directors at any meeting of stockholders;
- Develop and recommend to the Board a set of corporate governance principles applicable to the Company; and
- Oversee the evaluation of the Board and management.

B. Structure and Membership

1. Number. The Nominating and Corporate Governance Committee shall consist of such number of directors as the Board shall from time to time determine.

2. Independence. Except as otherwise permitted by the applicable rules of the Nasdaq Stock Market, each member of the Nominating and Corporate Governance Committee shall be an "independent director" as defined by such rules.

3. Chair. Unless the Board elects a Chair of the Nominating and Corporate Governance Committee, the Committee shall elect a Chair by majority vote.

4. Compensation. The compensation of Nominating and Corporate Governance Committee members shall be as determined by the Board.

5. Selection and Removal. Members of the Nominating and Corporate Governance Committee shall be appointed by the Board upon the recommendation of the Committee. The Board may remove members of the Nominating and Corporate Governance Committee from such Committee, with or without cause.

C. Authority and Responsibilities

General

The Nominating and Corporate Governance Committee shall discharge its responsibilities, and shall assess the information provided by the Company's management, in accordance with its business judgment.

Board and Committee Membership

1. Selection of Director Nominees. Except where the Company is legally required by contract, bylaw or otherwise to provide third parties with the right to nominate directors, the Nominating and Corporate Governance Committee shall be responsible for recommending to the Board the persons to be nominated by the Board for election as directors at any meeting of stockholders and the persons to be elected by the Board to fill any vacancies on the Board.

2. Criteria for Selecting Directors. The Board's criteria for selecting directors are as set forth in the Company's Corporate Governance Guidelines. The Nominating and Corporate Governance Committee shall use such criteria and the principles set forth in such Guidelines to guide its director selection process. The Committee shall be responsible for reviewing with the Board, on an annual basis, the requisite skills and criteria for new Board members as well as the composition of the Board as a whole.

3. Search Firms. The Nominating and Corporate Governance Committee shall have the sole authority to retain and terminate any search firm to be used to identify director nominees, including sole authority to approve the search firm's fees and other retention terms. The Committee is empowered, without further action by the Board, to cause the Company to pay the compensation of any search firm engaged by the Committee.

4. Selection of Committee Members. The Nominating and Corporate Governance Committee shall be responsible for recommending to the Board the directors to be appointed to each committee of the Board.

Corporate Governance

5. Corporate Governance Guidelines. The Nominating and Corporate Governance Committee shall develop and recommend to the Board a set of Corporate Governance Guidelines applicable to the Company. The Committee shall, from time to time as it deems appropriate, review and reassess the adequacy of such Corporate Governance Guidelines and recommend any proposed changes to the Board for approval.

Evaluation of the Board and Management; Succession Planning

6. Evaluation of the Board. The Nominating and Corporate Governance Committee shall be responsible for overseeing an annual self-evaluation of the Board to determine whether it and its committees are functioning effectively. The Committee shall determine the nature of the evaluation, supervise the conduct of the evaluation and prepare an assessment of the Board's performance, to be discussed with the Board.

7. Succession of Senior Executives. The Nominating and Corporate Governance Committee shall, at the request of the Board of Directors, periodically review and make recommendations to the Board of Directors relating to management succession planning, including policies and principles for CEO selection and performance review, as well as policies regarding succession in the event of an emergency or the retirement of the CEO. The Nominating and Corporate Governance Committee shall present an annual report to the Board on succession planning, which shall include transitional Board leadership in the event of an unplanned vacancy.

Risk Oversight

8. Responsibility. The Nominating and Corporate Governance Committee shall have primary responsibility for initial consideration of risk oversight matters, with the involvement of the full Board of Directors as necessary and appropriate. The Nominating and Corporate Governance Committee's risk oversight responsibilities shall include:

   - review with management the categories of risk the company faces, including relationships between these categories of risks, as well as the likelihood of occurrence, the potential impact of those risks and mitigating measures;

   - review the risk policies and procedures adopted by management, including how risk-related information is reported matters to the board and appropriate committees;

   - review management's implementation of its risk policies and procedures, to assess whether they are being followed and are effective;

   - review the steps taken by management to ensure adequate independence of the risk management function and the processes for resolution and escalation of differences that might arise between risk management and business functions;

   - review with management the design of the company's risk management functions, including reporting lines of authority, the qualifications and background of senior risk officers and the personnel policies applicable to risk management, to assess whether they are appropriate given the company's size and scope of operations;

- review with management the means by which the company's risk management strategy is communicated to all appropriate groups within the company so that it is properly integrated into the company's enterprise-wide business strategy;

- review internal systems of formal and informal communication across divisions and control functions to encourage the prompt and coherent flow of risk-related information within and across business units and, as needed, the prompt escalation of information to management (and to the board as appropriate); and

- review reports from management, independent auditors, internal auditors, legal counsel, regulators, stock analysts, and outside experts as considered appropriate regarding risks the company faces and the company's risk management function.

D. Procedures and Administration

1. Meetings. The Nominating and Corporate Governance Committee shall meet as often as it deems necessary in order to be perform its responsibilities. The Committee shall keep such records of its meetings as it shall deem appropriate.

2. Subcommittees. The Nominating and Corporate Governance Committee may form and delegate authority to one or more subcommittees (including a subcommittee consisting of a single member), as it deems appropriate from time to time under the circumstances.

3. Reports to the Board. The Nominating and Corporate Governance Committee shall report regularly to the Board.

4. Charter. The Nominating and Corporate Governance Committee shall, from time to time as it deems appropriate, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

5. Independent Advisors. The Nominating and Corporate Governance Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be the regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay the compensation of such advisors as established by the Committee.

6. Investigations. The Nominating and Corporate Governance Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Committee or any advisors engaged by the Committee.

7. Annual Self-Evaluation. At least annually, the Nominating and Corporate Governance Committee shall evaluate its own performance.

Exhibit B

Response Letter

From: khalid obeidat*** FISMA & OMB Memorandum M-07-16 ***
Date: August 7, 2016 at 2:02:10 PM EDT
To: "Finerman, Adam W." <afinerman@olshanlaw.com>, SEC <help@sec.gov>, "shareholderproposals@sec.gov" <shareholderproposals@sec.gov>
Subject: RE: ModusLink Global Solutions, Inc.

Office of Chief Counsel Division of Corporation Finance

US. Securities and Exchange Commission 100 F Street, NE.

Washington, DC. 20549

Dear Chief Counsel Staff,

Here is the response to the bases of your exclusion request:

The company attorney claims that "The Proposal is Related the Company's Ordinary Business Operations." which is false for the following reasons:

1- Unless the company's operation is to benefit hedge funds and large controlling shareholders with conflict of interest how can being fiduciary to shareholders affect operation? The attorneys claim is not demonstrated and lack any credibility.

2- The claim goes completely against another claim by the company that "the Company has already substantially implemented the Proposal.". This is the kind of mumbo jumbo the companies use against small share holders and present obstacles for the SEC regulation to level the playing field. The SEC needs to affirm the right of all shareholders to keep trust in the market by rejecting the company request. I say to them that you can have your cake and eat it too claiming that they substantially met the proposal and it affects operation is two opposing points.

3- The company's board and management is rifle with conflict of interest and if there is a need to change operation to limit these conflicts it is positive for shareholders and the Sec should encourage that. Please note that I reached out to the company to redraft the proposal in a way that achieve the goal and limit the impact of conflict of interest any negative impact on the operation but they were nonresponsive. The company elected to fight the proposal which make you wonder about their plans to insist on having people with different agenda than the small shareholders. This is a proof that they are operating in bad faith to benefit some conflicted parties in the company.

The other claim is that "The Proposal relates to the Company's legal and ethical compliance program, which is part of
the Company's ordinary business operations" . I don't see and they didn't demonstrate any convincing argument that requiring the management and the board members to be fiduciary has any impact on the legal or ethical compliance other than being positive impact on trust in the company. Why would the company want somebody in management and board who are conflicted? Furthermore declaring potential conflict of interest as the some board and management members did satisfy the existing regulations but is not as strong as being fiduciary. Also the argument is rendered false again by their claim that "the Company has already substantially implemented the Proposal."

Regarding the argument of micro managing the company it is not credible. They might have legitimate concern about the timelines of implementing the proposal but I offered them to redraft the proposal with the company to give flexibility and minimize any perceived negative impact and to achieve the goal of the proposal of building trust in the company.

Regarding the argument about the social policy I think the company is missing the point here. I recommend that they listen to a few speeches from the current election and the top 1% and they need to look at surveys which show that the market is rigged to understand the importance of the social aspect of this proposal and appreciate the positives of implementing it. The social aspect is the heart of this proposal and if fairness is not achieved through the system then the argument that government is in the pocket of the rich is true.

Finally, I call on the SEC to consider the unlimited resources that the company has compared to the small shareholders and my offer to the company (and their refusal) to work out on revising the proposal take that in consideration in their decision. I urge the SEC to reject their request for excluding the proposal. I also urge the SEC to refer This into the proper division of SEC yo investigate the conflict of interest in the board of directors of MLNK and its senior management members.

Thanks for your consideration

Lauren Obeidat

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit C

Second Proposal

From: khalid obeidat*** FISMA & OMB Memorandum M-07-16 ***
Date: August 7, 2016 at 2:51:34 PM EDT
To: "Finerman, Adam W." <afinerman@olshanlaw.com>, SEC <help@sec.gov>, "shareholderproposals@sec.gov" <shareholderproposals@sec.gov>
Subject: Revised shareholder proposal for MLNK

Hello

The following is my revised proposal:

"No member of the management team or the Board of the Directors (BOD) with potential conflict of interest can serve or continue to serve in the management team or the BOD unless he/she sign a statement declaring his/her **complete** fiduciary duties to the MLNK shareholders. Any member with potential conflict of interest shall be barred from communicating information about MLNK with the entity or entities that generated the potential conflict of interest. The BOD members who don't have potential conflict of interest (excluding members with declared potential conflict of interest) can delay the implementation of this proposal on a case by case basis if they voted unanimously to do so after they are presented with strong convincing evidence that the delay will not have negative impact on shareholders"

Please note that my offer for the company to cooperate with the revising the proposal to accomplish its goal while mitigating any perceived negative impact is still available to the company.

Thanks

Lauren Obeidat

From: khalid obeidat
To: Finerman, Adam W.; Help; shareholderproposals
Subject: Revised shareholder proposal for MLNK
Date: Sunday, August 07, 2016 2:51:36 PM

Hello

The following is my revised proposal:
"No member of the management team or the Board of the Directors (BOD) with potential conflict of interest can serve or continue to serve in the management team or the BOD unless he/she sign a statement declaring his/her **complete** fiduciary duties to the MLNK shareholders. Any member with potential conflict of interest shall be barred from communicating information about MLNK with the entity or entities that generated the potential conflict of interest. The BOD members who don't have potential conflict of interest (excluding members with declared potential conflict of interest) can delay the implementation of this proposal on a case by case basis if they voted unanimously to do so after they are presented with strong convincing evidence that the delay will not have negative impact on shareholders"

Please note that my offer for the company to cooperate with the revising the proposal to accomplish its goal while mitigating any perceived negative impact is still available to the company.
Thanks

Lauren Obeidat

From*** FISMA & OMB Memorandum M-07-16 ***
To: afinerman@olshanlaw.com; help@sec.gov
Subject: RE: ModusLink
Date: Wed, 3 Aug 2016 09:33:50 -0600

Dear Adam
Thanks for your reply but the time frame of MLNK response is important for two reasons.
Those two reasons are the following:
1- I'd like to know if I met the requirements for submitting the proposal or there need to be more requirements from me.
2- If there is difficiency in the proposal I'd like enough time to cure the problem in the proposal.

Please assure me that MLNK and you are not trying to run the clock on the proposal

From: AFinerman@olshanlaw.com
To: *** FISMA & OMB Memorandum M-07-16 ***
CC: Louis_Belardi@moduslink.com
Subject: RE: ModusLink
Date: Mon, 1 Aug 2016 22:33:39 +0000

Dear Mr. Obeidat,
When we spoke I informed you I represented ModusLink. We are reviewing your proposal with the Company and will advise you on whether the Company will seek to exclude your proposal from the proxy.
Sincerely,
Adam Finerman

From: khalid obeidat [mailto: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, July 29, 2016 4:57 PM
To: Finerman, Adam W.; SEC
Subject: RE: ModusLink

I'd like to know about the status of my proposal and when it'll be inculded in the AGM. It seems that MLNK is concluding recent transactions and giving shares at discountto allies of steel partners and HNH. I submitted my share proposal and copied SEC but I recieved no respose yet. The only respose I recieved is from you and I don't know if you are representing shareholders of MLNK or the chairman and board members who declared in their filing a potential conflict of interest. In my opinion the board and management has huge conflict of interest and their loyality is not to the company and that is the reason I introduced my proposal. Declaring that they "may have potential conflict of interest" is very different from having fiduciary duty to shareholders of MLNK. The Board of Directors including the chairman and upper management need to sign a pledge of fiduciary duty to the company and the shareholders or resign their positions.

I'll await your responce on what additional information is needed from me.

Lauren Obeidat

From: AFinerman@olshanlaw.com
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: ModusLink
Date: Wed, 27 Jul 2016 15:17:55 +0000
Dear Mr. Obeidat,
I received the stock ownership information you sent. Thank you.

Regards,
Adam

Adam W. Finerman

OLSHAN

We've moved! Please note our new address:

OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
(Entrance is on 53rd Street between Sixth and Seventh Avenues)
New York, NY 10019
Direct: 212.451.2289
Facsimile: 212.451.2222
Email: AFinerman@olshanlaw.com
Web: www.olshanlaw.com

From: khalid obeidat
To: Finerman, Adam W.; Help; shareholderproposals
Subject: RE: ModusLink Global Solutions, Inc.
Date: Sunday, August 07, 2016 2:02:13 PM

Office of Chief Counsel Division of Corporation Finance
US. Securities and Exchange Commission 100 F Street, NE.
Washington, DC. 20549

Dear Chief Counsel Staff,

Here is the response to the bases of your exclusion request:

The company attorney claims that "The Proposal is Related the Company's Ordinary Business Operations." which is false for the following reasons:
1- Unless the company's operation is to benefit hedge funds and large controlling shareholders with conflict of interest how can being fiduciary to shareholders affect operation? The attorneys claim is not demonstrated and lack any credibility.
2- The claim goes completely against another claim by the company that "the Company has already substantially implemented the Proposal.". This is the kind of mumbo jumbo the companies use against small share holders and present obstacles for the SEC regulation to level the playing field. The SEC needs to affirm the right of all shareholders to keep trust in the market by rejecting the company request. I say to them that you can have your cake and eat it too claiming that they substantially met the proposal and it affects operation is two opposing points.
3- The company's board and management is rifle with conflict of interest and if there is a need to change operation to limit these conflicts it is positive for shareholders and the Sec should encourage that. Please note that I reached out to the company to redraft the proposal in a way that achieve the goal and limit the impact of conflict of interest any negative impact on the operation but they were nonresponsive. The company elected to fight the proposal which make you wonder about their plans to insist on having people with different agenda than the small shareholders. This is a proof that they are operating in bad faith to benefit some conflicted parties in the company.

The other claim is that "The Proposal relates to the Company's legal and ethical compliance program, which is part of the Company's ordinary business operations" . I don't see and they didn't demonstrate any convincing argument that requiring the management and the board members to be fiduciary has any impact on the legal or ethical compliance other than being positive impact on trust in the company. Why would the company want somebody in management and board who are conflicted? Furthermore declaring potential conflict of interest as the some board and management members did satisfy the existing regulations but is not as strong as being fiduciary. Also the argument is rendered false again by their claim that "the Company has already substantially implemented the Proposal."

Regarding the argument of micro managing the company it is not credible. They might have legitimate concern about the timelines of implementing the proposal but I offered them to redraft the proposal with the company to give flexibility and minimize any perceived negative impact and to achieve the goal of the proposal of building trust in the company.

Regarding the argument about the social policy I think the company is missing the point here. I recommend that they listen to a few speeches from the current election and the top 1% and they need to look at surveys which show that the market is rigged to understand the importance of the social aspect of this proposal and appreciate the positives of implementing it. The social aspect is the heart of this proposal and if fairness is not achieved through the system then the argument that government is in the pocket of the rich is true.

Finally, I call on the SEC to consider the unlimited resources that the company has compared to the small shareholders and my offer to the company (and their refusal) to work out on revising the proposal take that in consideration in their decision. I urge the SEC to reject their request for excluding the proposal. I also urge the SEC to refer This into the proper division of SEC yo investigate the conflict of interest in the board of directors of MLNK and its senior management members.

Thanks for your consideration
Lauren Obeidat

*** FISMA & OMB Memorandum M-07-16 ***

From*** FISMA & OMB Memorandum M-07-16 ***
To: afinerman@olshanlaw.com; help@sec.gov
Subject: RE: ModusLink Global Solutions, Inc.
Date: Thu, 4 Aug 2016 15:42:03 -0600

I intend to respond and modify the proposal to give flexibility to the company to requires the signing of fidiciary duties when there the term of board members end or contract of excutive end and before election and I welcome MLNK to work with me on that. There is no micromanagement to require the board and the senioir management to have loya;ities to us share holders given that the board and management are rifle with declared potential conflict of interest.

I'll reformulate the proposal to address MLNK points. I reached out to MLNK to work on a proposal that assure us as shareholders that they will work loyaly for us not for some other entities like hedge fund but it seems that they are planning to have a free rain on benefiting others not us shareholders. Please review the potential conflict of interest declared by the board and senior management. Declaring the conflict require remedies for us shareholders . I call again on MLNK to work with me on a proposal that assure us that our interest is protected from those declared conflict of interest. If MLNK doesn't cooperate on this I call on the SEC to investigate the conflicts here which are declared in SEC filing

---

From: AFinerman@olshanlaw.com
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: ModusLink Global Solutions, Inc.
Date: Thu, 4 Aug 2016 21:12:02 +0000

Dear Ms. Obeidat,

Attached please find correspondence sent to the SEC today pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as counsel to ModusLink Global Solutions, Inc. (the "Company"), representing a no-action request relating to your shareholder proposal.

This e-mail is intended to be the copy of the Company's submission to be simultaneously provided to you pursuant to Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D, you are requested to copy the undersigned on behalf of the Company on any correspondence you may choose to send to the Staff.

Sincerely,
Adam Finerman

Adam W. Finerman

OLSHAN

We've moved! Please note our new address:

OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
(Entrance is on 53rd Street between Sixth and Seventh Avenues)
New York, NY 10019
Direct: 212.451.2289
Facsimile: 212.451.2222
Email: AFinerman@olshanlaw.com
Web: www.olshanlaw.com

O L S H A N

1325 AVENUE OF THE AMERICAS • NEW YORK, NEW YORK 10019
TELEPHONE: 212.451.2300 • FACSIMILE: 212.451.2222

EMAIL: AFINERMAN@OLSHANLAW.COM
DIRECT DIAL: 212.451.2289

August 4, 2016

BY ELECTRONIC MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ModusLink Global Solutions, Inc. - Shareholder Proposal Submitted by Lauren Obeidat

Ladies and Gentlemen:

On behalf of our client, ModusLink Global Solutions, Inc., a Delaware corporation (the "**Company**"), we write to request confirmation from the staff of the Division of Corporation Finance (the "**Staff**") that it will not recommend enforcement action to the U.S. Securities and Exchange Commission (the "**Commission**") if the Company excludes the shareholder proposal described herein (the "**Proposal**") submitted by Lauren Obeidat (the "**Proponent**") from the Company's proxy materials for its 2016 Annual Meeting of Stockholders (the "**2016 Proxy Materials**"). For the reasons set forth below, the Company intends to exclude the Proposal from the 2016 Proxy Materials in reliance on Rule 14a-8(i)(7), Rule 14a-8(i)(8) and Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the Proponent's correspondence that includes the Proposal and a statement of concern (the "**Statement of Concern**") is attached hereto as Exhibit A. Related correspondence with the Proponent regarding the Proposal is attached as Exhibit B.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are emailing this letter to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we have filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials and are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Proposal from the 2016 Proxy Materials. Likewise, we take this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be provided concurrently to the undersigned.

I. THE SHAREHOLDER PROPOSAL

The Proposal requests that the Company include the following resolution in its 2016 Proxy Materials:

> "No member of the management team or the Board of the Directors (BOD) with potential conflict of interest can serve or continue to serve in the management team

> or the BOD unless he/she sign a statement declaring his/her COMPLETE fiduciary duties to the MLNK shareholders. Any member with potential conflict of interest shall be barred from comunicating [SIC] information about MLNK with the entity or entities that generated the potential conflict of interest"

II. BASIS FOR EXCLUSION

On behalf of the Company, we respectfully request that the Staff concur that the Company may exclude the Proposal from its 2016 Proxy Materials pursuant to (A) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations, or (B) Rule 14a-8(i)(8) because the Proposal would remove a director from office before his or her term expired or (C) Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

A. The Proposal is Related to the Company's Ordinary Business Operations.

The Proposal is properly excludable from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) because the underlying subject matter of the Proposal is within the ordinary course operations of the Company and does not raise a significant social policy issue. The Proposal relates to legal and ethical compliance, a management function, encompasses all "members" of the Company's "management team" and its Board of Directors (the "**Board**"), and is not limited to just senior executive officers or the Board. The Proposal also seeks to micromanage the Company's operations through specific and detailed instructions.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that deals with a "matter relating to the company's ordinary business operations." According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018, Amendments to Rules on Shareholder Proposals (May 21, 1998) (www.sec.gov/rules/final/34-40018.htm) (the "**1998 Release**"). In the 1998 Release, the Commission outlines two central considerations for determining whether the ordinary business exclusion applies: (1) was the task "so fundamental to management's ability to run a company on a day-today basis" that it could not be subject to direct shareholder oversight; and (2) "the degree to which the proposal seeks to 'micromanage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id.

1. The Proposal relates to the Company's legal and ethical compliance program, which is part of the Company's ordinary business operations.

The proposal is excludable because it relates to a task that is fundamental to the Company's ability to run itself on a day-to-day basis. Specifically, the Proposal relates to the Company's legal and ethical compliance program, which the Staff has repeatedly recognized as a matter of ordinary business for purposes of Rule 14a-8(i)(7). The Staff has stated that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)." *Raytheon Co.* (Mar. 25, 2013). See also *Monsanto Co.* (Nov. 3, 2005) (concurring that a proposal was excludable that called for the board to create an ethics oversight committee); *The AES Corp.* (Jan. 9, 2007) (concurring that a proposal was excludable that sought creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations); and *Halliburton Co.* (Mar. 10, 2006) (concurring that a proposal was excludable that requested the preparation of a report on the policies and procedures adopted to reduce or eliminate the reoccurrence of certain violations and investigations potentially damaging to the company's reputation and stock value).

In this case, the Proposal requests a resolution that: "No member of the management team or the Board of the Directors (BOD) with potential conflict of interest can serve or continue to serve in the management team or the BOD unless he/she sign a statement declaring his/her COMPLETE fiduciary duties to the MLNK shareholders. Any member with potential conflict of interest shall be barred from comunicating [SIC] information about MLNK with the entity or entities that generated the potential conflict of interest." As this resolution relates to, among other things, fiduciary duties, legal compliance and obligations to shareholders, the Proposal is squarely within the management function of the Company as part of its legal compliance program.

Fiduciary duties of management and the Board are discussed, addressed and applied under Delaware corporate law. See, e.g., *In re Walt Disney Co. Derivative Litig.*, 906 A.2d 27 (Del. 2006) (discussing the duty of care); *Stone v. Ritter*, 911 A.2d 362 (Del. 2006) (discussing the duty of loyalty); and *Malone v. Brincat*, 722 A.2d 5 (Del. 1998) (discussing the duty of candor/disclosure). The Company, as a Delaware corporation, is subject to Delaware corporate law, and the duties of "loyalty", "care", and "candor" apply to the Company's directors and to certain officers. The Proponent's emphasis of fiduciary duties demonstrates that the Proposal relates to a legal compliance program that is within the ordinary business operations of the Company.

Similarly, the references in the Proposal and the Statement of Concern to conflicts of interest places the subject matter of the Proposal squarely within the confines of ordinary business operations relating to ethical business practices and policies. The Staff has long expressed the view that "[p]roposals that concern general adherence to ethical business practices and policies are generally excludable under Rule 14a-8(i)(7)." *The Walt Disney Co.* (Dec. 12, 2011). See also *Verizon Communications Inc.* (Jan. 10, 2011) (same); and *International Business Machines Corp.* (Jan. 7, 2010) (same).

As required by the listing rules of the Nasdaq Stock Market ("**Nasdaq**"), the Company has adopted a code of conduct in the form of the Code of Business Conduct and Ethics, which is attached hereto as <u>Exhibit C</u> (the "**Code of Conduct**"), that covers specified areas relating to, among other things, conflicts of interest, confidentiality, compliance with law, insider trading, ethical conduct and fair dealing, protection of corporate assets, reporting and compliance procedures. The Code of Conduct is described in greater detail below in Section II.C.1. In fact, the Code of Conduct explicitly requires that all "Employees, officers and directors must act in the best interests of the Company." Any waivers of the Code of Conduct for directors or executive officers must be approved by the Board. As disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2015, any amendment to, or waiver of a provision of, the Code of Conduct applicable to the Company's principal executive officer or its senior financial officers (principal financial officer and controller or principal accounting officer, or persons performing similar functions) will be posted on the Company's website. Any amendment to, or waiver of a provision of, the Code of Conduct applicable to the directors will be disclosed by the Company within four business days by filing a current report on Form 8-K with the Commission in accordance with Nasdaq Listing Rule 5610.

In addition to the Code of Conduct, the Company has adopted an Insider Trading Policy and Corporate Governance Guidelines, which are attached hereto as Exhibit D and Exhibit E, respectively. As described below in Section II.C.1, the Insider Trading Policy requires compliance with applicable securities laws, prohibits directors, officers and employees from engaging in prohibited insider trading and from disclosing non-public information about the Company to any person. The Insider Trading Policy is intended to help avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company and its subsidiaries. The Corporate Governance Guidelines set forth requirements that guide the Board in the performance of its duties, including, but not limited to, requirements detailed below in Section II.C.1 related to management oversight, fiduciary duties and conflicts of interest.

As discussed below in Section II.C.1, the Code of Conduct, the Insider Trading Policy and the Corporate Governance Guidelines, which are fully integrated into the Company's ordinary business operations, addresses the items covered in the Proposal. The manner in which the Company implements the Code of Conduct, which includes a compliance program, and more generally the manner in which it enforces legal and ethical requirements applicable to directors, officers and employees, is a central part of the Company's day-to-day operations.

Consequently, because the Proposal relates to the Company's legal and ethical compliance programs, which are fundamental aspects of the ordinary business operations of the Company, the Company believes the Proposal is excludable under Rule 14a-8(i)(7).

2. The Proposal seeks to micromanage the Company's operations by requiring a broad group of employees to "sign a statement declaring his/her COMPLETE fiduciary duties to the MLNK shareholders" within a short time-frame.

The Proposal is excludable because it seeks to "micromanage" the Company. The 1998 Release provides that when a shareholder proposal "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies" it may be excludable as micromanagement under the ordinary business operations exclusion in Rule 14a-8(i)(7). The Staff has indicated that a shareholder proposal that sets a specific date for the delivery of a report involves the micromanaging of a company's operations and is excludable. In The Chubb Corp. (Feb. 26, 2007), the Staff concurred that a proposal requesting that the board provide a report related to climate change within six months of the upcoming annual meeting was excludable as ordinary course business operations.

The Proposal attempts to micromanage the Company's operations by requesting that each "member of the management team" and each member of the Board with a "with potential conflict of interest can serve or continue to serve in the management team or the BOD unless he/she sign a statement declaring his/her COMPLETE fiduciary duties to the MLNK shareholders." Under the terms of the Proposal, any member of management or the Board with a "potential conflict of interest" must first sign the proposed statement before he or she can continue to perform his or her duties without, which, in effect, requires the immediate signing of the proposed statement upon any manifestation of a potential (not actual) conflict of interest. The immediacy of this time-frame is the intricate detail deemed excludable by the 1998 Release.

The Proposal is also excludable as ordinary course of business since it applies to all members of the Company's management team, not just senior executive officers. The Staff has long drawn a distinction between matters related to only senior executive officers and general employees of a company. In Staff Legal Bulletin No. 14A (July 12, 2002) the Staff created a bright-line analysis between proposals that focus on equity compensation plans related to only senior executive officers and directors and those applying to a broader group of employees. See, e.g., *Wells Fargo & Co.* (Mar. 14, 2011) (proposal deemed excludable that related to compensation of 100 highest-paid employees); *3M Co.* (Mar. 6, 2008) (proposal deemed excludable that related to compensation of "high-level" 3M employees); and *Alliant Energy Corp.* (Feb. 4, 2004) (proposal deemed excludable that related to compensation of "all levels of vice president" and "all levels of top management"). The Proposal expressly seeks to address obligations of employees other than directors and senior executive officers. The Proposal extends to the fiduciary and legal obligations of all "members of the management team", which is not defined but seems to encompass more than just the senior executive officers of the Company. In the context of the fiduciary and legal obligations of employees to stockholders and other stakeholders, a shareholder proposal that encompasses "management team" generally and not a limited universe of senior executive officers falls clearly within the ordinary business operations of the Company.

Accordingly, because the Proposal seeks a detailed review and oversight of a large group of non-senior employees and requires action by the Company on a short prescribed time-frame, the Company believes the Proposal is excludable under Rule 14a-8(i)(7) as micromanaging a matter related to the ordinary business operations of the Company.

3. The Proposal does not raise a significant social policy issue.

In the 1998 Release, the Commission stated that proposals "focusing on sufficiently significant social policy issues" would not be excludable, because such proposals "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Release (footnote omitted). If actions that would normally be within the ordinary business operations of a company fall within this exception than they are not excludable pursuant to Rule 14a-8(i)(7).

This Proposal does not relate to significant social policy issues, and instead relates only to Company-specific concerns. In the Proponent's Statement of Concern, the Proponent addresses concerns specific to the Company that, as discussed below, have already been addressed by the Company. This Statement of Concern focuses on disclosures made by the Company, including in risk factors, concerning the Company. These disclosures are not "social policy" issues as contemplated by the 1998 Release. Nothing in the Proposal addresses any broadly applicable social policy.

Based on the foregoing, we respectfully request that the Staff concur that the Company may exclude the Proposal from the 2016 Proxy Materials as it relates to matters of the Company's ordinary business operations pursuant to Rule 14a-8(i)(7).

B. The Proposal Would Remove Directors From Office Before the Expiration of Their Respective Terms.

Rule 14a-8(i)(8)(ii) provides that a company may exclude a shareholder proposal that "[w]ould remove a director from office before his or her term expired." The Proposal is a mandatory proposal that would have the effect of removing directors from office before the expiration of their respective terms and is thus excludable under Rule 14a-8(i)(8)(ii).

As drafted, the Proposal requires that in order for any member of the Board "with potential conflict of interest" to "serve or continue to serve" on the Board, the Board member must "sign a statement declaring his/her COMPLETE fiduciary duties to the MLNK shareholders." The Company has a classified Board and if the Proposal is implemented, the Proposal would require the immediate signing of the proposed statement by any Board member (including any sitting Board members) with a "potential" (not actual) conflict of interest or upon any manifestation of a "potential" conflict of interest. If such a Board member elects to not sign the proposed statement, or otherwise fails to sign the statement for any reason, either upon election to the Board or at any point upon the manifestation of a "potential conflict of interest" during the Board member's term, such Board member would be disqualified from continuing to serve as a director and would be removed from office before the expiration of the term for which he or she was elected. Such premature removal from office would occur notwithstanding his or her prior election and full compliance with and adherence to the Company's policies and guidelines described below in Section II.C.1 and with the legal and compliance requirements described below in Section II.C.3. These policies and guidelines include the Company's Code of Conduct, Insider Trading Policy and Corporate Governance Guidelines.

The Staff has repeatedly confirmed that Rule 14a-8(i)(8)(ii) permits companies to exclude shareholder proposals that would remove directors from office before their terms expire. For example, in *Kinetic Concepts, Inc.* (Mar. 21, 2011) (concurring in the exclusion of a declassification stockholder proposal to the extent the proposal "could, if implemented, disqualify directors previously elected from completing their terms on the board"). See also *McDonald's Corp.* (Mar. 15, 2011) (concurring for the reasons stated above with the exclusion of a proposal) and; *Fisher Communications, Inc.* (Feb. 12, 2009) (concurring with the exclusion under Rule 14a-8(i)(8) declassification stockholder proposal to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board).

Accordingly, because the Proposal would remove directors from office before the expiration of their respective terms, the Company believes the Proposal should be excluded from the 2016 Proxy Materials.

C. The Proposal Has Already Been Substantially Implemented by the Company Through Its Compliance with the Listing Standards of the NASDAQ Stock Market and Through Implementation of Its Own Code of Business Conduct and Ethics, Insider Trading Policy and Corporate Governance Guidelines.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. Under Rule 14a-8(i)(10), "substantial" implementation does not require implementation in full implementation of the Proposal or implementation exactly as presented by the proponent. Applying this standard, the Staff has noted, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991) (permitting exclusion of a proposal requesting that the company adopt the Valdez Principles where the company had already adopted policies, practices, and procedures regarding the environment). The Staff has accordingly provided no-action relief under Rule 14a-8(i)(10) when a company has substantially implemented and, therefore, satisfied the "essential objective" of a proposal, even if the company did not take the exact action requested by the proponent, did not implement the proposal in every detail, or exercised discretion in determining how to implement the proposal. *See General Electric (March* 3, 2015) (permitting exclusion of a proxy access proposal where the company had already adopted a substantially similar proxy access bylaw); *Wal-Mart Stores, Inc.* (March 25, 2015) (permitting exclusion of a shareholder proposal requesting an employee engagement metric for executive compensation where a "diversity and inclusion metric related to employee engagement" was already included in the company's Management Incentive Plan); *Entergy Corp.* (February 14, 2014) (permitting exclusion of a shareholder proposal requesting a report "on policies the company could adopt to reduce its greenhouse gas emissions" where the requested information was already available in its sustainability and carbon disclosure reports); and *Exelon Corp.* (February 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report).

In this case, the Proposal requests a resolution that: "No member of the management team or the Board of the Directors (BOD) with potential conflict of interest can serve or continue to serve in the management team or the BOD unless he/she sign a statement declaring his/her COMPLETE fiduciary duties to the MLNK shareholders. Any member with potential conflict of interest shall be barred from communicating [SIC] information about MLNK with the entity or entities that generated the potential conflict of interest." As described in further detail below, the Company's policies, practices and procedures, and public disclosures "compare favorably" with the Proposal, and exclusion pursuant to Rule 14a-8(i)(10) is therefore warranted.

1. The Company's Code of Business Conduct and Ethics, Insider Trading Policy, Corporate Governance Guidelines and Related Procedures Substantially Satisfies the Terms of the Proposal.

The Company's existing Code of Conduct applies to all of the Company's directors, officers and employees (including members of the management team) and sets forth duties and requirements regarding, among other things:

- Compliance with Laws, Rules and Regulations;
- Conflicts of Interest;
- Insider Trading;
- Collusion;
- Confidentiality;
- Honest and Ethical Conduct and Fair Dealing;
- Protection and Proper Use of Corporate Assets;
- Waivers of this Code of Business Conduct and Ethics; and

- Reporting and Compliance Procedures.

The existing Code of Conduct already substantially implements the Proposal by requiring, among other things, that, directors, officers and employees:

- "must act in the best interests of the Company... refrain from engaging in any activity or having a personal interest that presents a 'conflict of interest,'"
- "must maintain the confidentiality of confidential information entrusted to them by the Company or other companies, including [Company] suppliers and customers, except when disclosure is authorized by a supervisor or legally mandated [, and that] [u]nauthorized disclosure of any confidential information is prohibited,"
- "[who] as a result of their relationship with the Company are prohibited by law and Company policy from trading in securities of the Company or such other companies, as well as from communicating such [material non-public information about the Company or other companies] to others who might trade on the basis of that information" and
- complete an electronic certification acknowledging receipt of the Code of Conduct and agreeing to comply with the Code of Conduct.

As this Code of Conduct is applicable to all directors, officers and employees, which includes "the management team or the Board of the Directors" as referenced in the Proposal, the Company believes that the Proposal is duplicative of existing Company policies and that the Proposal has already has been substantially implemented.

In addition, the Company also has an Insider Trading Policy that is available on the Company's Intranet. The Insider Trading Policy requires compliance with applicable securities laws, prohibits directors, officers and employees (including members of the management team) from engaging in prohibited insider trading and requires that all directors, officers and employees maintain all non-public information about the Company in strict confidence, and not communicate such information to any person. The Insider Trading Policy is intended to help avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company and its subsidiaries.

The Corporate Governance Guidelines, which specify the expectations of conduct by directors, substantially implement the Proposal by setting forth requirements that guide the Board in the performance of its duties, including, but not limited to, requirements that:

- The principal responsibility of the directors is to oversee the management of the Company and, in so doing, serve the best interests of the Company and its stockholders.
- In discharging their fiduciary duties of care, loyalty and candor, directors are expected to exercise their business judgment to act in what they reasonably believe to be the best interests of the Company and its stockholders.
- The Board shall have a majority of directors who meet the criteria for independence required by the NASDAQ Stock Market Marketplace Rules.
- Service on boards and/or committees of other organizations shall comply with the Company's conflict of interest policies.

- Nominees should have the interest and ability to understand the sometimes conflicting interests of the various constituencies of the Company, which include stockholders, employees, customers, governmental units, creditors and the general public, and to act in the interests of all stockholders.
- Nominees should not have, nor appear to have, a conflict of interest that would impair the nominee's ability to represent the interests of all the Company's stockholders and to fulfill the responsibilities of a director.

The Code of Conduct and Corporate Governance Guidelines are publicly available and posted to the Company's website. Together, the Code of Conduct, the Insider Trading Policy, and the Corporate Governance Guidelines are in place and the Company believes that the Proposal is duplicative of matters similarly addressed in its existing policies. As a result, the Company believes that the Proposal already has been substantially implemented.

2. Oversight by the Audit Committee, the Nominating and Corporate Governance Committee and the Related Party Transaction Committee Substantially Satisfies the Terms of the Proposal.

The Audit Committee of the Board (the "**Audit Committee**") and the Nominating and Corporate Governance Committee ("**NCG Committee**") of the Board already have direct oversight of the issues cited in the Proposal. The Audit Committee Charter is attached hereto as Exhibit F and is publicly available on the Company's website. The NCG Committee charter is attached hereto as Exhibit G and publicly available on the Company's website. Except as otherwise permitted by applicable Nasdaq rules, each member of the Audit Committee and the NCG Committee are independent.

Under the Audit Committee Charter, the Audit Committee is responsible for:

- Coordinating the Board of Directors' oversight of the Company's internal control over financial reporting, disclosure controls and procedures and code of conduct.
- Reviewing all related party transactions on an ongoing basis, and all such transactions must be approved by the Audit Committee.
- Meeting with and receiving a report from the Corporation's Chief Compliance Officer, at least annually, as to the Corporation's compliance with applicable laws and regulations.

Under the NCG Committee Charter, the NCG Committee is responsible for:

- Developing and recommending to the Board a set of Corporate Governance Guidelines applicable to the Company.
- Reviewing and reassessing the adequacy of such Corporate Governance Guidelines and recommend any proposed changes to the Board for approval.

As disclosed in our proxy statement for our 2015 Annual Meeting of Stockholders (the "**2015 Proxy**"), the Company also has a Related Party Transactions Committee (the "**RPT Committee**"). The RPT Committee reviews the material facts of any related-party transaction and either approves or disapproves of the entry into the transaction. In the course of reviewing the related-party transaction, the Related Party Transactions Committee considers, as disclosed in the 2015 Proxy, whether (i) the transaction is fair and reasonable to the Company, (ii) under all of the circumstances the transaction is in, or not inconsistent with, the Company's best interests, and (iii) the transaction will be on terms no less favorable to the Company than could have been obtained in an arms' length transaction with an unrelated third party. If advance approval of a related-party transaction is not feasible, then the transaction will be considered and, if the Related Transactions Party Committee determines it to be appropriate, ratified by the Related Party Transactions Committee. The RPT Committee is comprised entirely of independent directors. No director may participate in the approval of a transaction for which he or she is a related party.

Based on the described-above oversight, the Company believes that the Proposal already has been substantially implemented and should be excluded from the 2016 Proxy Materials.

3. The Company's Compliance with Existing Regulatory Requirements Substantially Satisfies the Terms of the Proposal.

The Company's common shares are listed for trading on the Nasdaq and the Company has registered these shares under Section 12(b) of the Exchange Act, making the Company a "reporting company" and subject to the Commission's reporting and disclosure requirements for reporting companies. As a result, the Commission regulates the Company's disclosures regarding related party transactions. Both the proxy rules and Form 10-K mandate that the Company disclose to the public the information required by Item 404 of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"). This information is designed to elicit information about the relationships between the Company and any director, executive officer or significant shareholder of the Company or of another company with which the Company engages in transactions. Pursuant to Item 404 of Regulation S-K, the Company must disclose transactions (both actual and proposed), that exceed $120,000, and in which any related person had or will have a direct or indirect material interest. "Related persons" are those in the following categories at any time during the most recent fiscal year: executive officers, directors, nominees for director, security holders known to own or beneficially own more than 5% of any class of voting securities and members of their immediate families (e.g., spouse, parents, step-parents, children, step-children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, persons (other than tenants or employees) sharing the household of a related person). "Transactions" include any financial transaction, arrangement or relationship (including indebtedness or a guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

The information required by regulation covers the factual and numeric information, carefully defined by the Commission's regulations, that is necessary and appropriate to permit shareholders to consider the extent to which, in the opinion of the shareholders, Company insiders are benefiting from their relationship with the Company. The Company has fully complied with its reporting obligations.

In addition, Nasdaq rules require that a majority of the directors of the Company (and, subject to certain limited exceptions, all of the members of the Audit Committee, the Nominations Committee and the Compensation Committee) satisfy the Nasdaq definition of "independent." This definition limits the kinds of relationships that the Company's independent directors may have, and the types of transactions that they may engage in, with the Company or its affiliates. Similarly, the

Commission has promulgated rules requiring all members of the Company's Audit Committee to be independent and setting up standards that a director must satisfy if he or she is to qualify as "independent" under these rules. The Company is in full compliance with these requirements.

Through this regulation, the Company already is subject to and in compliance with the comprehensive rules that govern disclosure of related party transactions. As a result, the Company believes that the Proposal already has been substantially implemented.

III. CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the Company's 2016 Proxy Materials. If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its 2016 Proxy Materials, please contact me at (212) 451-2289. I would appreciate your sending your response by facsimile or electronic mail to me at (212) 451-2222 or AFinerman@olshanlaw.com as well as to the Company, attention of Louis J. Belardi, Chief Financial Officer at (781) 663-5045 or Louis_Belardi@moduslink.com.

Very truly yours,

Adam W. Finerman

ENCLS.

Copy w/encls. to:

Lauren Obeidat (By Electronic Mail)

Louis J. Belardi, ModusLink Global Solutions, Inc., (By Electronic Mail)

Exhibit A

Proposal

From: khalid obeidat ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Friday, May 27, 2016 4:53 PM
To: Investor Relations; SEC
Subject: Corrected: Submitting a shareholders resolution regarding conflict of interest

I submit the following resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934:

"No member of the management team or the Board of the Directors (BOD) with potential conflict of interest can serve or continue to serve in the management team or the BOD unless he/she sign a statement declaring his/her COMPLETE fiduciary duties to the MLNK shareholders. Any member with potential conflict of interest shall be barred from comunicating information about MLNK with the entity or entities that generated the potential conflict of interest"

I'm the beneficial owner of at 61,575 shares of MLNK common stock and I have held the requisite amount of stock for over a year and intend to maintain ownership through the annual meeting in 2018.

Statement Of Concern
The proposal is due to alarming declartion on filing by MLNK to the SEC of those potential conflicts and their negative impact on the shareholders of MLNK. Also combined with the lack of clarity or communication with shareholders, the presence entities that own large amount of shares with full access to the BOD and through sharing management excutive and their inderect control of the BOD and MLNK put the shareholders especially individual shareholders at big disadvantage and create the potential for manipulating share prices to suite the interest of some entities.

I would like MLNK investor Relations to acknowledge the receipt of this email and let me know what is required for my proposal to be voted on as early as possible. I'd like this proposal to be voted on in the next AGM and a prompt response is required. I'm open to working with MLNK management on the proposal text and the statement of concern text.

LaurenObeidat

FISMA & OMB MEMORANDUN M-07-16

Exhibit B

Correspondence

From: khalid obeidat ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Wednesday, August 03, 2016 11:34 AM
To: Finerman, Adam W.; SEC
Subject: RE: ModusLink

Dear Adam

Thanks for your reply but the time frame of MLNK response is important for two reasons. Those two reasons are the following:

1- I'd like to know if I met the requirements for submitting the proposal or there need to be more requirements from me.

2- If there is difficiency in the proposal I'd like enough time to cure the problem in the proposal.

Please assure me that MLNK and you are not trying to run the clock on the proposal

---

From: AFinerman@olshanlaw.com
To: ***FISMA & OMB MEMORANDUN M-07-16***
CC: Louis_Belardi@moduslink.com
Subject: RE: ModusLink
Date: Mon, 1 Aug 2016 22:33:39 +0000

Dear Mr. Obeidat,

When we spoke I informed you I represented ModusLink. We are reviewing your proposal with the Company and will advise you on whether the Company will seek to exclude your proposal from the proxy.

Sincerely,

Adam Finerman

From: khalid obeidat ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Friday, July 29, 2016 4:57 PM
To: Finerman, Adam W.; SEC
Subject: RE: ModusLink

I'd like to know about the status of my proposal and when it'll be inculded in the AGM. It seems that MLNK is concluding recent transactions and giving shares at discountto allies of steel partners and HNH. I submitted my share proposal and copied SEC but I recieved no respose yet. The only respose I recieved is from you and I don't know if you are representing shareholders of MLNK or the chairman and board members who declared in their filing a potential conflict of interest. In my opinion the board and management has huge conflict of interest and their loyality is not to the company and that is the reason I introduced my proposal. Declaring that they "may have potential conflict of interest" is very different from having fiduciary duty to shareholders of MLNK. The Board of Directors including the chairman and upper management need to sign a pledge of fiduciary duty to the company and the shareholders or resign their positions.

I'll await your responce on what additional information is needed from me.

Lauren Obeidat

From: AFinerman@olshanlaw.com
To: ***FISMA & OMB MEMORANDUN M-07-16***
Subject: ModusLink
Date: Wed, 27 Jul 2016 15:17:55 +0000

Dear Mr. Obeidat,

I received the stock ownership information you sent. Thank you.

Regards,

Adam

Adam W. Finerman

OLSHAN

We've moved! Please note our new address:

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas
(Entrance is on 53rd Street between Sixth and Seventh Avenues)

New York, NY 10019

Direct: 212.451.2289

Facsimile: 212.451.2222

Email: AFinerman@olshanlaw.com

Web: www.olshanlaw.com

3794635-2

From: khalid obeidat ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Monday, July 25, 2016 5:02 PM
To: Finerman, Adam W.
Subject: RE: Modus Link

Attached is your requested information. Let me know if you need anything else.

Thanks

From: AFinerman@olshanlaw.com
To: ***FISMA & OMB MEMORANDUN M-07-16***
Subject: Modus Link
Date: Thu, 21 Jul 2016 22:03:51 +0000

Dear Ms. Obeidat,

I am writing to you as counsel to ModusLink Global Solutions, Inc. ModusLink is in receipt of your proposed shareholder proposal sent by email on May 27, 2016. I would like to discuss the proposal with you if that is possible. Please let me know if there is a convenient time, and a number I can contact you to discuss.

Regards,

Adam Finerman

Adam W. Finerman

OLSHAN

We've moved! Please note our new address:

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas
(Entrance is on 53rd Street between Sixth and Seventh Avenues)

New York, NY 10019

Direct: 212.451.2289

Facsimile: 212.451.2222

Email: AFinerman@olshanlaw.com

Web: www.olshanlaw.com

Exhibit C

Code of Conduct

ModusLink Global Solutions, Inc.

CODE OF BUSINESS CONDUCT AND ETHICS

This Code of Business Conduct and Ethics (the "Code") sets forth legal and ethical standards of conduct for directors, officers and employees of ModusLink Global Solutions, Inc. and its subsidiaries (the "Company"), including the Company's' principal executive officer and its senior financial officers (principal financial officer and controller or principal accounting officer, or persons performing similar functions). This Code is intended to deter wrongdoing and to promote the conduct of all Company business in accordance with high standards of integrity and in compliance with all applicable laws and regulations. This Code applies to the Company and all of its subsidiaries and other business entities controlled by the Company worldwide.

If you have any questions regarding this Code or its application to you in any situation, you should contact your supervisor or the Legal Department of the Company.

Compliance with Laws, Rules and Regulations

The Company requires that all employees, officers and directors comply with all laws, rules and regulations applicable to the Company wherever it does business. You are expected to use good judgment and common sense in seeking to comply with all applicable laws, rules and regulations and to ask for advice when you are uncertain about them.

If you become aware of the violation of any law, rule or regulation by the Company, whether by its officers, employees or directors, it is your responsibility to promptly report the matter to your supervisor or the Legal Department of the Company.

While it is the Company's desire to address matters internally, nothing in this Code should discourage you from reporting any illegal activity, including any violation of the securities laws, antitrust laws, environmental laws or any other federal, state or foreign law, rule or regulation, to the appropriate regulatory authority. **Employees, officers and directors shall not discharge, demote, suspend, threaten, harass or in any other manner discriminate against any other employee because of a good faith report of any such violation.** This Code should not be construed to prohibit you from testifying, participating or otherwise assisting in any state or federal administrative, judicial or legislative proceeding or investigation.

Conflicts of Interest

Employees, officers and directors must act in the best interests of the Company. You must refrain from engaging in any activity or having a personal interest that presents a "conflict of interest." A conflict of interest occurs when a personal interest interferes, or appears to interfere, with the interests of the Company. A conflict of interest can arise whenever you, as an officer, director or employee, take action or have an interest that prevents you from performing your Company duties and responsibilities honestly, objectively and effectively.

For example:

- No employee, officer or director shall perform services as a consultant, employee, officer, director, advisor or in any other capacity for, or have a financial interest in, a competitor of the Company, other than services performed at the request of the Company and other than a financial interest representing less than one percent (1%) of the outstanding shares of a publicly-held company; and

- No employee, officer or director shall use his or her position with the Company to influence a transaction with a Company supplier or Company customer in which such person has any personal interest, other than a financial interest representing less than one percent (1%) of the outstanding shares of a publicly-held company.

It is your responsibility to disclose any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest to the Legal Department of the Company, or, if you are an executive officer or director, to the Board of Directors, who shall be responsible for determining whether such transaction or relationship constitutes a conflict of interest.

Insider Trading

Employees, officers and directors who have material non-public information about the Company or other companies, including Company suppliers and Company customers, as a result of their relationship with the Company are prohibited by law and Company policy from trading in securities of the Company or such other companies, as well as from communicating such information to others who might trade on the basis of that information. To help ensure that you do not engage in prohibited insider trading and avoid even the appearance of an improper transaction, the Company has adopted a Policy on Trading of Securities and Public Disclosures, which is available on the Company's Intranet at http://moduslinkinsider.com/Company/Pages/policies.aspx.

If you are uncertain about the constraints on your purchase or sale of any Company securities or the securities of any other company that you are familiar with by virtue of your relationship with the Company, you should consult with the Legal Department of the Company, before making any such purchase or sale.

Collusion

The Company and its employees, officers and directors will not enter into price fixing, bid collusion, market collusion or reduced production agreements with competitors, and will not discuss with competitors prices, bids, and conditions including price confirmation.

Confidentiality

Employees, officers and directors must maintain the confidentiality of confidential information entrusted to them by the Company or other companies, including our suppliers and customers, except when disclosure is authorized by a supervisor or legally mandated. Unauthorized disclosure of any confidential information is prohibited. Additionally, employees should take appropriate precautions to ensure that confidential or sensitive business information, whether it is proprietary to the Company or another company, is not communicated within the Company except to employees, officers and directors who have a need to know such information to perform their responsibilities for the Company. You should also review the relevant provisions of the Company's Policy on Trading of Securities and Public Disclosures. In the event you have executed a confidentiality agreement with the Company, such agreement imposes specific obligations and restrictions on you and such obligations shall govern to the extent they are, in any way, contrary to the terms of this Code of Business Conduct and Ethics.

Third parties may ask you for information concerning the Company. Employees, officers and directors (other than the Company's authorized spokespersons) must not discuss internal Company matters with, or disseminate internal Company information to, anyone outside the Company, except as required in the performance of their Company duties and after an appropriate confidentiality agreement is in place. This prohibition applies particularly to inquiries concerning the Company from the media, market professionals (such as securities analysts, institutional investors, investment advisers, brokers and dealers) and security holders. All responses to inquiries on behalf of the Company must be made only by the Company's authorized spokespersons. If you receive any inquiries of this nature, you must decline to comment and refer the inquirer to your supervisor or one of the Company's authorized spokespersons. The Company's policies with respect to public disclosure of internal matters are described more fully in the Company's Policy on Trading of Securities and Public Disclosures, which is available on the Company's Intranet at http://moduslinkinsider.com/Company/Pages/policies.aspx.

You also must abide by any lawful obligations that you have to your former employer. These obligations may include restrictions on the use and disclosure of confidential information, restrictions on the solicitation of former colleagues to work at the Company and non-competition obligations.

Honest and Ethical Conduct and Fair Dealing

Employees, officers and directors should endeavor to deal honestly, ethically and fairly with the Company's suppliers, customers, competitors and employees. Statements regarding the Company's products and services must not be untrue, misleading, deceptive or fraudulent. You must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

Protection and Proper Use of Corporate Assets

Employees, officers and directors should seek to protect the assets of the Company's and of its customers. Theft, carelessness and waste have a direct impact on the Company's financial performance. Any employee, officer or director who becomes aware of any theft of the Company's assets or the assets of one of its customers must promptly report such theft to his or her supervisor or to the Legal Department of the Company. Employees, officers and directors must use the Company's assets and services solely for legitimate business purposes of the Company and not for any personal benefit or the personal benefit of anyone else.

Employees, officers and directors must advance the Company's legitimate interests when the opportunity to do so arises. You must not take for yourself personal opportunities that are discovered through your position with the Company or the use of property or information of the Company.

Gifts and Gratuities

The use of Company funds or assets for gifts, gratuities or other favors to employees or government officials is prohibited, except to the extent such gifts are in compliance with applicable law, nominal in amount and not given in consideration or expectation of any action by the recipient.

Employees, officers and directors must not accept, or permit any member of his or her immediate family to accept, any gifts, gratuities or other favors from any customer, supplier or other person doing or seeking to do business with the Company, other than items of nominal value. Any gifts that are not of nominal value should be returned immediately and reported to your supervisor. If immediate return is not practical, they should be given to the Company for charitable disposition or such other disposition as the Company believes appropriate in its sole discretion.

Common sense and moderation should prevail in business entertainment engaged in on behalf of the Company. Employees, officers and directors should provide, or accept, business entertainment to or from anyone doing business with the Company only if the entertainment is infrequent, modest and intended to serve legitimate business goals.

Bribes and kickbacks are criminal acts, strictly prohibited by law. You must not offer, give, solicit or receive any form of bribe or kickback anywhere in the world. The Company's policies with respect to anti-bribery laws and regulations are described more fully in the Company's Foreign Corrupt Practices Act Policy, which is available on the Company's Intranet at http://moduslinkinsider.com/Company/Pages/policies.aspx.

Accuracy of Books and Records and Public Reports

Employees, officers and directors must honestly and accurately report all business transactions. You are responsible for the accuracy of your records and reports. Accurate information is essential to the Company's ability to meet its legal and regulatory obligations.

All Company books, records and accounts shall be maintained in accordance with all applicable regulations and standards and accurately reflect the true nature of the transactions they record. The financial statements of the Company shall conform to generally accepted accounting rules and the Company's accounting policies. No undisclosed or unrecorded account or fund shall be established for any purpose. No false or misleading entries shall be made in the Company's books or records for any reason, and no disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation.

It is the policy of the Company to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, the Securities and Exchange Commission and in other public communications.

Concerns Regarding Accounting or Auditing Matters

Employees, officers and directors with concerns regarding questionable accounting or auditing matters or complaints regarding accounting, internal accounting controls or auditing matters may confidentially, and anonymously if they wish, submit such concerns or complaints through the Company's ethics hotline at www.ethicspoint.com or by writing to the Legal Department of the Company, at the address listed below. See "Reporting and Compliance Procedures." All such concerns and complaints will be forwarded to the Audit Committee of the Board of Directors, unless they are determined to be without merit by the Legal Department of the Company and the Chief Financial Officer of the Company. In any event, a complete record of all complaints will be provided to the Audit Committee each fiscal quarter. Any such concerns or complaints may also be communicated, confidentially and, if you desire, anonymously, directly to any member of the Audit Committee of the Board of Directors.

The Audit Committee will evaluate the merits of any concerns or complaints received by it and authorize such follow-up actions, if any, as it deems necessary or appropriate to address the substance of the concern or complaint.

The Company will not discipline, discriminate against or retaliate against any employee who reports a complaint or concern (other than potential disciplinary action in the event the employee is found to have knowingly and willfully made a false report).

Waivers of this Code of Business Conduct and Ethics

While some of the policies contained in this Code must be strictly adhered to and no exceptions can be allowed, in other cases exceptions may be possible. Any employee or officer who believes that an exception to any of these policies is appropriate in his or her case should first contact his or her immediate supervisor. If the supervisor agrees that an exception is appropriate, the approval of the Legal Department of the Company must be obtained. The Legal Department shall be responsible for maintaining a complete record of all requests for exceptions to any of these policies and the disposition of such requests.

Any executive officer, senior financial officer or director who seeks an exception to any of these policies should contact the General Counsel of the Company. Any waiver of this Code for executive officers or directors or any change to this Code that applies to executive officers or directors may be made only by the Board of Directors of the Company and will be disclosed as required by law or stock market regulation.

Reporting and Compliance Procedures

Every employee, officer and director has the responsibility to ask questions, seek guidance, and report suspected violations and express concerns regarding compliance with this Code. Any employee, officer or director who knows or believes that any other employee or representative of the Company has engaged or is engaging in Company-related conduct that violates applicable law or this Code should report such information to his or her supervisor or to the Legal Department of the Company, as described below. You may report such conduct openly or anonymously without fear of retaliation. The Company will not discipline, discriminate against or retaliate against any employee who reports such conduct in good faith, whether or not such information is ultimately proven to be correct, or who cooperates in any investigation or inquiry regarding such conduct. Any supervisor who receives a report of a violation of this Code must immediately inform the Legal Department of the Company.

You may report violations of this Code, on a confidential or anonymous basis, by logging on to the Company's ethics website located at www.ethicspoint.com or by contacting the Legal Department of the Company by:

* telephone (781-663-5000),
* fax (781-663-5095),
* mail (ModusLink Global Solutions, Inc., 1601 Trapelo Road, Suite 170, Waltham, MA 02451) or
* e-mail (Alan_Cormier@moduslink.com)

While we prefer that you identify yourself when reporting violations so that we may follow up with you, as necessary, for additional information, you may utilize www.ethicspoint.com or leave messages anonymously if you wish.

If the Legal Department receives information regarding an alleged violation of this Code, the Legal Department shall, as appropriate, (a) evaluate such information, (b) if the alleged violation involves an executive officer or a director, inform the Chief Executive Officer and Board of Directors of the alleged violation, (c) determine whether it is necessary to conduct an informal inquiry or a formal investigation and, if so, initiate such inquiry or investigation and (d) report the results of any such inquiry or investigation, together with a recommendation as to disposition of the matter, to the Chief Executive Officer of the Company for action, or if the alleged violation involves an executive officer or a director, report the results of any such inquiry or investigation to the Board of Directors or a committee thereof. Employees, officers and directors are expected to cooperate fully with any inquiry or investigation by the Company regarding an alleged violation of this Code. Failure to cooperate with any such inquiry or investigation may result in disciplinary action, up to and including discharge for cause.

The Company shall determine whether violations of this Code have occurred and, if so, shall determine the disciplinary measures to be taken against any employee who has violated this Code. In the event that the alleged violation involves an executive officer or a director, the Chief Executive Officer and the Board of Directors, respectively, shall determine whether a violation of this Code has occurred and, if so, shall determine the disciplinary measures to be taken against such executive officer or director.

Compliance

Failure to comply with the standards outlined in this Code will result in disciplinary action including, but not limited to, reprimands, warnings, probation or suspension, demotions, reductions in salary, discharge for cause and restitution. Certain violations of this Code may require the Company to refer the matter to the appropriate governmental or regulating authorities for investigation or prosecution. Moreover, any supervisor who directs or approves of any conduct in violation of this Code, or who has knowledge of such conduct and does not immediately report it, also will be subject to disciplinary action, up to and including discharge for cause.

Dissemination and Amendment

This Code shall be distributed annually to each employee, officer and director of the Company, and each employee, officer and director shall certify that he or she has received, read and understood the Code and has complied with its terms.

The Company reserves the right to amend, alter or terminate this Code at any time for any reason. The most current version of this Code can be found in on the Company's Intranet at http://moduslinkinsider.com/Company/Pages/policies.aspx.

This document is not an employment contract between the Company and any of its employees, officers or directors and does not alter the Company's at-will employment policy.

EACH EMPLOYEE, OFFICER AND DIRECTOR IS REQUIRED TO ELECTRONICALLY ACKNOWLEDGE RECEIPT OF THIS CODE OF BUSINESS CONDUCT AND ETHICS WITHIN 10 DAYS OF ISSUANCE. FAILURE TO DO SO MAY RESULT IN DISCIPLINARY ACTION.

Certification

I hereby certify that:

1. I have received and carefully read the Code.
2. I have had ample opportunity to ask questions and seek clarification with respect to the Code.
3. I understand the Code.
4. I have complied and will continue to comply with the terms of the Code.

1. Please type your full name and today's date below in the following format:

For example: John Jacob Smith 10/13/2014 (MO/DAY/YEAR)

2. Please enter job title and company here.

For example: Finance Manager, ModusLink

3. Please enter your work location here.

Example: Waltham, MA or Kildare, Ireland

Exhibit D

Insider Trading Policy

INSIDER TRADING POLICY

ModusLink Global Solutions, Inc.

THE NEED FOR A POLICY

This policy was created to promote compliance with applicable securities laws by (i) all directors, officers and employees of ModusLink Global Solutions, Inc. and its wholly-owned subsidiaries listed on Schedule A attached hereto ("the "Company") and (ii) any person or any officers, directors or employees of any entity designated by the Chief Compliance Officer (as defined herein) which assists the Company or its subsidiaries in providing management or accounting duties to third parties who are involved in providing such services (collectively, "Covered Persons"). We are also adopting this policy to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company and its subsidiaries, which would damage our reputation for integrity and ethical conduct. Among other things, this policy prohibits insider trading by Covered Persons with respect to the securities of the Company and the securities of companies in which the Company owns 10% or more of the voting securities, any company on which the Company has a representative on the board of directors and any public company with whom the Company enters into a non-disclosure or confidentiality agreement with respect to the purchase of securities of such entity or any other company designated by the Chief Compliance Officer ("Covered Securities"), as listed on the attached Covered Securities list, which list will be updated as necessary by the Chief Compliance Officer. For purposes of this policy, the Chief Compliance Officer shall be the person designated from time to time by the Board of Directors of the Company to serve in such capacity.

WHAT IS "INSIDER TRADING"?

Insider trading is, in addition to being a violation of the Company's Policy on Insider Trading, a violation of securities laws. The penalties for insider trading are discussed below.

The term "insider trading" generally refers to (1) trading in securities while in possession or aware of material non-public information, or (2) communications of material non-public information to others who may trade while in possession or aware of such information.

This means insiders are prohibited from doing the following:

- trading in securities while in possession or aware of material non-public information concerning such securities;

- having others trade on the insider's behalf while the insider is in possession or aware of material non-public information; and

- communicating non-public information concerning securities to others who may then trade in such securities or pass on the information to others who may trade in such securities. This conduct is known as "tipping."

The elements of insider trading are discussed below:

1. *Who is an Insider?*

The concept of "insider" is broad and generally includes any person who possesses non-public information about the Covered Securities and who has a duty to the Company to keep this information confidential. In the case of the Company, "insiders" include officers and directors of the Company, as well as other persons who routinely have access to material information that is not publicly available or who are working on significant corporate transactions or projects. In addition, a person can be a "temporary insider" if he or she enters into a relationship to serve the Company and as a result is given access to information in connection with such service. Outsiders who can become temporary insiders include, among others, attorneys, accountants, consultants, investment bankers and the employees of organizations providing such services to the Company. Insiders are collectively referred to herein as "Covered Persons".

2. *What is Material Information?*

"Material information" generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider such information important in making his or her investment decisions, or information that is reasonably likely to affect the price of the Covered Securities. It is important to remember that materiality will always be judged with the benefit of hindsight.

"Inside" information could be material because of its expected effect on the price of the Covered Securities, the securities of another company, or the securities of several companies. Moreover, the resulting prohibition against the misuse of material non-public information includes not only restrictions on trading in the Covered Securities, but restrictions on trading in the securities of other companies affected by the material non-public information.

Examples. Common examples of information that may be regarded as material are:

- Earnings or sales results;
- Changes in dividend/distribution policies or the declaration of a stock split or the offering of additional securities;
- Proposals, agreements or news regarding a pending or proposed merger, acquisition, tender offer, joint venture, divestiture, leveraged buy out, significant sale of assets or the disposition of a subsidiary;
- Changes in relationships with major customers, or obtaining or losing customers;
- Major financing developments;
- Changes in management or other major personnel changes;
- Criminal indictments or material civil litigation or government investigations;
- Significant disputes with major suppliers, vendors or customers;
- Labor disputes including strikes or lockouts;
- Substantial changes in accounting methods;
- Debt service or liquidity problems;
- Impending bankruptcy or insolvency; and
- Public offerings or private sales of debt or equity securities.

Either positive or negative information may be material.

3. *What is Non-Public Information?*

In order for information to qualify as "inside" information it must not only be "material," it must be "non-public." "Non-public" information is information which has not been made available to investors generally. At such time as material, non-public information has been released to the investing public, it loses its status as "inside" information.

However, for "non-public" information to become public information it must be disseminated through recognized channels of distribution designed to reach the securities marketplace, such as disclosure by filing a report with the Securities and Exchange Commission ("SEC") or disclosure by release to a national business and financial wire service (such as Dow Jones or Reuters) or a national newspaper (such as The Wall Street Journal). Further, sufficient time must pass for the information to become available in the market.

Partial disclosure does not constitute public dissemination. So long as any material component of the "inside" information has yet to be publicly disclosed, the information is deemed "non-public" and may not be misused.

4. *What is Trading?*

Trading includes buying and selling stocks, options or other types of securities. Purchases of stock under an employee option for cash (but not any related open market sales or surrender of shares) are excluded from the term "trading" for purposes of this policy.

THE CONSEQUENCES

The consequences of insider trading violations can be staggering:

For individuals who trade on inside information (or tip such information to others):

- A civil penalty of up to three times the profit gained or loss avoided;
- A criminal fine (no matter how small the profit) of up to $5 million;
- A jail term of up to 20 years; and
- A court injunction or a cease and desist order to stop the violation and penalties for violations of such orders or the federal securities laws.

For the Company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading by an employee or tipping of inside information by an employee:

- A civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the employee's violation; and
- A criminal penalty of up to $25 million.

Moreover, if a person violates this policy or fails to comply with this policy or the Company's procedures, the Company imposed sanctions, including dismissal, could result. Needless to say, any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish one's reputation and irreparably damage a career. Further, the recently-passed Dodd-Frank Wall Street Reform and Consumer Protection Act includes a mandatory "bounty" of 10 to 30 percent for anyone providing the SEC with information that leads to a successful enforcement action resulting in monetary sanctions of over $1 million.

POLICY STATEMENT

Prohibition of Insider Trading

If a Covered Person has material non-public information relating to securities, it is our policy that neither that person nor any related person may trade such securities or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to material non-public information relating to any other company, including companies in which we invest or have an interest and our clients or suppliers, obtained in the course of employment.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not exempted from the insider trading laws or from our policy. The fact that the Covered Person may have relied on other factors in purchasing or selling securities, while in possession or aware of material non-public information, will not absolve the person from liability under the law.

When Information is Public. As you can appreciate, it is also improper for a Covered Person to enter a trade immediately after a public announcement of material information, including earnings releases, has been made regarding a Covered Security. Because the Company's non-employee stockholders and the investing public should be afforded the time to receive the information and act upon it, as a general rule you should not engage in any trades until the ***second business day*** after the information has been released. If an announcement is made before the market opens on a business day, the day of the announcement will be the first business day for purposes of this policy. Thus, if an announcement is made on a Monday after market close, Thursday generally would be the first day on which you could trade in the Covered Security. If an announcement is made on a Friday after market close, Wednesday generally would be the first day on which you could trade. If an announcement is made on a Monday before the market opens, Wednesday would be the first day on which you could trade.

Twenty-Twenty Hindsight. If your securities trades become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any trade, you should carefully consider how regulators and others might view your trade in hindsight.

Applicability to Other Companies. During the course of his or her employment or engagement, a person may obtain material non-public information about current or potential customers, suppliers, business partners or others doing business with the Company or in which the Company has an investment or an interest. The provisions on confidentiality and the prohibition on trading while in possession or aware of non-public information also apply to the securities of these other companies. Thus, the term "Covered Securities" as used in this policy can also mean the securities of those other companies.

Trades by Family Members. The very same restrictions apply to your family members and others living in your household.[1/] Covered Persons are expected to be responsible for the compliance of their immediate family and personal household.

Prevention of Insider Trading by Others. The Company, its directors and officers and some supervisory personnel could be deemed "controlling persons" subject to potential liability under the securities laws. Accordingly, it is incumbent on these persons to maintain an awareness of possible insider trading violations by persons under their control and to take measures where appropriate to prevent such violations. Directors, officers and other supervisory personnel who become aware of a potential insider trading violation or a violation of this policy should immediately advise the Chief Compliance Officer or the Chair of the Audit Committee of the Board of Directors of the Company and should take steps where appropriate to prevent persons under their supervision from using inside information for trading purposes. Additionally, any employee who violates this policy or any federal or state laws governing insider trading or tipping, or knows of or suspects any such violation by any other director, officer or employee must report the violation immediately to the Chief Compliance Officer or the Chairman of the Audit Committee.

Confidentiality

Serious problems could arise for the Company and you by an unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper trading in the Covered Securities. Generally, securities regulations provide that when a company (such as the Company) discloses material, non-public information, it must provide broad, non-exclusionary public access to the information. Violations of these regulations can result in SEC enforcement actions, resulting in injunctions and severe monetary penalties. It is our policy that all Covered Persons must maintain all non-public information about the Company in strict confidence, and should not communicate such information to any person.

Proprietary information includes non-public information, analyses and plans that are created or obtained by the Company for its business purposes, other than that which constitutes confidential information entrusted to the Company or its personnel by an external source. In order to safeguard proprietary and non-public information, Covered Persons should: (i) use proprietary or non-public information only for the specific business purposes for which the information was given, created or obtained; (ii) avoid discussions of proprietary or non-public information in the presence of others who do not have a need to know such information (including other Covered Persons), and exercise extreme caution when discussing proprietary or non-public information in hallways, elevators, trains, subways, airplanes, restaurants, social gatherings or other public places; (iii) keep limited partners' identities confidential; (iv) keep proprietary and non-public information in a secure manner; (v) exercise care to avoid placing documents containing proprietary or non-public information in areas where they may be read by unauthorized persons, and store such documents in secure locations when they are not in use; and (vi) avoid using speakerphones in circumstances where proprietary or non-public information may be overheard, and be aware that mobile telephones must be used with great care because their transmissions may be picked up by others.

1/ Such "others living in your household" could include housekeepers, babysitters, unrelated household members, and anyone else present in your home. This is not meant to be an exclusive list; rather, insiders must be very careful that others do not receive inside information, and those present in your home are more likely than others to be exposed to such information.

The prohibition regarding the unauthorized disclosure of internal information about the Company applies to inquiries about the Company which may be made by the financial press, investment analysts or others in the financial community. It is important that all such communications on behalf of the Company be made only through authorized individuals. If you receive any inquiries of this nature, you should decline comment and refer the inquiry directly to the Chief Financial Officer, the person responsible for our investor relations.

Tipping Information to Others. Covered Persons must not pass confidential or non-public information on to others. Tipping results in liability for the insider who communicated the information, even if such insider does not actually trade himself or herself, and for the person who received the information if the person has reason to know that it was an improper disclosure and acts on such information or passes it on to others who may act on it.

Tipping and the Internet. The prohibition against tipping applies to all forms of communication, including those conducted via the internet. Information communicated via e-mail, internal and external, is sometimes confidential and material in nature and thus subject to insider trading rules. You are cautioned that various chat rooms and message boards dedicated to the stock market are largely unsecured and unregulated and should not be used to communicate any information regarding the Company or the Covered Securities, whether confidential or not. Further, it is the policy of the Company that no Covered Person shall initiate or respond to messages posted in internet forums that pertain to the Company or companies that we have or may have an investment in and do or may do business with and about which you may learn something in the course of your employment or engagement. Such forums often contain rumors and misinformation that you may, as a loyal employee, feel compelled to correct. However, doing so (even with innocent intentions) could be considered tipping and therefore in violation of insider trading rules. Should you come across information posted online that you believe to be false or potentially damaging to the Company, please do not respond directly; instead, please contact the Chief Compliance Officer.

PROCEDURES

Pre-Clearance of All Trades

To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper trade (which could result, for example, where an officer engages in a trade while unaware of a pending major development), Covered Persons, prior to any trades in Covered Securities, such as acquisitions (except purchases of stock under an employee option for cash not involving an open market sale or surrender of shares), dispositions, transfers, option exercises involving an open market sale or surrender of shares, etc., are required to consult with the Chief Compliance Officer to confirm that you are not in possession or aware of specific material non-public information. Covered Persons are responsible for ensuring that they are in possession of the current list of Covered Securities, which list will be updated as necessary by the Chief Compliance Officer. Approval will generally be limited to the trading windows governing the applicable Covered Securities at times when the Covered Person is not in possession of material non-public information A Covered Person may not trade, even after consultation, if he or she is actually in possession or aware of material non-public information. If you contemplate a trade in Covered Securities, you should contact the Chief Compliance Officer in advance. Pre-trade advice generally is valid for two trading days, unless you come into contact with material non-public information during that time.

No Trading During "Closed Window" Periods

In order to further minimize the possibility of an inadvertent and unintended insider trading violation, all Covered Persons are prohibited from trading in the Company's securities during the following restricted trading period (a "closed window"): the period beginning two days before the end of each fiscal quarter through and including the 2nd business day following the issuance of the Company's press release of its quarterly or annual financial results or filing of applicable Form 10-Q or From 10-K if such a press release is not issued. Please realize that the "open window" periods are of general applicability only and do not serve to permit otherwise illegal trades. Trading in the Company securities is permitted only during the "open windows," and all trades by Covered Persons must be approved in advance by the Chief Compliance Officer. Other events or developments during such periods may still cause some Covered Persons to be in possession or aware of material, non-public information – in such event, you still may not trade. A Covered Person may not trade even during the "open window" periods or with authorization if he or she is actually in possession or aware of material non-public information. Also, trading during the "open window" periods is not a substitute for compliance with required pre-clearance procedures.

Restricted Trading Periods

There may be material non-public information available to Covered Persons even during the normal open window periods, for example, when a proposed acquisition is pending. In those and other instances, such as where required by securities regulation, the Company will announce a "closed window" or "blackout period" for trading in the Company's securities and if appropriate, in securities of another company.

Standing Orders

Standing orders (except standing orders under approved Rule 10b5-1 plans, see below) should be used only for a very brief period of time. The problem with purchases or sales resulting from standing instructions to a broker is that there is no control over the timing of the trade. The broker could execute a trade when you are in possession or aware of material non-public information and you could still have significant liabilities as a result.

10b5-1 Plans

Rule 10b5-1 provides a defense from insider trading under SEC Rule 10b-5. To be eligible for this defense, Covered Persons may enter into a "10b5-1 plan" for trading in Covered Securities. If the plan meets the requirements of Rule 10b5-1, Covered Securities may be purchased or sold without regard to certain insider trading restrictions. Once a Rule 10b5-1 trading plan is established, the Covered Persons retain no discretion over trades under the plan, and the pre-planned trades can be executed through a broker (over whom the insider exercises no influence) at later dates without regard to the subsequent acquisition of material non-public information.

To comply with the Company's insider trading policy, Covered Persons (i) may only enter into a Rule 10b5-1 trading plan during a trading window; (ii) cannot enter into a Rule 10b5-1 trading plan while in possession of any material non-public information; and (iii) may not influence any trading decisions under the Rule 10b5-1 trading plan.

To ensure the proposed plan meets the requirements of Rule 10b5-1 and other legal requirements, you are encouraged to consult with the Chief Compliance Officer before establishing such a plan and such plan must be approved by the Chief Compliance Officer prior to the entry into such plan. Covered Persons must provide the Chief Compliance Officer with a draft of the Rule 10b5-1 trading plan he or she intends to utilize.

The Chief Compliance Officer is responsible for implementing and monitoring the Company's policies and procedures regarding Rule 10b5-1 trading plans, including updating these policies and procedures as may be necessary or advisable from time to time and ensuring that its policies and procedures are consistently operating to prohibit Covered Persons from exerting or having discretion over the execution of any trades made pursuant to any discretionary Rule 10b5-1 trading plans.

Additional Prohibited Transactions

Because we believe it is improper and inappropriate for any Covered Persons to engage in short-term or speculative transactions involving Covered Securities, it is the Company's policy that Covered Persons should not engage in any of the following activities with respect to Covered Securities:

No Short Sales. No Covered Person shall engage in selling Covered Securities "short" – that is, the sale of securities that are not owned by the Covered Person, other than in the exercise of their duties with respect to the Company. (A person who sells "short" is betting that the price of the security is going down – he borrows the security, sells it, and expects to be able to return the securities by repurchasing them at a lower price in the future.) SEC rules already prevent officers and directors from making "short sales" or sales of securities that, if owned, will not be delivered for a period longer than 20 days after the sale. Again, we are simply expanding this rule to all Covered Persons.

No Buying or Selling "Derivative Securities." No Covered Person shall buy or sell puts (i.e., options to sell), calls (i.e., options to purchase), future contracts, or other forms of derivative securities relating to Covered Securities, other than in the exercise of their duties with respect to the Company. For these purposes, a security will be considered a derivative of another security if its value is derived from the value of the other security.

Form 144 Reports

Directors and certain officers designated by the Board of Directors are required to file a Form 144 before making an open market sale of the Company's securities. Form 144 notifies the SEC of your intent to sell the Company's securities. Although often prepared and filed by your broker, this form and its timely filing is each individual's personal responsibility and is in addition to the Section 16 reports that may be required to be filed.

Post-Transaction Notification

Because Section 16(a) of the Exchange Act requires that certain transactions be reported on Form 4s filed within two business days following the date of the transaction, the Company's policy requires immediate notification of sufficient details of any transaction to allow time to prepare and file the required reports within the two-business-day deadline. Since the Company requires a day to prepare the Form 4 and a day to transmit the form to the SEC, all officers and directors must report the details of any transaction in the Company's securities to us at least by the close of business of the date the transaction occurred. This includes all purchases, sales, and transfers by gift or otherwise, trades pursuant to approved 10b5-1 plans, and option exercises.

Use of Knowledgeable Stockbroker

Each Covered Person is encouraged to select one stock broker to effect all of his or her transactions in the Covered Securities, and that broker should become familiar with the Company's insider trading policy and the restrictions that apply to his or her transactions in the Covered Securities. Remember, however, that a broker has no legal responsibility for a client's Section 16 filings or short-swing profit rule violations. Therefore, the best protection will come from your own awareness the possible pitfalls. However, use of the same broker familiar with this policy will help you constantly monitor your compliance, not only with this policy but also with your other securities laws obligations, such as compliance with Rule 144.

Restrictions on Use of Brokers

Each Covered Person is restricted from transacting in the Covered Securities under a Rule 10b5-1 trading plan with any broker which is an affiliate of the Company, its subsidiaries or which is affiliated with a control person of the Company or its subsidiaries. In addition, each Covered Person shall not effect any transactions in the Covered Securities under a Rule 10b5-1 trading plan with a broker with whom he or she is affiliated.

EVEN IF YOU PRE-CLEAR A TRANSACTION AND EVEN IF IT IS DURING AN OPEN WINDOW PERIOD, YOU, ANY COMPANY, TRUST OR ENTITY CONTROLLED BY YOU, YOUR SPOUSE AND YOUR FAMILY MEMBERS AND OTHERS LIVING IN YOUR HOUSEHOLD MAY NOT TRADE IN THE COVERED SECURITIES IF YOU ARE IN POSSESSION OR AWARE OF MATERIAL, NON-PUBLIC INFORMATION ABOUT THE COVERED SECURITY. THE PROCEDURES SET FORTH HEREIN ARE IN ADDITION TO THE GENERAL INSIDER TRADING POLICY AND ARE NOT A SUBSTITUTE THEREFOR.

ADMINISTRATION OF POLICY

Any person who has any questions about specific transactions may obtain additional guidance from our Chief Compliance Officer. The Company reserves the right to amend and interpret the policy from time to time.

CERTIFICATION OF COMPLIANCE

All Covered Persons will be required to certify their understanding of and compliance with this policy on an annual basis.

Remember, however, the ultimate responsibility for adhering to the policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.

RECEIPT AND ACKNOWLEDGMENT

I, ____________________________, hereby acknowledge that I have received and read a copy of the ModusLink Global Solutions, Inc. Insider Trading Policy and agree to comply with its terms. I understand that violation of insider trading or tipping laws or regulations may subject me to severe civil and/or criminal penalties, and that violation of the terms of the above-titled policy may subject me to discipline by the Company or my employer up to and including termination for cause.

____________________________ ____________________________

Signature Date

SCHEDULE A

COVERED SECURITIES
(as of October 9, 2014)

ModusLink Global Solutions, Inc. common stock

Exhibit E

Corporate Governance Guidelines

ModusLink Global Solutions, Inc.

CORPORATE GOVERNANCE GUIDELINES

(as amended December 7, 2011)

The Board of Directors (the "Board") of ModusLink Global Solutions, Inc. (the "Company") has adopted the following Corporate Governance Guidelines (the "Guidelines") to assist the Board in the exercise of its duties and responsibilities and to serve the best interests of the Company and its stockholders. The Guidelines should be applied in a manner consistent with all applicable laws and stock exchange rules and the Company's charter and bylaws, each as amended and in effect from time to time. The Guidelines provide a framework for the conduct of the Board's business. The Board may modify or make exceptions to the Guidelines from time to time in its discretion and consistent with its duties and responsibilities to the Company and its stockholders.

A. Director Responsibilities

1. Oversee Management of the Company. The principal responsibility of the directors is to oversee the management of the Company and, in so doing, serve the best interests of the Company and its stockholders. This responsibility includes:

   - Reviewing and approving fundamental operating, financial and other corporate plans, strategies and objectives.

   - Evaluating the performance of the Company and its senior executives and taking appropriate action, including removal, when warranted.

   - Evaluating the Company's compensation programs on a regular basis and determining the compensation of its senior executives.

   - Requiring, approving and implementing senior executive succession plans.

   - Evaluating whether corporate resources are used only for appropriate business purposes.

   - Establishing a corporate environment that promotes timely and effective disclosure (including robust disclosure controls, procedures and incentives), fiscal accountability, high ethical standards and compliance with all applicable laws and regulations.

   - Reviewing and approving material transactions and commitments not entered into in the ordinary course of business.

   - Developing a corporate governance structure that allows and encourages the Board to fulfill its responsibilities.

- Providing advice and assistance to the Company's senior executives.

- Evaluating the overall effectiveness of the Board and its committees.

2. Exercise Business Judgment. In discharging their fiduciary duties of care, loyalty and candor, directors are expected to exercise their business judgment to act in what they reasonably believe to be the best interests of the Company and its stockholders.

3. Understand the Company and its Business. Directors have an obligation to become and remain informed about the Company and its business, including the following:

   - The principal operational and financial objectives, strategies and plans of the Company.

   - The results of operations and financial condition of the Company and of significant subsidiaries and business segments.

   - The relative standing of the business segments within the Company and vis-à-vis competitors.

   - The factors that determine the Company's success.

   - The risks and problems that affect the Company's business and prospects.

4. Establish Effective Systems. Directors are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Company, including the following:

   - Current business and financial performance, the degree of achievement of approved objectives and the need to address forward-planning issues.

   - Future business prospects and forecasts, including actions, facilities, personnel and financial resources required to achieve forecasted results.

   - Financial statements, with appropriate segment or divisional breakdowns.

   - Adoption, implementation and monitoring of effective compliance programs to assure the Company's compliance with law and corporate policies.

   - Material litigation and governmental and regulatory matters.

   Directors should also periodically review the integrity of the Company's internal control and management information systems.

5. Board and Committee Meetings. Directors are responsible for attending Board meetings and meetings of committees on which they serve, and devoting the time

needed, and meeting as frequently as necessary, to discharge their responsibilities properly.

6. Reliance on Management and Advisors; Indemnification. The directors are entitled to rely on the Company's senior executives and its outside advisors, auditors and legal counsel, except to the extent that any such person's integrity, honesty or competence is in doubt. The directors are also entitled to Company-provided indemnification, statutory exculpation and directors' and officers' liability insurance.

B. Director Qualification Standards

1. Independence. The Board shall have a majority of directors who meet the criteria for independence required by the NASDAQ Stock Market Marketplace Rules.

2. Size of the Board. The Board currently has eight members. The Board believes this is an appropriate size given the Company's present circumstances, but that a smaller or larger Board may be appropriate at any given time, depending on circumstances and changes in the Company's business.

3. Other Directorships. The Board does not believe that its members should be prohibited from serving on boards of other organizations, and the Board has not adopted any guidelines limiting such activities. However, the Nominating and Corporate Governance Committee shall take into account the nature of and time involved in a director's service on other boards in evaluating the suitability of individual directors and making its recommendations to the Board and determinations. Service on boards and/or committees of other organizations shall comply with the Company's conflict of interest policies.

4. Tenure. The Board does not believe it should establish term limits. Term limits could result in the loss of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and an institutional memory that benefit the entire membership of the Board as well as management. As an alternative to term limits, the Nominating and Corporate Governance Committee shall review each director's continuation on the Board at least once every three years. This will allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board and allow the Company to conveniently replace directors who are no longer interested or effective.

5. Retirement. Any director who reaches the age of 75 while serving as a director will retire from the Board effective at the end of his or her then current term, unless the Board determines that continued service of such director is in the best interests of the Corporation and its shareholders.

6. Non-Executive Chairman of the Board. The Board of Directors may designate an independent director as the Non-Executive Chairman of the Board. The Non-Executive Chairman of the Board, if one is designated, shall:

- Have the authority to call meetings of the Board of Directors;
- Chair all meetings of the Board of Directors;
- Chair the annual meeting of shareholders;
- Have the authority to call meetings of the independent members of the Board of Directors:
- Set the agenda for and lead executive sessions of the independent members of the Board of Directors;
- Brief the Chief Executive Officer regarding issues arising and/or discussed in executive sessions of the independent members of the Board of Directors;
- Take primary responsibility for developing Board agendas in consultation with the other independent members of the Board of Directors and the Chief Executive Officer;
- Facilitate discussion among independent directors on key issues and concerns regarding the Company;
- Facilitate communications between other members of the Board of Directors and the Chief Executive Officer; however, each director is free to communication directly with the Chief Executive Officer;
- In the event a stockholder, employee or other stakeholder seeks to communicate with the Board of Directors, accept and respond to such communications and represent the Company to such stakeholders;
- Periodically review with the Chief Executive Officer the Corporation's business plan, financial performance, and other activities, as deemed necessary and appropriate by the Non-Executive Chairman of the Board;
- Be invited to attend all meetings of the various committees of the Board of Directors;
- Recommend Board committee assignments for consideration by the Nominating and Corporate Governance Committee (provided, however, that no such recommendation shall be required in order for such committee to carry out its duties with respect to committee composition); and
- Perform such other roles and responsibilities as are determined by the Board of Directors from time to time.

7. Presiding Director. In the event that the Chairman of the Board is not an independent director, the Board may designate a "presiding director".

The presiding director, if one is so designated, shall:

- Chair any meeting of the independent directors in executive session;

- Facilitate communications between other members of the Board and the Chairman of the Board and/or the Chief Executive Officer; however, each director is free to communicate directly with the Chairman of the Board and with the Chief Executive Officer;

- In the event a stockholder seeks to communicate with the Board of Directors, accept and respond to such communications, in conjunction with the Chairman of the Board; and

- Work with the Chairman of the Board in the preparation of the agenda for each Board meeting, in scheduling the time devoted to matters at each Board meeting and, as required, in determining the need for special meetings of the Board.

The designation as presiding director shall rotate among the independent directors, but no more frequently than annually, and the Board shall periodically review the matter to determine if and when a rotation is advisable.

In lieu of a presiding director, in the event that the Chairman of the Board is not an independent director, the Nominating and Corporate Governance Committee may nominate an independent director to serve as "Lead Director," who shall be approved by a majority of the independent directors. The Lead Director shall carry out the duties of the presiding director set forth above, and such other duties as shall be assigned to him or her. Unless the Board determines that there are special circumstances, an individual will serve as Lead Director for no more than three consecutive years.

8. Separation of the Offices of Chairman and Chief Executive Officer. The Board does not have a policy on whether the offices of Chairman of the Board and Chief Executive Officer should be separate and, if they are to be separate, whether the Chairman of the Board should be selected from among the independent directors or should be an employee of the Company.

9. Selection of New Director Candidates. Except where the Company is legally required by contract, bylaw or otherwise to provide third parties with the right to nominate directors, the Nominating and Corporate Governance Committee shall be responsible for recommending to the Board the persons to be nominated by the Board for election as directors at any meeting of stockholders and the persons to be elected by the Board to fill any vacancies on the Board. Director nominees shall be considered for recommendation by the Nominating and Corporate Governance Committee in accordance with these Guidelines, the policies and principles in its charter and the criteria set forth in Attachment A to these Guidelines. It is expected that the Nominating and Corporate Governance Committee will have direct input from the Chairman of the Board, the Chief Executive Officer and, if one is appointed, the Lead Director. The Nominating and Corporate Governance Committee shall be responsible for reviewing with the Board, on an annual basis, the requisite skills and criteria for new Board members as well as the composition of the Board as a whole. This review shall include

consideration of diversity, age, skills and experience in the context of the needs of the Board.

10. Extending the Invitation to a New Director Candidate to Join the Board. The invitation to join the Board should be extended by the Chairman of the Board, on behalf of the Board, and the Chairman of the Nominating and Corporate Governance Committee, on behalf of such Committee. Unauthorized approaches to prospective directors can be premature, embarrassing and harmful.

11. Former Chief Executive Officer's Board Membership. The Board believes that the continuation of a former Chief Executive Officer of the Company on the Board is a matter to be decided in each individual instance by the Nominating and Corporate Governance Committee. Accordingly, when the Chief Executive Officer ceases to serve in that position, he or she will be expected to resign from the Board if so requested by the Nominating and Corporate Governance Committee.

C. Board Meetings

1. Selection of Agenda Items. At the beginning of the year the Chairman of the Board shall establish a schedule of subjects to be discussed during the year (to the extent practicable). Each Board member is free to suggest the inclusion of agenda items and is free to raise at any Board meeting subjects that are not on the agenda for that meeting. During at least one meeting each year, the Board shall review the Company's long-term strategic plans and the principal issues that the Company expects to confront in the future.

2. Frequency and Length of Meetings. The Chairman of the Board, in consultation with the members of the Board, shall determine the frequency and length of the Board meetings. Special meetings may be called from time to time as determined by the needs of the business.

3. Advance Distribution of Materials. Information and data that are important to the Board's understanding of the business to be conducted at a Board or committee meeting should generally be distributed in writing to the directors before the meeting, and directors should review these materials in advance of the meeting. The Board acknowledges that certain items to be discussed at a Board or committee meeting may be of an extremely confidential or time-sensitive nature and that the distribution of materials on these matters prior to meetings may not be appropriate or practicable. Presentations made at Board meetings should do more than summarize previously distributed Board meeting materials.

4. Executive Sessions. The "independent" directors, as defined by the rules of the Nasdaq Stock Market shall meet in executive session at least twice a year to discuss, among other matters, the performance of the Chief Executive Officer. The non-management directors will meet in executive session at other times at the request of any non-management director. Absent unusual circumstances, these

sessions shall be held in conjunction with regular Board meetings. The Non-Executive Chairman of the Board, if there is one, or his or her designee when absent, shall preside at these meetings. If the Chairman is not an independent director, the Lead Director or the presiding director, if there is one, shall preside. In such case, if there is no Lead Director or presiding director the non-management directors shall choose an independent director who shall preside and his or her name shall be disclosed in the annual meeting proxy statement. Meetings of the Corporation's Nominating and Corporate Governance Committee shall constitute executive sessions if the Nominating and Corporate Governance Committee is comprised of all of the Corporation's "independent" directors.

5. Attendance of Non-Directors at Board Meetings. The Board welcomes regular attendance at each Board meeting of senior executives of the Company. Furthermore, the Board encourages the senior executives of the Company to, from time to time, bring Company personnel into Board meetings who (i) can provide additional insight into the items being discussed because of personal involvement in these areas or (ii) appear to be persons with future potential who should be given exposure to the Board.

D. **Board Committees**

1. Key Committees. The Board shall have at all times an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each such committee shall have a charter that has been approved by the Board. The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

2. Assignment and Rotation of Committee Members. The Nominating and Corporate Governance Committee shall be responsible for recommending to the Board the directors to be appointed to each committee of the Board. Except as otherwise permitted by the applicable rules of Nasdaq, each member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be an "independent director" as defined by such rules.

3. Committee Charters. In accordance with the applicable rules of the Nasdaq Stock Market, the charters of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. The Board shall, from time to time as it deems appropriate, review and reassess the adequacy of each charter and make appropriate changes.

4. Selection of Agenda Items. The chairman of each committee, in consultation with the committee members, shall develop the committee's agenda. At the beginning of the year each committee shall establish a schedule of subjects to be discussed

during the year (to the extent practicable). The schedule for each committee meeting shall be furnished to all directors.

5. Frequency and Length of Committee Meetings. The chairman of each committee, in consultation with the committee members, shall determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter. Special meetings may be called from time to time as determined by the needs of the business and the responsibilities of the committees.

E. Director Access to Management and Independent Advisors

1. Access to Officers and Employees. Directors have full and free access to officers and employees of the Company. Any meetings or contacts that a director wishes to initiate may be arranged through the Chief Executive Officer or the Secretary or directly by the director. The directors shall use their judgment to ensure that any such contact is not disruptive to the business operations of the Company and shall, to the extent the director deems it appropriate, copy the Chief Executive Officer on any written communications between a director and an officer or employee of the Company.

2. Access to Independent Advisors. The Board and each committee have the power to hire and consult with independent legal, financial or other advisors for the benefit of the Board or such committee, as they may deem necessary, without consulting or obtaining the approval of any officer of the Company in advance. Such independent advisors may be the regular advisors to the Company. The Board or any such committee is empowered, without further action by the Company, to cause the Company to pay the compensation of such advisors as established by the Board or any such committee.

F. Director Compensation

1. Role of Board and Compensation Committee. The form and amount of director compensation shall be determined by the Board in accordance with the policies and principles set forth below. The Compensation Committee shall conduct an annual review of the compensation of the Company's directors. The Compensation Committee shall consider that questions as to directors' independence may be raised if director compensation and perquisites exceed customary levels, if the Company makes substantial charitable contributions to organizations with which a director is affiliated or if the Company enters into consulting contracts or business arrangements with (or provides other indirect forms of compensation to) a director or an organization with which the director is affiliated.

2. Form of Compensation. The Board believes that directors should be incentivized to focus on long-term stockholder value. Including equity as part of director

compensation helps align the interest of directors with those of the Company's stockholders.

3. Amount of Consideration. The Company seeks to attract exceptional talent to its Board. Therefore, the Company's policy is to compensate directors at least competitively relative to comparable companies. The Company's management shall, from time to time, present a comparison report to the Board, comparing the Company's director compensation with that of comparable companies. The Board believes that it is appropriate for the Chairman of the Board and the chairpersons and members of the committees to receive additional compensation for their services in those positions.

4. Employee Directors. Directors who are also employees of the Company shall receive no additional compensation for Board or committee service.

G. Director Orientation and Continuing Education

1. Director Orientation. The Board and the Company's management shall conduct a mandatory orientation program for new directors. The orientation program shall include presentations by management to familiarize new directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct and ethics, its principal officers, its internal and independent auditors and its General Counsel and outside legal advisors. In addition, the orientation program shall include a review of the Company's expectations of its directors in terms of time and effort, a review of the directors' fiduciary duties and visits to Company headquarters and, to the extent practical, certain of the Company's significant facilities. All other directors are also invited to attend the orientation program.

2. Continuing Education. Each director is expected to be involved in continuing director education on an ongoing basis to enable him or her to better perform his or her duties and to recognize and deal appropriately with issues that arise. The Company shall pay all reasonable expenses related to continuing director education.

H. Management Evaluation and Succession

1. Selection of Chief Executive Officer. The Board selects the Company's Chief Executive Officer in the manner that it determines to be in the best interests of the Company's stockholders.

2. Evaluation of Senior Executives. The Compensation Committee shall be responsible for overseeing the evaluation of the Company's senior executives. In conjunction with the Audit Committee, in the case of the evaluation of the senior financial executives, the Compensation Committee shall determine the nature and frequency of the evaluation and the persons subject to the evaluation, supervise the conduct of the evaluation and prepare assessments of the performance of the Company's senior executives, to be discussed with the Board periodically. The

Board shall review the assessments to ensure that the senior executives are providing the best leadership for the Company over both the long- and short-term.

3. Succession of Senior Executives. The Nominating and Corporate Governance Committee shall present an annual report to the Board on succession planning, which shall include transitional Board leadership in the event of an unplanned vacancy. The entire Board shall assist the Nominating and Corporate Governance Committee in finding and evaluating potential successors to the Chief Executive Officer and the Chief Financial Officer. The Chief Executive Officer and the Chief Financial Officer should at all times make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals. The Board shall identify, and periodically review and reassess, the qualities and characteristics necessary for an effective Chief Executive Officer and Chief Financial Officer. With these principles in mind, the Board should periodically monitor and review the development and progression of potential internal candidates against these standards.

I. Annual Performance Evaluation of the Board

The Nominating and Corporate Governance Committee shall oversee an annual self-evaluation of the Board to determine whether it and its committees are functioning effectively. The Nominating and Corporate Governance Committee shall determine the nature of the evaluation, supervise the conduct of the evaluation and prepare an assessment of the Board's performance, to be discussed with the Board. To assist in its self-assessment, the Board shall, at the beginning of each year, consider establishing an agreed-upon list of Board objectives and performance goals for the year, which shall be used as benchmarks in evaluating its performance at year end. The purpose of this process is to improve the effectiveness of the Board and its committees and not to target individual Board members.

J. Board Interaction with Institutional Investors, the Press, Customers, Etc.

The Board believes that the Chief Executive Officer and his or her designees speak for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company. It is, however, expected that Board members would do so with the knowledge of and, absent unusual circumstances or as contemplated by the committee charters, only at the request of the Company's senior executives.

K. Periodic Review of the Corporate Governance Guidelines

The Nominating and Corporate Governance Committee shall, from time to time as it deems appropriate, review and reassess the adequacy of these Guidelines and recommend any proposed changes to the Board for approval.

ModusLink Global Solutions, Inc.
Attachment A to Corporate Governance Guidelines

CRITERIA FOR NOMINATION AS A DIRECTOR

General Criteria

1. Nominees should have a reputation for integrity, honesty and adherence to high ethical standards.

2. Nominees should have demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of the Company and should be willing and able to contribute positively to the decision-making process of the Company.

3. Nominees should have a commitment to understand the Company and its industry and to regularly attend and participate in meetings of the Board and its committees.

4. Nominees should have the interest and ability to understand the sometimes conflicting interests of the various constituencies of the Company, which include stockholders, employees, customers, governmental units, creditors and the general public, and to act in the interests of all stockholders.

5. Nominees should not have, nor appear to have, a conflict of interest that would impair the nominee's ability to represent the interests of all the Company's stockholders and to fulfill the responsibilities of a director.

6. Nominees shall not be discriminated against on the basis of race, religion, national origin, sex, sexual orientation, disability or any other basis proscribed by law. The value of diversity on the Board should be considered.

7. Nominees should normally be able to serve for at least five years before reaching the age of 75.

Application of Criteria to Existing Directors

The renomination of existing directors should not be viewed as automatic, but should be based on continuing qualification under the criteria set forth above. In addition, the Nominating and Corporate Governance Committee shall consider the existing directors' performance on the Board and any committee, which shall include consideration of the extent to which the directors undertook continuing director education.

Criteria for Composition of the Board

The backgrounds and qualifications of the directors considered as a group should provide a significant breadth of experience, knowledge and abilities that shall assist the Board in fulfilling its responsibilities.

Exhibit F

Audit Committee Charter

ModusLink Global Solutions, Inc.

AUDIT COMMITTEE CHARTER

A. Purpose

The purpose of the Audit Committee is to assist the Board of Directors' oversight of the Company's accounting and financial reporting processes and the audits of the Company's financial statements.

B. Structure and Membership

1. Number. The Audit Committee shall consist of at least three members of the Board of Directors.

2. Independence. Except as otherwise permitted by the applicable Nasdaq rules, each member of the Audit Committee shall be "independent" as defined by such the Nasdaq rules, meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act (subject to the exemptions provided in Rule 10A-3(c)), and not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

3. Financial Literacy. Each member of the Audit Committee must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement, at the time of his or her appointment to the Audit Committee. In addition, at least one member must have past employment experience in finance and accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Unless otherwise determined by the Board of Directors (in which case disclosure of such determination shall be made in the Company's annual report filed with the SEC), at least one member of the Audit Committee shall be an "audit committee financial expert" (as defined by applicable SEC rules).

4. Chair. Unless the Board of Directors elects a Chair of the Audit Committee, the Audit Committee shall elect a Chair by majority vote.

5. Compensation. The compensation of Audit Committee members shall be as determined by the Board of Directors. No member of the Audit Committee may receive, directly or indirectly, any consulting, advisory or other compensatory fee

from the Company or any of its subsidiaries, other than fees paid in his or her capacity as a member of the Board of Directors or a committee of the Board.

6. Selection and Removal. Members of the Audit Committee shall be selected and appointed by the Board of Directors. The Board of Directors may remove members of the Audit Committee from such committee, with or without cause.

C. Authority and Responsibilities

General

The Audit Committee shall discharge its responsibilities, and shall assess the information provided by the Company's management and the independent auditor, in accordance with its business judgment. Management is responsible for the preparation, presentation, and integrity of the Company's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company's financial statements and for reviewing the Company's unaudited interim financial statements. The authority and responsibilities set forth in this Charter do not reflect or create any duty or obligation of the Audit Committee to plan or conduct any audit, to determine or certify that the Company's financial statements are complete, accurate, fairly presented, or in accordance with generally accepted accounting principles or applicable law, or to guarantee the independent auditor's report.

Oversight of Independent Auditors

1. Selection. The Audit Committee shall be solely and directly responsible for appointing, evaluating, retaining and, when necessary, terminating the engagement of the independent auditor. The Audit Committee may, in its discretion, seek stockholder ratification of the independent auditor it appoints.

2. Independence. The Audit Committee shall take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the independent auditor. In connection with this responsibility, the Audit Committee shall obtain and review a formal written statement from the independent auditor describing all relationships between the independent auditor and the Company, including the disclosures required by Independence Standards Board Standard No. 1. The Audit Committee shall actively engage in dialogue with the independent auditor concerning any disclosed relationships or services that might impact the objectivity and independence of the auditor.

3. Compensation. The Audit Committee shall have sole and direct responsibility for setting the compensation of the independent auditor. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of the independent auditor established by the Audit Committee.

4. Preapproval of Services. The Audit Committee shall preapprove all audit services to be provided to the Company, whether provided by the principal auditor or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditor; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable SEC rules.

5. Oversight. The independent auditor shall report directly to the Audit Committee, and the Audit Committee shall have sole and direct responsibility for overseeing the work of the independent auditor, including resolution of disagreements between Company management and the independent auditor regarding financial reporting. In connection with its oversight role, the Audit Committee shall, from time to time as appropriate, receive and consider the reports required to be made by the independent auditor regarding:

   - critical accounting policies and practices;
   - alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with Company management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and
   - other material written communications between the independent auditor and Company management.

Oversight of Internal Audit

6. The Audit Committee shall review with management and the senior-most internal auditor the charter, plans, activities, staffing, and organizational structure of the internal audit function.

7. The Audit Committee shall review and approve the performance, appointment, replacement, or dismissal of the senior-most internal auditor.

8. The senior-most internal auditor shall report directly to the Audit Committee and the Audit Committee shall have responsibility for oversight of the effectiveness of the internal audit function.

Audited Financial Statements

9. Review and Discussion. The Audit Committee shall review and discuss with the Company's management and independent auditor the Company's audited financial statements, including the matters about which Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU §380) requires discussion.

10. Recommendation to Board Regarding Financial Statements. The Audit Committee shall consider whether it will recommend to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K.

11. Audit Committee Report. The Audit Committee shall prepare an annual committee report for inclusion where necessary in the proxy statement of the Company relating to its annual meeting of security holders.

Review of Other Financial Disclosures

12. Independent Auditor Review of Interim Financial Statements. The Audit Committee shall direct the independent auditor to use its best efforts to perform all reviews of interim financial information prior to disclosure by the Company of such information and to discuss promptly with the Audit Committee and the Chief Financial Officer any matters identified in connection with the auditor's review of interim financial information which are required to be discussed by applicable auditing standards. The Audit Committee shall direct management to advise the Audit Committee in the event that the Company proposes to disclose interim financial information prior to completion of the independent auditor's review of interim financial information.

Controls and Procedures

13. Oversight. The Audit Committee shall coordinate the Board of Directors' oversight of the Company's internal control over financial reporting, disclosure controls and procedures and code of conduct. The Audit Committee shall receive and review the reports of the CEO and CFO required by Rule 13a-14 of the Exchange Act.

14. Procedures for Complaints. The Audit Committee shall establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

15. Related-Party Transactions. The Audit Committee shall review all related party transactions on an ongoing basis, and all such transactions must be approved by the Audit Committee.

16. Compliance Matters. The Audit Committee shall meet with and receive a report from the Corporation's Chief Compliance Officer, at least annually, as to the Corporation's compliance with applicable laws and regulations.

17. Additional Powers. The Audit Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

D. Procedures and Administration

1. Meetings. The Audit Committee shall meet as often as it deems necessary in order to perform its responsibilities. The Audit Committee may also act by unanimous written consent in lieu of a meeting. The Audit Committee shall periodically meet separately with: (i) the independent auditor; (ii) Company management and (iii) the Company's internal auditors. The Audit Committee shall keep such records of its meetings as it shall deem appropriate.

2. Subcommittees. The Audit Committee may form and delegate authority to one or more subcommittees (including a subcommittee consisting of a single member), as it deems appropriate from time to time under the circumstances. Any decision of a subcommittee to preapprove audit, review, attest or non-audit services shall be presented to the full Audit Committee at its next scheduled meeting.

3. Reports to Board. The Audit Committee shall report regularly to the Board of Directors.

4. Charter. At least annually, the Audit Committee shall review and reassess the adequacy of this Charter and recommend any proposed changes to the Board of Directors for approval.

5. Independent Advisors. The Audit Committee is authorized, without further action by the Board of Directors, to engage such independent legal, accounting and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be the regular advisors to the Company. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of such advisors as established by the Audit Committee.

6. Investigations. The Audit Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Audit Committee or any advisors engaged by the Audit Committee.

7. Funding. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

Exhibit G

NCG Committee Charter

ModusLink Global Solutions, Inc.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

A. Purpose

The purpose of the Nominating and Corporate Governance Committee is to:

- Assist in identifying individuals qualified to become Board members;
- Recommend to the Board the persons to be nominated by the Board for election as directors at any meeting of stockholders;
- Develop and recommend to the Board a set of corporate governance principles applicable to the Company; and
- Oversee the evaluation of the Board and management.

B. Structure and Membership

1. Number. The Nominating and Corporate Governance Committee shall consist of such number of directors as the Board shall from time to time determine.

2. Independence. Except as otherwise permitted by the applicable rules of the Nasdaq Stock Market, each member of the Nominating and Corporate Governance Committee shall be an "independent director" as defined by such rules.

3. Chair. Unless the Board elects a Chair of the Nominating and Corporate Governance Committee, the Committee shall elect a Chair by majority vote.

4. Compensation. The compensation of Nominating and Corporate Governance Committee members shall be as determined by the Board.

5. Selection and Removal. Members of the Nominating and Corporate Governance Committee shall be appointed by the Board upon the recommendation of the Committee. The Board may remove members of the Nominating and Corporate Governance Committee from such Committee, with or without cause.

C. **Authority and Responsibilities**

General

The Nominating and Corporate Governance Committee shall discharge its responsibilities, and shall assess the information provided by the Company's management, in accordance with its business judgment.

Board and Committee Membership

1. Selection of Director Nominees. Except where the Company is legally required by contract, bylaw or otherwise to provide third parties with the right to nominate directors, the Nominating and Corporate Governance Committee shall be responsible for recommending to the Board the persons to be nominated by the Board for election as directors at any meeting of stockholders and the persons to be elected by the Board to fill any vacancies on the Board.

2. Criteria for Selecting Directors. The Board's criteria for selecting directors are as set forth in the Company's Corporate Governance Guidelines. The Nominating and Corporate Governance Committee shall use such criteria and the principles set forth in such Guidelines to guide its director selection process. The Committee shall be responsible for reviewing with the Board, on an annual basis, the requisite skills and criteria for new Board members as well as the composition of the Board as a whole.

3. Search Firms. The Nominating and Corporate Governance Committee shall have the sole authority to retain and terminate any search firm to be used to identify director nominees, including sole authority to approve the search firm's fees and other retention terms. The Committee is empowered, without further action by the Board, to cause the Company to pay the compensation of any search firm engaged by the Committee.

4. Selection of Committee Members. The Nominating and Corporate Governance Committee shall be responsible for recommending to the Board the directors to be appointed to each committee of the Board.

Corporate Governance

5. Corporate Governance Guidelines. The Nominating and Corporate Governance Committee shall develop and recommend to the Board a set of Corporate Governance Guidelines applicable to the Company. The Committee shall, from time to time as it deems appropriate, review and reassess the adequacy of such Corporate Governance Guidelines and recommend any proposed changes to the Board for approval.

Evaluation of the Board and Management; Succession Planning

6. Evaluation of the Board. The Nominating and Corporate Governance Committee shall be responsible for overseeing an annual self-evaluation of the Board to determine whether it and its committees are functioning effectively. The Committee shall determine the nature of the evaluation, supervise the conduct of the evaluation and prepare an assessment of the Board's performance, to be discussed with the Board.

7. Succession of Senior Executives. The Nominating and Corporate Governance Committee shall, at the request of the Board of Directors, periodically review and make recommendations to the Board of Directors relating to management succession planning, including policies and principles for CEO selection and performance review, as well as policies regarding succession in the event of an emergency or the retirement of the CEO. The Nominating and Corporate Governance Committee shall present an annual report to the Board on succession planning, which shall include transitional Board leadership in the event of an unplanned vacancy.

Risk Oversight

8. Responsibility. The Nominating and Corporate Governance Committee shall have primary responsibility for initial consideration of risk oversight matters, with the involvement of the full Board of Directors as necessary and appropriate. The Nominating and Corporate Governance Committee's risk oversight responsibilities shall include:

- review with management the categories of risk the company faces, including relationships between these categories of risks, as well as the likelihood of occurrence, the potential impact of those risks and mitigating measures;

- review the risk policies and procedures adopted by management, including how risk-related information is reported matters to the board and appropriate committees;

- review management's implementation of its risk policies and procedures, to assess whether they are being followed and are effective;

- review the steps taken by management to ensure adequate independence of the risk management function and the processes for resolution and escalation of differences that might arise between risk management and business functions;

- review with management the design of the company's risk management functions, including reporting lines of authority, the qualifications and background of senior risk officers and the personnel policies applicable to risk management, to assess whether they are appropriate given the company's size and scope of operations;

- review with management the means by which the company's risk management strategy is communicated to all appropriate groups within the company so that it is properly integrated into the company's enterprise-wide business strategy;

- review internal systems of formal and informal communication across divisions and control functions to encourage the prompt and coherent flow of risk-related information within and across business units and, as needed, the prompt escalation of information to management (and to the board as appropriate); and

- review reports from management, independent auditors, internal auditors, legal counsel, regulators, stock analysts, and outside experts as considered appropriate regarding risks the company faces and the company's risk management function.

D. **Procedures and Administration**

1. Meetings. The Nominating and Corporate Governance Committee shall meet as often as it deems necessary in order to be perform its responsibilities. The Committee shall keep such records of its meetings as it shall deem appropriate.

2. Subcommittees. The Nominating and Corporate Governance Committee may form and delegate authority to one or more subcommittees (including a subcommittee consisting of a single member), as it deems appropriate from time to time under the circumstances.

3. Reports to the Board. The Nominating and Corporate Governance Committee shall report regularly to the Board.

4. Charter. The Nominating and Corporate Governance Committee shall, from time to time as it deems appropriate, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

5. Independent Advisors. The Nominating and Corporate Governance Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be the regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay the compensation of such advisors as established by the Committee.

6. Investigations. The Nominating and Corporate Governance Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Committee or any advisors engaged by the Committee.

7. Annual Self-Evaluation. At least annually, the Nominating and Corporate Governance Committee shall evaluate its own performance.